As filed with the Securities and Exchange Commission on June 16, 2006
Registration No. 333-133554

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALSIUS CORPORATION
(Exact name of registrant as specified in its charter)

California	3841	33-0493151
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.),
15770 Laguna Canyon Road, Suite 150
Irvine, California 92618
(949) 453-0150
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
William J. Worthen
Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92618
(949) 453-0150
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

Ethan D. Feffer, Esq. Sheppard, Mullin, Richter & Hampton LLP 650 Town Center Drive, 4th Floor Costa Mesa, CA 92626-7122	Nora L. Gibson, Esq. Heller Ehrman LLP 333 Bush Street San Francisco, CA 94104-2878
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 16, 2006
PROSPECTUS
             Shares
Common Stock

This is Alsius Corporation’s initial public offering. Alsius Corporation is selling all of the shares of common stock.
We expect the public offering price to be between $       and $        per share. Currently, no public market exists for the shares. After pricing the offering, we expect the common stock will be quoted on the Nasdaq National Market under the symbol “ICEY.”
       Investing in our stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $        PER SHARE

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds, before expenses, to
Alsius Corporation	$	$
The underwriters may also purchase up to an additional         shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
The underwriters expect to deliver the shares on or about                      , 2006.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RBC Capital Markets	Harris Nesbitt
Leerink Swann & Company

                     , 2006

      Alsius®, CoolGard®, Cool Line®, Icy® and Fortius® are registered trademarks of Alsius Corporation. “Alsius,” “we,” “the company,” “us” and “our” refer to Alsius Corporation.
      You should rely only on the information in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our stock only in jurisdictions where offers or sales are permitted. The information in this prospectus is only accurate on the date of this prospectus. Our business, financial condition or results of operations may have changed since that date.
      For investors outside the United States: Neither we nor any of the underwriters for the offering of our stock have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States. You are required to inform yourselves about any restrictions relating to our offering outside the United States.

PROSPECTUS SUMMARY
       This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our stock, including the section entitled “Risk Factors,” and our financial statements and related notes beginning on page F-1.
Our Business
      We are a commercial-stage medical device company that develops, manufactures and sells proprietary, innovative products to precisely control patient temperature in hospital critical care settings. Controlling body temperature, through cooling and warming, is standard of care for patients in critical condition and those undergoing a variety of surgical procedures. Temperature management improves outcomes and reduces complications in patients being treated for a range of conditions such as cardiac arrest, stroke and head trauma, as well as during cardiothoracic surgery. We market a comprehensive suite of catheter-based intravascular temperature management products that address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients.
      Our products consist of the CoolGard system and three families of single-use catheters — Cool Line, Icy and Fortius. The CoolGard system is a computer-controlled temperature regulation system that circulates cool or warm saline in a closed-loop circuit through balloons that surround our catheters. Our catheters are inserted into a major vein through a patient’s neck or groin and achieve rapid and precise temperature management through contact with the patient’s blood flow. A key feature of our catheters is their ability to function as central venous catheters, which are routinely used in the treatment of critically ill patients to administer drugs and fluids, draw blood and monitor blood pressure. Unlike conventional external temperature management products, such as cooling and warming blankets and ice packs, our intravascular products cool and warm the patient from the inside out, thereby more effectively managing body temperature and allowing caregivers easier access to administer patient care.
      Based on our experience in the acute care market, we believe we are the worldwide leader in sales of catheter-based temperature management products and the first company to gain commercial traction in this area. In just over two years since our commercial launch, as of March 31, 2006, we had installed over 230 CoolGard systems in approximately 140 hospitals worldwide, which we estimate have been used with our catheters to treat over 6,000 patients. We market our products primarily to acute care hospitals with high volume critical care centers, of which there are over 2,000 in the United States and a comparable number in international markets. We sell our products through a direct sales force in the United States and a network of distributors in the major European markets, Canada and Australia. Our sales efforts focus on installing systems in critical care centers and driving recurring catheter purchases. We intend to build upon our first mover advantage by increasing global sales of our products for their current clinical indications, entering new international markets and pursuing additional clinical indications.
      We have FDA clearance to market our products in the United States for fever control in certain neuro-intensive care patients and temperature management in cardiac and neuro surgery patients, and are exploring ways to obtain clearance for cardiac arrest. Although we do not promote our products for cardiac arrest in the United States, we understand that physicians are using them off label to treat cardiac arrest and we expect use for this indication to increase. We have broader clearance to market our products in Europe, Canada and Australia, including clearance for cardiac arrest, and are in the process of obtaining clearances to sell our products in China, Japan and other Asian countries.

      Until 2004, we were primarily a research and development company, and our operations consisted of developing our products, conducting clinical trials and obtaining regulatory clearances. Through March 31, 2006, we had an accumulated deficit of $62.1 million, and we do not have sufficient capital to fund operations through the end of 2006. As a result, the opinion we received from our independent registered public accounting firm regarding our 2005 financial statements states that there is substantial doubt regarding our ability to continue as a going concern. However, we believe the proceeds of this offering, together with our current cash and cash equivalents, and anticipated cash from operations will be sufficient to meet our capital needs for at least the next 12 months.
Market Opportunity
      The human body and its cells react negatively to temperature levels or fluctuations outside a desired range. Proper temperature management improves outcomes and reduces complications in several critical conditions, including cardiac arrest, stroke and head trauma, as well as during cardiothoracic surgery. We address two broad markets for temperature management: therapeutic cooling and maintaining normal temperature. We believe the total potential worldwide market for sales of our disposable catheters for these markets exceeds $2.3 billion annually.

Therapeutic Cooling or Induced Hypothermia
      Normal body temperature or normothermia is 37° Celsius (C). Therapeutic cooling, or induced hypothermia, is proactive cooling of a patient to below normal body temperature, in the range of 33° to 34° C, in order to protect organs and cells. Induced hypothermia has been proven to have significant clinical benefits in cardiac arrest patients, and is being studied as a promising therapy to treat stroke and acute myocardial infarction, or AMI (commonly known as a heart attack).
      Two international clinical trials on hypothermia after cardiac arrest published in The New England Journal of Medicine demonstrated that induced hypothermia reduced mortality and improved long-term neurological function. Based on these results, the American Heart Association and the International Liaison Committee on Resuscitation issued new guidelines recommending that cardiac arrest victims be treated with induced hypothermia. The American Stroke Association has also recognized therapeutic hypothermia as a promising area of research. Several clinical trials designed to study the potential benefits of therapeutic cooling in stroke victims are underway worldwide. In heart attack patients, clinical studies have been conducted that suggest therapeutic cooling before and during emergency angioplasty may reduce heart tissue scarring.

Maintaining Normal Temperature or Therapeutic Normothermia
      Irregular patient temperatures, whether too high (hyperthermic or greater than 37° C) or too low (hypothermic or less than 36° C) can be harmful under normal conditions and life-threatening when patients are critically ill. Maintaining normal body temperature significantly reduces patient morbidity and helps preserve cell and organ function in several critical care situations.
      Hyperthermia, or fever, occurs in the majority of all patients with brain injury, such as in stroke or severe head trauma victims, and contributes to secondary brain injury and poor outcomes. Guidelines established by the American Stroke Association, the American Association of Neurological Surgeons and similar international organizations recommend aggressive fever reduction following neurological injury. Maintaining normal temperature in patients with fever is standard of care in critical care settings. In addition, unwanted hypothermia commonly occurs during long cardiothoracic surgeries and is linked to impaired wound healing, adverse cardiac events and increased length of stay in intensive care units. Major medical societies have issued specific guidelines for temperature management during cardiothoracic surgeries.

Limitations of Conventional Temperature Management Approaches
      Critical care physicians and nurses currently manage patient temperature primarily by using cooling and warming blankets, ice packs and other external measures. These low technology approaches rely on cooling or warming the patient from outside the body and are often ineffective, cumbersome and labor intensive. Significant limitations of conventional products include:

•	Inferior temperature management. Surface cooling and warming products are often slow and ineffective at achieving and maintaining target body temperatures, which can result in wide temperature fluctuations.

•	Unintended clinical complications. Because conventional temperature management products do not consistently maintain target body temperatures, patients are at risk for brain and other organ damage. Surface cooling devices can also cause shivering, which increases metabolic demands, deprives organs of oxygen and causes increased intracranial pressure. External devices can also create skin rashes, skin damage and infection around wounds.

•	Difficult patient access. External temperature management devices require extensive coverage of the patient’s body, imposing obstacles for physicians and nurses to run tests, administer medication, draw blood, treat wounds and manage patient hygiene.
Our Solution and Product Advantages
      Unlike conventional temperature management products, our automated products cool and warm the patient from the inside out. Our products provide caregivers the ability to more rapidly, accurately and effectively manage and sustain core body temperature. We offer several significant advantages:

•	Superior temperature management. Because our products cool and warm through direct catheter contact with the blood, our technology delivers superior cooling and warming performance. Our computer- controlled system constantly monitors patient temperature and automatically adjusts the temperature of the saline flowing through the catheter to prevent undesired patient temperature fluctuations.

•	Reduced complications. By precisely maintaining target body temperature, our products help minimize damage to the brain and other organs, improve patient outcomes and reduce long-term care needs. Patients treated with our catheters experience less shivering and avoid the complications of skin rashes, burns and skin death. Using our products, medical staff spend less time treating and attending to complications.

•	Ease of use. Our automated system reduces the need for caregivers to constantly monitor and adjust patient body temperature. A comparative study of patients treated with conventional surface products and our intravascular system showed that nurses spent on average 43% less time managing patient temperature using our products.

•	Enhanced patient access. Our catheters function as central venous catheters and contain working ports that facilitate routine critical care such as administering drugs and fluids, drawing blood and monitoring blood pressure. Unlike external cooling and warming blankets, our intravascular design allows caregivers easier access to administer patient care.

Our Strategy
      Our goal is to be the leading worldwide provider of medical products for temperature management in hospital critical care settings. The key elements of our strategy include:

•	Leverage our first mover advantage. We believe we are the leader in sales of intravascular temperature management products, which will enable us to continue to set the industry standard for novel temperature management. We have an established sales, marketing, distribution and service infrastructure, which we intend to use to support our growth worldwide.

•	Drive adoption. We will continue to drive adoption of our products by promoting awareness among leading hospitals and critical care practitioners, including participating in clinical trials, training physicians and supporting the adoption of temperature management treatment guidelines.

•	Increase system installations and catheter use. Our goal is to increase system installations at target hospitals and drive catheter use among existing customers. In 2006, we intend to double the size of our direct U.S. sales force from 2005 levels. Internationally, we intend to increase sales through our distributors in our existing markets in Europe, Canada and Australia, and expand into China, Japan and other Asian countries.

•	Enhance existing products and develop new products. We will continue to improve the design of our current products and expand our pipeline of future products. We intend to continually enhance our systems, software and catheters to deliver more effective and easier to use temperature management products.

•	Improve margins through scale and efficiency. We are focused on improving gross margins by lowering our raw material and manufacturing costs. We expect to realize economies-of-scale as our sales increase.
Risks Associated with Our Business
      We are subject to a variety of risks to our competitive position and business strategy. For example, our CoolGard system and catheters have been cleared in the United States only for specific indications. These clearances restrict our ability to market our products for treatment outside these indications. Use of our products outside these indications, or off label use, specifically for cardiac arrest, has occurred and is likely to increase. A significant amount of our revenue in the United States is generated from off label treatment of cardiac arrest. In 2004, we applied to the FDA to have our products cleared for cardiac arrest. In 2005, we withdrew our submission because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. We decided not to conduct such a trial at that time because we wanted to focus on marketing our products for their cleared indications. We intend to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in human clinical trials in collaboration with others or conducting our own trials. We anticipate we can begin such trials as early as the middle of 2007 and expect it will take two to three years to collect sufficient data to support a renewed cardiac arrest submission. These trials may be expensive and time-consuming, and we cannot assure you that the FDA will ultimately grant us clearance or approval for cardiac arrest. If we do not obtain FDA clearance for cardiac arrest, or other indications, we may be at risk for liabilities related to off label use. See “Risk Factors” beginning on page 8 for a discussion of various factors you should consider before investing in our stock.

Corporate Information
      We were formed on December 20, 1991, as a California corporation named Neuroperfusion, Inc. On November 12, 1998, we changed our name to Alsius Corporation, changed our business to intravascular temperature management and began developing our current technology platform. Our principal executive office is 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618 and our telephone number is (949) 453-0150. Our website is www.alsius.com. Information contained in our website is not intended to be a securities offering document and is not part of this prospectus.
The Offering

Total common stock offered	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share. We expect to use the net proceeds of this offering to fund sales and marketing, manufacturing, research and development and for general corporate purposes. We may also use proceeds from time to time to acquire businesses, technology or products that complement our business, though no acquisitions are currently pending.

Proposed Nasdaq National Market symbol	ICEY
      Except as otherwise indicated, all share information in this prospectus assumes:

•	a 1-for- reverse stock split of our common and preferred stock before the closing of this offering;

•	the amendment and restatement of our articles of incorporation before the closing of this offering to provide for an authorized capital stock of shares of common stock and shares of preferred stock;

•	the conversion of all of our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering;

•	the conversion of all of our outstanding convertible promissory notes into shares of our common stock upon the closing of this offering, assuming an initial public offering price of $ per share; and

•	the underwriters do not exercise their option to purchase up to additional shares of our common stock to cover over-allotments, if any.

      The number of shares of our common stock to be outstanding after this offering excludes:

•	shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share (of which options to purchase shares of our common stock at a weighted average exercise price of $ per share are exercisable);

•	shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share; and

•	shares of our common stock available for future issuance pursuant to option or share grants under our equity incentive plans.

Summary Financial Information
       The following tables summarize financial and operating data regarding our business as of, and for the years ended, December 31, 2003, 2004, 2005, which has been derived from our audited financial statements. The statement of operations data for each of the three months ended March 31, 2005 and 2006 and the balance sheet data as of March 31, 2006 are derived from our unaudited financial statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

	(In Thousands, Except Share and Per Share Data)
Statements of Operations Data:
Revenue	$977	$1,641	$3,223	$625	$1,022

Operating expenses:
Cost of revenue	2,000	2,011	3,620	1,043	1,538
Research and development	4,842	3,331	3,466	939	758
Sales and marketing	1,451	3,309	4,464	1,171	1,242
General and administrative	1,500	1,348	1,491	323	933

Total operating expenses	9,793	9,999	13,041	3,476	4,471

Loss from operations	(8,816)	(8,358)	(9,818)	(2,851)	(3,449)
Other income (expense):
Interest income	14	98	189	41	27
Interest expense	(361)	(5)	(373)	—	(147)
Other	16	45	(120)	(5)	(73)

Net loss	(9,147)	(8,220)	(10,122)	(2,815)	(3,642)
(Deemed preferred stock dividends) gain on extinguishment of preferred stock	(34,881)	14,184	—	—	—
Amount allocated to participating preferred shareholders	—	(5,928)	—	—	—

Net income (loss) available to common shareholders	$(44,028)	$36	$(10,122)	$(2,815)	$(3,642)

Net income (loss) per share:
Basic	$(7,601.52)	$1.13	$(181.77)	$(51.55)	$(63.91)

Diluted	$(7,601.52)	$1.13	$(181.77)	$(51.55)	$(63.91)

Shares used in computing net income (loss) per share:
Basic	5,792	31,832	55,687	54,607	56,984

Diluted	5,792	31,832	55,687	54,607	56,984

Cash Flow Data:
Net cash used in operating activities	$(8,490)	$(9,170)	$(9,351)	$(2,616)	$(2,313)

Net cash provided by (used in) investing activities	$1,204	$(716)	$(254)	$(86)	$(162)

Net cash provided by (used in) financing activities	$15,985	$8,451	$4,579	$(6)	$(377)

     The following table presents a summary of our balance sheets as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to:

◦	the receipt of $4.2 million from the sale of convertible promissory notes and warrants in April 2006;

◦	the conversion of all of our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering;

◦	the conversion of all of our outstanding convertible promissory notes into shares of our common stock upon the closing of this offering, assuming an initial public offering price of $ per share; and;

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and the sale of shares of our common stock in this offering at an assumed price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2006,

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(In Thousands)
Balance Sheets Data:
Cash and cash equivalents	$2,457	$	$
Working capital	1,148
Total assets	6,619
Convertible promissory note	—
Long term liabilities	2,954
Redeemable convertible preferred stock	46,643
Total shareholders’ deficit	(46,798)

RISK FACTORS
       An investment in our stock involves a high degree of risk. You should carefully read and consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be seriously harmed. In any such case, the trading price of our stock could decline and you could lose all or part of your investment. When determining whether to buy our stock, you should also read the other information in this prospectus, including our financial statements and the related notes.
Risks Related to Our Business

Our ability to market our CoolGard system and accompanying disposable catheters in the United States is limited to fever control in neuro-intensive care patients and temperature management in cardiac and neuro surgery patients. If we want to expand our marketing claims to cardiac arrest or other uses, we will need to obtain additional FDA clearances or approvals, which may be expensive and time-consuming and may not be successful.
      In the United States, the Food and Drug Administration, or FDA, has only cleared our CoolGard system for use with our Cool Line catheter for fever reduction, as an adjunct to other antipyretic therapy, in intubated and sedated patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation. Our CoolGard system used with our Icy or Fortius catheter has been cleared in the United States only for use in cardiac surgery patients to achieve and maintain normothermia during surgery and in recovery and intensive care, and to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and in recovery and intensive care. These clearances restrict our ability to market our products for treatment outside these specific cleared indications. Use of our products outside these indications, or off label use, specifically for cardiac arrest, has occurred and is likely to continue. A significant amount of our revenue in the United States is generated from off label treatment of cardiac arrest. While off label uses of medical devices are common and the FDA does not regulate physicians’ choices of treatments, the FDA does restrict a manufacturer’s communications regarding off label uses. We do not promote or advertise our CoolGard system and its accompanying single-use disposable catheters for cardiac arrest or other off label uses. Due to these legal constraints, our U.S. sales and marketing efforts focus only on the general technical attributes and benefits of our CoolGard system and its use for fever reduction in neuro-intensive care patients and temperature management in cardiac and neuro surgery patients.
      In 2004, we submitted a 510(k) notification to the FDA to have our products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, we withdrew our request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. We decided not to conduct such a trial at that time because we wanted to focus on marketing our products for their cleared indications. In the future, we intend to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in clinical trials in collaboration with others or conducting our own human clinical trials. Additionally, we may pursue FDA clearances or approvals to market our products for other applications, such as inducing hypothermia in patients with stroke or acute myocardial infarction. These trials may be expensive and time-consuming, and we cannot assure you that the FDA will ultimately grant us clearance or approval for such indications.
      If we do not obtain FDA clearance for cardiac arrest, or other indications, we may be at risk for liabilities related to off label use. The FDA or other governmental agencies may monitor or investigate our promotional activities to make certain we are not promoting our products for off label use.

Government investigations concerning the promotion of off label uses and related issues are typically expensive, disruptive and burdensome and generate negative publicity. If our promotional activities are found to be in violation of the law or if we agree to settle an enforcement action, we would likely face significant fines and penalties and be required to substantially change our sales, promotion and educational activities. Additionally, we could be prohibited from selling our CoolGard system for any non-FDA-cleared use. Enforcement actions against us could also prohibit us from participating in government health care programs such as Medicare and Medicaid.
      In addition, we cannot make comparative claims regarding the effectiveness of our CoolGard system against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time-consuming. We do not have any current plans to conduct additional clinical studies to evaluate our CoolGard system against any alternative method of treatment. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to FDA warnings or enforcement action.

We compete primarily with conventional temperature management products that currently have greater market penetration, as well as with other novel temperature management products.
      We principally compete with companies that sell conventional temperature management products such as cooling and warming blankets, ice packs and other external devices. We also compete against companies with newer surface temperature management products, such as Medivance, Inc., a privately held company that sells self-regulating cooling pads. Additionally, we compete with companies that have developed other intravascular approaches that are either pre-commercialization or in very early stages of commercialization. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share. We may also face competition from manufacturers of pharmaceuticals and other products that have not yet been developed.
      Our ability to compete effectively depends upon our ability to distinguish our products and includes such factors as:

•	product performance;

•	development of successful distribution channels, both domestically and internationally;

•	success and timing of new product development and introductions;

•	intellectual property protection; and

•	quality of customer support.
      Cooling and warming blankets are more widely used and less expensive than our products. Newer surface cooling pads have been on the market for approximately the same amount of time as our products and are currently offered at prices similar to those offered for our products. If our potential customers have already purchased competing products, they may feel the need to recoup the cost of those products before they consider purchasing our products, even if they believe our products are superior. If we are unable to achieve continued market penetration, we will be unable to compete effectively. In addition, some of our current and potential competitors may have significantly greater financial, research and development, manufacturing and sales and marketing resources than we do. Our competitors could use their greater financial resources to acquire other companies to gain enhanced name and brand recognition and market share, as well as new technologies or products that could effectively compete with our products.

The FDA has required that we place a warning label on our Cool Line catheter and that we collect safety data on the Cool Line. If the FDA concludes that the Cool Line catheters pose a statistically significant safety risk, it could require that we conduct additional clinical studies or recall the Cool Line in the United States.
      We obtained 510(k) clearances for the current indications for which we market our products. However, the FDA may seek to limit or revoke our clearances if safety or effectiveness problems develop. In 2002, we completed a 296-patient randomized, controlled clinical trial in support of our initial regulatory submission to the FDA. Based on the trial results, in August 2003, the FDA granted us 510(k) clearance for our CoolGard system and Cool Line catheter for treatment of fever reduction in patients with cerebral infarction and intracerebral hemorrhage. As a result of higher mortality rates in the clinical trial among patients treated for fever reduction following subarachnoid hemorrhage and primary traumatic brain injury, the FDA did not clear the Cool Line for these two indications. In addition, the FDA required that we place a warning label on our Cool Line catheter which states that the Cool Line is not cleared for treatment of these two indications, and discloses the mortality data associated with the two cleared and two non-cleared indications.
      The FDA also required that we conduct a post market surveillance, or PMS, study of 200 patients treated with our Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, we filed a report with the FDA on the first 83 patients in the PMS study, which we believe showed good safety results. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that our Cool Line catheters pose a statistically significant safety risk, the FDA could require that we conduct additional clinical studies or recall the Cool Line in the United States. Either of these potential FDA actions could materially impact the sales and marketability of our Cool Line products in the United States.

The long sales cycle for our system may cause revenue and operating results to vary significantly quarter to quarter and year to year.
      The decision to purchase our CoolGard system and catheters often involves a significant commitment of resources and a lengthy evaluation process. We need to convince hospitals and critical care providers that our products are more effective than, and provide advantages over, competing temperature management products. Hospital purchases often involve a committee decision requiring approval of multiple decision makers including physicians, nurses and administrators. As a result, our sales process varies by hospital and country. In addition, a hospital typically uses funds from its capital equipment budget to purchase our CoolGard system. Budget constraints and the need for multiple approvals within the hospital may delay the purchase decision for our products. This can result in a lengthy sales process, sometimes as long as six months to a year. The long sales cycle for our system may cause our revenue and operating results to vary significantly quarter to quarter and year to year.

We depend on several large customers for our international sales, and a loss of or decline in sales to such customers may significantly reduce our revenue.
      A significant portion of our sales in Europe are to one or two distributors. In 2004, two distributors, Euromed and Fuchs Medical, each accounted for more than 10% of our revenue. In 2005, and the quarter ended March 31, 2006, Euromed accounted for more than 10% of our revenue. From time to time, other international distributors may also account for a large portion of our revenue. Our contract with Euromed expires in May 2007, but will automatically renew for a two-year period unless terminated by Euromed or us 60 days prior to the end of the then current term. The contract does not assure us significant minimum purchase volume. If we or Euromed fail to renew this contract, or if the contract with Euromed is terminated for cause or by us for convenience, Euromed will have no obligation to purchase products from us. Our contracts with other significant distributors will typically have similar terms, and will not assure us of long-term minimum purchase volumes. The loss of, or any sudden decline in business from, Euromed or any other significant distributor, likely would lead to a significant decline in our revenue. We may not be able to retain this or other large customers or any other significant distributor. If we were to lose Euromed or any other large distributor, it may take significant time to replace the distributor and the revenue generated by them, and we may not ultimately be able to do so.

We have not yet been able to finance our operations with the cash generated from our business and in its opinion regarding our 2005 financial statements, our independent registered public accounting firm stated that there is a substantial doubt regarding our ability to continue as a going concern. If we do not generate cash sufficient to finance our operations, we may need additional financing to continue our growth, otherwise our growth may be limited.
      We have not yet generated sufficient cash from operations to finance our business. We have financed our operations to date principally through the private placement of equity securities and debt securities convertible to equity. We have not reported an operating profit for any year since our inception, and from our inception through December 31, 2005, we have accumulated losses of $58.4 million. We expect to incur net losses for the foreseeable future. These losses may be substantial and we may never achieve or maintain profitability. Failure to achieve or maintain profitability will depress the value of our stock.
      We intend that this offering will provide us with sufficient working capital to grow our business. However, as disclosed in Note 2 to our financial statements, we do not currently have sufficient capital to fund our operations through 2006. The opinion of our independent registered public accounting firm regarding our 2005 financial statements, which is included in this prospectus, contains a paragraph that states there is substantial doubt regarding our ability to continue as a going concern. If doubts are raised about our ability to continue as a going concern following this offering, our stock price could drop and our ability to raise additional funds or to obtain credit on commercially reasonable terms may be adversely affected. Additionally, potential customers may not buy our products if they believe that we may not have a viable business. If our cash flow is insufficient in the future to finance our expenses, we may need to finance our growth through additional debt or equity financing or reduce costs. Any additional financing that we may require in the future may not be available at all or, if available, may be on terms unfavorable to us. If additional funds are raised through the issuance of our equity, convertible debt or similar securities, then such securities may have rights or preferences senior to those of the common shares offered under this prospectus and our existing shareholders may experience dilution. Our inability to finance our growth, either internally or externally, would limit our growth potential and our ability to implement our business strategy.

We have a limited history of commercial sales that makes it difficult to predict future performance and could impair our ability to grow revenue or achieve or maintain profitability.
      We were incorporated in December 1991, and recapitalized and reorganized our operations and business in November 1998 to focus on intravascular temperature management. We began very limited sales of earlier versions of our products in Europe in December 2000 and began a more significant international sales launch of our current products in February 2004, when we started building our current network of independent distributors. We began sales in the United States in April 2004 through our own direct sales force. Consequently, we have a limited history of commercial sales of our products, which hinders us from accurately predicting sales and managing our inventory levels. As we expand our business, managing our inventory levels may become more difficult and may affect our cash position and results of operations. Our inability to forecast future revenue or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

Our products are subject to product defects, recalls or failures, which could harm our financial results.
      In manufacturing our products, we depend on third parties to supply various components. Many of these components require a significant degree of technical expertise to produce. Complex medical devices, such as our CoolGard system, can experience performance problems in the field that require corrective action. If our suppliers fail to produce components to our specifications, or if the suppliers or we use defective materials or poor workmanship in the manufacturing process, the reliability and performance of our products will be compromised. We cannot assure you that our testing procedures will adequately identify all defects in our products or that component failures, manufacturing errors, or inadequate labeling, that could result in an unsafe condition or injury to the operator or the patient, will not occur. If any defects occur, we may incur warranty or repair costs, be subject to claims for damages related to product defects, be required to recall products, or experience manufacturing, shipping or other delays or interruptions as a result of these defects. Any recall would divert management attention and financial resources and could expose us to product liability or other claims, which may not be adequately covered by insurance, and may harm our reputation with customers. A recall involving our CoolGard system could be particularly harmful to our business and financial results, because our CoolGard system is the necessary component that allows our catheters to work.

We face uncertainty related to pricing, reimbursement and health care reform, which could reduce our revenue.
      Sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for our products, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.
      Adoption of our products by the medical community may be limited if doctors and hospitals do not receive full reimbursement for our products. Currently, existing procedure codes only cover reimbursement for a portion of the cost of our products. We do not have a specific Current Procedural Terminology, or CPT, reimbursement code for our products. Physicians and hospitals have been using reimbursement codes related to central venous catheters or other critical care codes for our products, which provide only partial reimbursement.
      Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that we can charge for any existing product or those that we develop or market in the future. For example, the Medicare Modernization Act revised the Medicare payment methodology for many drugs covered under Medicare. We cannot predict the full impact of the new payment methodologies on our business. We are also impacted by efforts by private third-party payors to control costs. We are unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or government payors. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using our products could harm our business and reduce our revenue.

Risks Related to our Regulatory Environment

If we fail to maintain U.S. Food and Drug Administration and other government clearances for our current products and indications, or if we fail to obtain clearances for additional products and indications, we would be significantly harmed.
      Compliance with FDA, state and other regulations is complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Federal and state regulations, guidance, notices and other issuances specific to medical devices regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

•	pre-clinical laboratory and animal testing;

•	clinical trials in humans;

•	product safety, effectiveness and quality;

•	product manufacturing, storage and distribution;

•	pre-market clearance or approval;

•	record keeping and document retention procedures;

•	product advertising, sales and promotion;

•	PMS and medical device reporting, including reporting of deaths, serious injuries or other adverse events or device malfunctions; and

•	product corrective actions, removals and recalls.
      Our failure to comply with any of the foregoing could result in enforcement actions by the FDA or state agencies, which may include fines, injunctions, penalties, recalls or seizures of our products, operating restrictions or shutdown of production. Any noncompliance may also result in denial of our future requests for 510(k) clearance or pre-market approval (PMA) of new products, new intended uses or modifications to existing products and could result in the withdrawal of previously granted 510(k) clearance or PMA. If any of these events were to occur, we could lose customers and our product sales, business, results of operations and financial condition would be harmed.

Future enhancements of our products or new products we may develop may require new clearances or approvals or require that we cease selling such products until new clearances or approvals are obtained.
      We plan to make modifications to our CoolGard system and do not believe such modifications require that we apply for additional 510(k) clearance. Any modification to a 510(k)-cleared device that would constitute a change in its intended use, design or manufacture could require a new 510(k) clearance or, possibly, a PMA. If the FDA disagrees with us and requires that we submit a new 510(k) or PMA application for our modifications, we may be required to cease promoting or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to fines or other penalties. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We may be unable to obtain or maintain international regulatory qualifications, clearances or approvals for our current or future products and indications, which could harm our business.
      Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. We have obtained a Conformité Européenne, or CE Mark, in Europe for temperature management in patients for whom a central venous catheter is warranted. We have obtained a regulatory license to market our products in Canada for cooling and warming critical care patients, including for cardiac arrest. We have also obtained regulatory clearance to market our products in Australia for cooling and warming critical care patients, and have applied for similar clearances in China, Japan and other Asian countries. Complying with international regulatory requirements can be an expensive and time-consuming process and clearance or approval is not certain. The time needed to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and the requirements for such clearances may be more expensive. Foreign clearances may significantly differ from FDA requirements, and we may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products in international markets.

We may be subject to production halts and penalties if we or our third-party vendors fail to comply with FDA manufacturing regulations.
      We are required to comply with the FDA’s Quality System Regulation, or QSR, which applies to our facility and the facilities of our third-party component manufacturers and sterilizers. The QSR sets forth minimum standards for the design, production, quality assurance packaging, sterilization, storage and shipping of our products. Our products are also covered by FDA regulation that impose record keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to our products, as well as incorporating certain safety features in the design of our products. The FDA enforces the QSR and performance standards through periodic unannounced inspections. We and our third-party component manufacturers, suppliers and sterilization providers are subject to FDA inspections at all times. Our failure or the failure of our component manufacturers, suppliers and sterilization providers to take satisfactory corrective action in response to an adverse QSR inspection or failure to comply with applicable performance standards could result in enforcement actions, including a public warning letter, a shutdown of manufacturing operations, a recall of products, and civil or criminal penalties.

We will spend considerable time and money complying with federal, state and foreign regulations in addition to FDA regulations, and, if we are unable to fully comply with such regulations, we could face substantial penalties.
      In addition to FDA regulations, we are subject to extensive U.S. federal and state regulations and the regulations of foreign countries in which we conduct business. The laws and regulations that affect our business, in addition to the Federal Food, Drug and Cosmetic Act and FDA regulations include, but are not limited to:

•	state consumer, food and drug laws, including laws regulating manufacturing;

•	the federal anti-kickback statute, which prohibits compensation for arranging a good or service paid for under federal health care programs;

•	Medicare regulations regarding reimbursement and laws prohibiting false reimbursement claims;

•	federal and state laws protecting the privacy of patient medical information, including the Health Insurance Portability and Accountability Act;

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection; and

•	regulations similar to the foregoing outside the United States.
      If our operations are found to be in violation of any health care laws or regulations, we may be subject to civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and curtailment of our operations. If we are required to obtain permits or licenses under these laws, we may be subject to additional regulation and incur significant expense. The risk of being found in violation of these laws is increased by the fact that many of them have not been fully or clearly interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.
Risks Related to Our Operations

We depend upon a limited number of suppliers for the components of our products, making us vulnerable to supply shortages and price fluctuations.
      Many of the components and materials used in our products are manufactured by a limited number of suppliers, and in some cases one supplier. Any supply interruption or an increase in demand beyond our suppliers’ capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified. Identifying and qualifying additional suppliers for the components used in our products, if required, may not be accomplished quickly or at all and could involve significant costs. In particular, we currently have only one supplier for a key component of our products. We currently have an estimated three-month supply of the component and have ordered an additional eight-month supply, and our goal is at all times to have at least a six-month supply. However, if this supplier decides not to supply us with the requisite components or if there is any other interruption or delay in the supply, we estimate it would take six to nine months to replace our supplier, and we may be unable to obtain alternate suppliers at acceptable prices or in a timely manner. If supply interruptions were to occur, our ability to meet customer demand would be impaired and customers may decide to cancel orders or switch to competitive products. Switching components or materials may require product redesign and new submissions to the FDA that could significantly delay production or, if the FDA refuses to approve the changes, stop us from manufacturing and selling our products.

We are subject to risks associated with international sales that could harm our financial condition and results of operations.
      International sales accounted for 65% and 60% of our revenue for 2004 and 2005, respectively. Although we intend to increasingly focus on sales in the United States, we believe that a significant percentage of our future revenue will continue to come from international sales. In particular, we rely on a network of third-party distributors to market and sell our products in non-U.S. markets. The success of our international sales depends upon a number of factors beyond our control, including the effectiveness and skill of our distributors and their willingness to commit resources and prioritize the sale of our products. These parties may not have the same interests as we do in marketing our products. If these distributors do not actively sell our products, we may be unable to increase or maintain our current level of international revenue. In order to grow our business and expand the territories into which we sell our products internationally, we will need to attract additional skilled distributors in key geographic areas. We cannot assure you that distributors will be available on acceptable terms.
      Additionally, international sales are subject to a number of other risks, including:

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays; and

•	political and economic instability.
      Additionally, our products and manufacturing facilities are subject to review and inspection by foreign regulatory agencies. Foreign authorities have become increasingly stringent and we and our distributors may be subject to more rigorous regulation in the future. Our failure or the failure of our distributors to comply with foreign regulations may restrict our and our distributors’ ability to sell our products internationally.

Our success depends on our ability to manage our business as we increase the scale of our operations.
      It may be difficult for us to control costs if we significantly expand our sales, marketing and manufacturing capacities. Changes in manufacturing and rapid expansion of personnel may mean that less experienced people are producing and selling our products, which could result in unanticipated costs and disruptions to our operations. Our success in growing our business will depend upon our ability to implement improvements in our operational systems, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel and distributors worldwide. If we cannot scale and manage our business to expand sales of our products, we may not achieve our desired growth and our financial results may suffer.

We have no experience manufacturing our products in large volumes and at a cost that would enable widespread commercial use.
      We have only produced our CoolGard system and our catheters in low volumes to date. We have no experience in large-volume manufacturing of our system and catheters. As we manufacture more, we may encounter problems controlling cost and quality. If we cannot manufacture a sufficient supply of our products at required quality levels, market acceptance of our products may be negatively impacted.

We depend on key personnel to operate our business effectively, and the loss of key personnel could harm us.
      Our success depends on the skills, experience, technical knowledge and efforts of our officers and other key employees. We do not have employment contracts that require any of our officers or other key employees to remain with us for any period. Any of our officers and other key employees may terminate their employment at any time. In addition, we do not maintain “key person” life insurance policies covering any of our employees. The loss of any of our senior management could disrupt our business.

If a natural or man-made disaster strikes our facility, we may be unable to manufacture products for a substantial amount of time and our revenue could decline.
      We only have one facility, which is located in Irvine, California. We are vulnerable to damage from natural disasters, such as earthquakes, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. Our facility and the equipment that we use to produce our products could require substantial lead-time to repair or replace. In the event of a disaster, we would not have the ability to immediately shift production to another facility or rely on third-party manufacturers. If we were to shift production from one facility to another, we would need FDA authorization to manufacture the product in the new facility. This could take up to six months and we may not be able to outsource manufacturing during that time. We currently carry business interruption insurance with a policy limit of $4.4 million. Our insurance coverage may not be sufficient in scope or amount to cover potential losses, and we do not plan to purchase additional insurance to cover such losses due to the cost of such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

We will need to strengthen our internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis.
      We have operated as a relatively small privately held company and we have identified several areas of our internal controls over financial reporting that we will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. However, we cannot assure you that material weaknesses, significant deficiencies and control deficiencies in our internal controls over financial reporting will not be identified when we are required to conclude on the effectiveness of our internal control over financial reporting. We will incur substantial expenses relating to improving our internal control over financial reporting. Our accounting and financial reporting functions may not currently have all of the necessary resources to ensure that we will not have significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	inappropriate management override of policies and procedures; and

•	the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.
      If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information. This may cause investors to lose confidence in our reported financial information and may have an adverse effect on the trading price of our common stock.
Risks Related to Intellectual Property

Intellectual property rights may not provide adequate protection for our products, which may permit others to compete against us more effectively.
      We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products. As of March 31, 2006, our products were covered by 33 issued U.S. patents and 20 U.S. patent applications. As of March 31, 2006, our products were covered internationally by three issued patents and 15 patent applications. Our patents covering our key markets generally expire between 2018 and 2022. Our foreign patents and applications include patents filed initially in certain countries and patents filed initially in the United States for which we then sought foreign coverage by way of the Patent Cooperation Treaty, or PCT. We cannot be certain which, if any, of our patents individually or as a group will permit us to gain or maintain a competitive advantage. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will provide meaningful protection against competitors or against competitive technologies. Furthermore, the issuance of a patent is not conclusive as to its validity or enforceability. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. Competitors could reverse engineer our products and attempt to replicate them, design around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.
      We use trademarks to protect our company name and certain of our product names. Alsius, CoolGard, Cool Line, Icy and Fortius are registered trademarks in the United States and the European Union. We may also rely on common law protections from time-to-time for unregistered trademarks. Since no registration is required in order to establish common law rights to a trademark, it can be difficult to discover whether anyone has trademark rights in a particular mark. If we have to change our name or the name of our products due to infringement, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.
      We also seek to protect our intellectual property using confidentiality agreements with our employees, consultants and certain vendors. However, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees despite confidentiality agreements and other legal restrictions. Monitoring the unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective.
      If our intellectual property rights are not adequately protected, our competitive position could be adversely affected.

Our products could infringe the intellectual property rights of others. This may lead to costly litigation, result in payment by us of substantial damages or royalties and prevent us from using technology essential to our products.
      In the medical device industry there is often extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. We cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of others. Intellectual property litigation, with or without merit, is expensive and time-consuming and could divert management’s attention. If our products and their uses are successfully challenged, we could be required to pay substantial damages and be prohibited from using technologies essential to our products without the permission of their owners. We do not know whether permission to use others’ intellectual property would be available to us on satisfactory terms, or whether we could redesign our products to avoid infringement. We expect that any competitive advantage we may enjoy from our technologies, such as those of our CoolGard system and catheters, may diminish over time as companies create their own innovations. We will only be able to protect our technologies from unauthorized use by others to the extent that we can pay to enforce our rights, including through litigation.

Risks Relating to this Offering

Our directors and executive officers have significant voting power and may take actions that may not be in the best interests of our other shareholders.
      After this offering, our executive officers, together with members of our board of directors who work for investment funds that own our stock, will own an estimated      % of our outstanding common stock. As a result, these shareholders, if they act together, will be able to control our management, affairs and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing an acquisition of our company and might adversely affect the market price of our common stock. The interests of these shareholders may be different than the interests of other shareholders on matters upon which a vote is taken.

We will incur increased costs as a result of being a public company and our management will be required to devote substantial time to comply with rules that apply to public companies.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules of the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, require elaborate corporate governance practices for public companies. We expect compliance with these rules and regulations to increase our legal and financial costs and to make some activities more time-consuming and costly for our management team. We also expect compliance with these rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.
      The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting, the market price of our common stock could decline and we could be subject to sanctions or investigations by the Nasdaq National Market, the SEC or other regulatory authorities.

An active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.
      Prior to this offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for our common stock to be sold by us in this offering will be determined by negotiations among us and the underwriters and may bear no relationship to the price at which our common stock will trade afterwards. The market price of our common stock could be subject to significant fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, and other events or factors.

Our stock price is likely to be volatile, and the market price of our common stock, after this offering, may drop below the price you pay.
      The stock market in general, the Nasdaq National Market and the trading prices of companies in the medical device industry in particular, have experienced extreme price fluctuations in recent years. Fluctuations have often been unrelated to company operating performance. The valuations of many companies in the medical device industry without consistent product revenue and earnings are extraordinarily high based on conventional valuation standards, such as price to earnings and price to sales ratios. Any negative change in the public’s perception of the prospects of companies in the medical device industry could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as terrorism, military conflict, recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock.

We may allocate the net proceeds from this offering in ways that may not enhance the value of our common stock.
      Our board of directors will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. Our failure to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline.

The sale of a substantial number of shares of our common stock in the future may cause the price of our common stock to decline.
      Future sales of common stock by existing shareholders including through the exercise of stock options and registration rights could have an adverse effect on the price of the our common stock. The shares sold in this offering will be eligible for sale in the public market immediately following this offering. Additionally,                       shares of common stock will be eligible for sale by current shareholders, warrant holders, option holders and note holders whose notes will convert into common stock in this offering. These shares may be sold beginning 180 days after the offering, upon expiration of lockup agreements with the underwriters. We intend to register a total of                       shares of common stock reserved for issuance under our equity incentive plans following the date of this prospectus. Certain existing shareholders have rights under certain circumstances to require us to register their shares for future sale. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value of your shares.

Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management.
      Our articles of incorporation provide for authorized but unissued preferred stock, the terms of which may be fixed by the board of directors, and also provides for a classified board of directors with staggered terms. These charter provisions could have the effect of delaying, deferring or preventing us from being purchased by another company or investors. These provisions may promote the entrenching of our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.
      In the past, shareholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a shareholder files a securities class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.
      We have never paid cash dividends on our stock and do not anticipate paying cash dividends on our stock in the foreseeable future. The payment of dividends on our stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. As a result, only appreciation of the price of our common stock will provide a return to investors in this offering. Investors seeking cash dividends should not invest in our common stock.

FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those discussed under “Risk Factors,” which could cause our actual results to differ from those projected in any forward-looking statements we make.
      We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by law, including U.S. securities laws and SEC rules, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operations and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
       The proceeds we receive from the sale of the         shares of common stock offered hereby are estimated to be $      million ($      million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $        per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.
      We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to fund sales and marketing;

•	approximately $ million to fund research and development; and

•	the remainder to fund working capital and for other general corporate purposes.

      The funds actually used and the timing of such expenditures will depend on a number of factors, including how we fund our growth strategy and the amount of cash generated by our operations, and any unforeseen events. We will determine our use of proceeds from this offering in our discretion and may use the proceeds in a manner different from the estimates above.
      We may also use proceeds from time to time to acquire businesses, technology or products that complement our business, though no acquisitions are currently pending.
      Our board of directors has broad discretion to determine how the proceeds of this offering will be used. Pending any use of proceeds, we intend to invest the proceeds in short-term, interest-bearing government bonds and similar securities.
DIVIDEND POLICY
       We have never declared or paid cash dividends. We currently intend to retain future earnings for the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION
       The following table summarizes our capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to:

°	the filing of our amended and restated articles of incorporation to provide for an authorized capital stock of shares of common stock and shares of preferred stock, which will become effective before the closing of this offering;

°	the receipt of $4.2 million from the sale of convertible promissory notes and warrants in April 2006;

°	the conversion of all of our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering;

°	the conversion of all of our outstanding convertible promissory notes into shares of our common stock upon the closing of this offering, assuming an initial public offering price of $ per share; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and the sale of the shares of our common stock we are offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2006

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(In Thousands, Except Share Data)
Promissory note	$4,158

Convertible promissory note	$—

Redeemable preferred stock, no par value; shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted
Redeemable convertible preferred stock, no par value; 11,350,447 shares authorized; 11,324,468 shares issued and outstanding
Series A, 718 shares authorized, issued and outstanding	$64
Series B, 148 shares authorized, issued and outstanding	74
Series C-D, 1,582,546 shares authorized; 1,582,026 issued and outstanding	902
Series E, 1,422,435 shares authorized, issued and outstanding	21,056
Series F, 8,344,600 shares authorized; 8,319,141 issued and outstanding	24,547

	$46,643

Shareholders’ deficit
Common stock, no par value, 16,000,000 shares authorized; 56,984 shares issued and outstanding	$16,274
Deferred stock-based compensation	(1,016)
Accumulated deficit	(62,056)

Total shareholders’ deficit	$(46,798)

Total liabilities, redeemable convertible preferred stock and shareholders’ deficit	$6,619

      The table above excludes as of March 31, 2006:

•	shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for options or share grants under our 2006 Stock Incentive Plan.
      Between December 31, 2005 and March 31, 2006, options to purchase 167,100 shares of our common stock at a weighted average exercise price of $0.30 were granted, options to purchase 8,648 shares of our common stock at exercise prices of $0.30 were terminated and no options were exercised.

DILUTION
       If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $        per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value (deficit) as of March 31, 2006 was ($          ) million, or ($          ) per share. Our net tangible book value (deficit) per share set forth below represents our total tangible assets (total assets less intangible assets) less total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding on March 31, 2006.
      Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at the assumed initial public offering price of $        per share, the mid-point of the range on the front cover of this prospectus, after deducting the underwriting discount and estimated offering expenses, and giving effect to our receipt of $4.2 million in proceeds from the sale of convertible promissory notes and warrants in April 2006 and the conversion of such promissory notes into         shares of our common stock upon the closing of this offering, assuming an initial public offering price of $       per share; our as adjusted net tangible book value as of March 31, 2006 would have been approximately $           million. This amount represents an immediate increase in net tangible book value of $           per share to our existing shareholders and an immediate dilution in net tangible book value of $           per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share	$	$
Historical net tangible book value (deficit) per share
Increase per share due to assumed conversion of all shares of preferred stock
Pro forma net tangible book value per share before offering
Increase per share to existing investors
Pro forma as adjusted net tangible book value after the offering

Dilution per share to new investors		$

      The following table summarizes, on a pro forma basis as of March 31, 2006, the differences between existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average consideration paid per share (based upon an assumed initial public offering price of $        per share and before deduction of estimated underwriting discounts and commissions and offering expenses):

	Shares Purchased			Total Consideration			Average
Price Per
	Number	Percent		Amount	Percent		Share

Existing shareholders			%			%	$
New investors			%			%

Total		100%			100%

      The foregoing table assumes conversion of convertible promissory notes into our common stock upon the closing of this offering, but assumes no exercise of the underwriters’ over-allotment option or of any outstanding stock options and warrants. As of March 31, 2006 on a pro forma basis, there were outstanding options to purchase an aggregate of                       shares of common stock at exercise prices ranging from $          to $           per share and warrants to purchase an aggregate of                       shares of

our common stock at exercise prices ranging from $          to $           per share (assuming the conversion of the preferred stock warrants into common stock warrants upon closing of this offering). The exercise of options and warrants, all of which have an exercise price less than the assumed initial public offering price, would increase the dilution to new investors an additional $           per share.
      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma percentage of shares of our common stock held by existing shareholders will decrease to approximately % of the total number of pro forma shares of our common stock outstanding after this offering; and

•	the pro forma number of shares of our common stock held by new public investors will increase to million, or approximately % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA
       You should read the following selected financial data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The statements of operations data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005 are derived from the audited financial statements that are included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from the audited financials statements not included in this prospectus. The statement of operations data for each of the three months ended March 31, 2005 and 2006 are derived from our unaudited financial statements.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(In Thousands, Except Share and Per Share Data)
Statements of Operations Data:
Revenue	$227	$71	$977	$1,641	$3,223	$625	$1,022

Operating expenses:
Cost of revenue	2,562	758	2,000	2,011	3,620	1,043	1,538
Research and development	8,422	5,752	4,842	3,331	3,466	939	758
Sales and marketing	1,420	2,439	1,451	3,309	4,464	1,171	1,242
General and administrative	3,014	1,753	1,500	1,348	1,491	323	933

Total operating expenses	15,418	10,702	9,793	9,999	13,041	3,476	4,471

Loss from operations	(15,191)	(10,631)	(8,816)	(8,358)	(9,818)	(2,851)	(3,449)
Other income (expense):
Interest income	655	67	14	98	189	41	27
Interest expense	(29)	(19)	(361)	(5)	(373)	—	(147)
Other	(1)	(1)	16	45	(120)	(5)	(73)

Net loss	(14,566)	(10,584)	(9,147)	(8,220)	(10,122)	(2,815)	(3,642)
(Deemed preferred stock dividends) gain on extinguishment of preferred stock	—	—	(34,881)	14,184	—	—	—
Amount allocated to participating preferred shareholders	—	—	—	(5,928)	—	—	—

Net income (loss) available to common shareholders	$(14,566)	$(10,584)	$(44,028)	$36	$(10,122)	$(2,815)	$(3,642)

Net income (loss) per share:
Basic	$(3,396.13)	$(2,223.06)	$(7,601.52)	$1.13	$(181.77)	$(51.55)	$(63.91)

Diluted	$(3,396.13)	$(2,223.06)	$(7,601.52)	$1.13	$(181.77)	$(51.55)	$(63.91)

Shares used in computing net income (loss) per share:
Basic	4,289	4,761	5,792	31,832	55,687	54,607	56,984

Diluted	4,289	4,761	5,792	31,832	55,687	54,607	56,984

						As of
	As of December 31,					March 31,

	2001	2002	2003	2004	2005	2006

	(In Thousands)
Balance Sheets Data:
Cash and cash equivalents	$2,988	$4,740	$11,770	$10,335	$5,309	$2,457
Working capital	5,664	5,076	11,908	11,784	5,294	1,148
Total assets	8,229	6,630	14,016	14,137	9,492	6,619
Long term liabilities	96	37	13	8	3,266	2,954
Redeemable convertible preferred stock	41,132	51,016	52,939	46,643	46,643	46,643
Total shareholders’ deficit	(35,065)	(45,649)	(40,062)	(33,497)	(43,358)	(46,798)

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a commercial-stage medical device company that develops, manufactures and sells proprietary, innovative products to precisely control patient temperature in hospital critical care settings. Our products consist of our CoolGard temperature regulation system, a computer-controlled cooling and warming unit, as well as three families of single-use catheters used exclusively with the CoolGard system — Cool Line, Icy and Fortius. We market our products to acute care hospitals and critical care physicians through our direct sales force in the United States and independent distributors in international markets. Our revenue consists primarily of sales of our CoolGard systems, our single-use catheters and our single use start-up kits which connect the catheter to the CoolGard system.
      We began selling our products in the United States in April 2004 and, as of March 31, 2006, had established an installed base of over 90 systems in 46 hospitals, of which 48 had been sold and 42 were under evaluation. We began building our current network of independent distributors in Europe in February 2004, and as of March 31, 2006, had established an installed base of 146 systems in over 100 hospitals, of which 130 had been sold and 16 were under evaluation. We generated revenue of $1.0 million in 2003, $1.6 million in 2004, $3.2 million in 2005 and $1.0 million for the first quarter of 2006, which represents annual revenue growth of 60% and 100% in 2004 and 2005 and 64% from the first quarter of 2005 as compared to the first quarter of 2006, respectively. We had a net loss of $9.1 million in 2003, $8.2 million in 2004, $10.1 million in 2005 and $3.6 million in the first quarter of 2006. International sales accounted for 65% of our revenue in 2004, 60% in 2005 and 58% in the first quarter of 2006. We expect U.S. sales to represent a greater percentage of our revenue as we continue to increase direct sales efforts in the United States.
      Our business strategy involves the sale of CoolGard systems with recurring sales of single-use catheters and start-up kits for patient treatments. Generally, a patient treatment requires one catheter and one start-up kit. We anticipate that for the foreseeable future substantially all of our revenue will relate to our CoolGard systems, catheters and start-up kits. We expect that sales of our single-use catheters and related start-up kits will represent an increasing percentage of our revenue as we drive catheter use among current and new customers. As of March 31, 2006, we had eight direct sales people in the United States and 23 independent international distributors covering over 35 countries. In 2006, we intend to double the size of our direct U.S. sales force from 2005 levels, expand the number of our clinical application specialists and increase our network of distributors in Europe and other countries. Our future growth will depend on our ability to install new systems, drive catheter use, enter new geographic markets, expand clinical indications and develop new products.
      Prior to 2004, we were primarily a research and development company, and our operations consisted of developing our products, obtaining regulatory clearances and conducting clinical trials, which we funded through equity financings primarily from venture capital firms. We received clearance to sell our products in Europe in June 2000 and clearance to sell our products in the United States in August 2003. We began very limited sales of earlier versions of our products in Europe in December 2000 and began a more significant international sales launch of our current products in February 2004, when we started building our current network of independent distributors. We began sales in the United States in April 2004 through our own direct sales force.

Critical Accounting Policies and Estimates
      Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities as of the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, warranty and stock-based compensation. We use historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.
      Revenue. We generate revenue primarily from the sale of our CoolGard system, our three families of single-use catheters and our single-use start-up kits, one of which is required with each catheter used. In the United States, we sell our products through a direct sales force and are paid directly by the hospital purchasing our products. Outside of the United States, we sell our products to distributors at a discount to our list price and are paid directly by the distributor, who then sells to the hospital.
      We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the customer or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. Persuasive evidence of an arrangement consists of a purchase order for domestic customers and a distributor agreement with a purchase order for sales to international distributors. Delivery has occurred and title and the risks and rewards of ownership are transferred to the customer when the product has been shipped or received by the customer in accordance with the terms of the related purchase order. The price is fixed and determinable upon the receipt of a customer purchase order, which includes a stated purchase price. The majority of our arrangements include FOB shipping point terms. We use judgment when determining whether collection is reasonably assured and rely on a number of factors, including past transaction history with the customer and management evaluations of the credit worthiness of the customer. If we determine that collection is not reasonably assured, we would defer revenue until such time that collection is reasonably assured.
      We evaluate whether the separate deliverables in our arrangements can be unbundled. Sales of the CoolGard system domestically to hospitals include separate deliverables consisting of our CoolGard system, disposables used with the CoolGard system, installation and training. For these sales, we apply the residual value method in accordance with Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, which requires the allocation of the total arrangement consideration less the fair value of the undelivered elements, which consist of installation and training, to the delivered elements. As of December 31, 2004 and 2005 and as of March 31, 2005 and 2006, there were a limited number of undelivered elements resulting in a minimal amount attributed to the undelivered elements. Installation and training are not included in arrangements with sales to distributors.
      Explicit return rights are not offered to customers; however, we may accept returns in limited circumstances. The amount of returns through March 31, 2006 has been minimal. A sales return allowance has not been established because we believe returns will be insignificant.
      We enter into equipment loan agreements with certain customers whereby the CoolGard system is placed at the customer’s site for their evaluation and use. During this time, the customer purchases disposables. We account for these arrangements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases, and have classified these arrangements as operating leases. The consideration for the rental portion of the arrangement is considered to be contingent and is recorded when earned, which is when the disposables are recognized as revenue. The CoolGard system is classified as evaluation equipment and is depreciated over its estimated economic life of five years with depreciation included as a component of cost of revenue.
      During 2005, we began to offer extended warranty contracts, which are separately sold to non-distributor customers. Revenue is recorded on a straight-line basis over the period of the contract, which is one year. The amount of deferred revenue as of December 31, 2005 and March 31, 2006 was minimal.
      Accounts receivable. We record accounts receivable based on the invoice amount and do not charge interest on outstanding balances. Allowances for doubtful accounts are estimated for losses resulting from the inability of our customers to make required payments. We analyze accounts receivable and historical bad debts, customer credit, current economic trends and changes in customer payment trends when evaluating the adequacy of the allowance for doubtful accounts. Account balances are charged-off against the allowance when it is probable the receivable will not be recovered.
      Inventory. Inventory, consisting of finished goods, work-in-progress and raw materials is stated at the lower of cost or market. We determine cost by the weighted average method. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Our catheters have an expiration date of two years from the date of manufacture, which we have established based on safety standards. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our financial results.
      Warranty reserve. We provide a 12 month warranty from date of purchase for domestic customers and a 15 month warranty from date of purchase for distributors on our CoolGard system, which covers parts, labor and shipping costs. We also allow our domestic customers one year from the date of purchase and our distributors two years from the date of purchase or the expiration date, whichever is shorter, to exchange any catheter or start-up kit that contains a defect. Accordingly, we have established a warranty reserve for our products. We estimate the costs that may be incurred under our warranties and record a liability for the amount of such costs at the time our products are sold. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and costs per claim, which requires management to make estimates about future costs. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Although we test our products in accordance with our quality programs and processes, our warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. Revisions to our originally estimated warranty liability would be required should actual product failure rates or service costs differ from our original estimates, which are based on historical data.
      Stock-Based Compensation. We applied the principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees prior to January 1, 2006, which requires we record compensation expense equal to the excess of the estimated fair value of our common stock over the employee option’s exercise price on the grant date, the intrinsic value, and record such compensation expense over the stock option’s vesting period. Effective January 1, 2006, we adopted the provisions of SFAS 123(R) using the prospective transition method. Under the prospective transition method, only new awards, or awards that have been modified, repurchased or cancelled after January 1, 2006, are accounted for using the fair value method. We will continue to account for awards outstanding as of January 1, 2006 using the accounting principles under APB No. 25. We also issue stock options to non-employees and apply the principles of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires that such equity instruments are recorded at their fair value and periodically adjusted as the stock options vest. The fair value of our non-employee stock options is estimated using the Black-Scholes option pricing model, which requires the use of management’s judgment in estimating the inputs used to determine fair value. Management’s estimate of the fair value of our common stock impacts compensation expense recorded in our results of operations for both employees and non-employees.
      Another variable that impacts the estimated fair value of our non-employee stock options is the volatility of our common stock. Our common stock is not publicly traded and therefore our estimates are based on the volatility of comparable public companies. Changes in these estimates may increase the estimated value of our non-employee stock options and the related compensation expense recorded in our statement of operations.
      In determining exercise prices for stock options, we did not obtain contemporaneous valuations by an unrelated valuation specialist, but instead relied on our board of directors, the members of which we believe have extensive experience in the medical device market and a majority of which is comprised of non-employee directors, to determine a reasonable estimate of the then-current fair value of our common stock. Because we did not have any outside equity financings since September 2004, and because there has been no liquidity in our common stock, our board of directors determined the fair value of our common stock on the date options were granted based on several factors, including the liquidation preferences of our preferred stock, progress against regulatory and product development milestones, our financial condition and the likelihood of achieving a liquidity event such as an initial public offering or a sale of the company.
      During the first quarter of 2006, as we considered an initial public offering, we reassessed the valuations of common stock relating to option grants during the year ended December 31, 2005. We considered the expected value of our common stock in our planned initial public offering, in addition to our increasing sales, and favorable valuations of comparable publicly-traded medical device companies. As a result, the estimated fair value of our common stock in 2005 was greater than the exercise price of the stock options. We used a market-based approach in determining the fair value of our common stock as of each grant date, and also considered the following factors:

•	successive quarters of increased U.S. and international sales during 2005, which, by the first quarter of 2006 we believe evidences our commercial traction;

•	our progress in developing our U.S. and international sales and marketing infrastructure;

•	our growing installed base of systems in hospitals and increasing catheter utilization; and

•	increased receptivity of the public capital markets to early stage medical device initial public offerings.
      The aggregate intrinsic value recorded for employee stock options granted during the year ended December 31, 2005 was $1.2 million. We recognized $0.09 million as compensation expense in 2005 and $0.1 million in the first quarter of 2006 related to employee option grants. In addition, we recognized $0.02 million of compensation expense in the first quarter of 2005 and $0.04 million in the first quarter of 2006 for the fair value of options granted to non-employees.

      As of March 31, 2006, the value of outstanding employee stock options, based on the mid-point of the proposed offering price range of $       per share was as follows:

Vested	$
Unvested

$

      Effective January 1, 2006, we accounted for stock options granted using SFAS No. 123(R), Share-Based Payment, which has replaced SFAS No. 123 and APB 25. Under SFAS No. 123(R), companies are no longer able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25, but will be required to account for such transactions using a fair-value method and recognize the expense in the statements of operations. We adopted the provisions of SFAS 123(R) using the prospective transition method. Under the prospective transition method, only new awards, or awards that have been modified, repurchased or cancelled after January 1, 2006, are accounted for using the fair value method. We will continue to account for awards outstanding as of January 1, 2006 using the accounting principles under APB No. 25.
Results of Operations

Three Months Ended March 31, 2006 and 2005
      Revenue. Revenue was $1.0 million for the three months ended March 31, 2006, an increase of $0.4 million or 67%, from $0.6 million for the three months ended March 31, 2005. The increase was attributable to an increase in the sale of our catheters and start-up kits due to our growing installed base of CoolGard systems as well as increased sales of our CoolGard systems in the United States at a higher sales price than our sales to international dealers. Sales of our CoolGard system accounted for 52% of revenue and sales of our catheters and start-up kits accounted for 43% of our revenue for the three months ended March 31, 2006, compared to 51% for the CoolGard system and 44% for catheters and start-up kits for the three months ended March 31, 2005. The balance of revenues for the three months ended March 31, 2006 and 2005 was comprised of shipping and service revenue. Sales in the United States accounted for 42% of our revenue for the three months ended March 31, 2006, compared to 41% for the three months ended March 31, 2005.
      Cost of revenue. Cost of revenue consists of costs of materials, products purchased from third-parties, manufacturing personnel, freight, depreciation of property and equipment, royalties paid to technology licensors, manufacturing overhead, warranty expenses and inventory reserves. Royalties paid to third parties include two worldwide licenses related to our catheters. One license covers a coating used on our catheters and requires that we pay a royalty of between 2.0% and 3.5% on net revenue generated by all catheters. The other license covers technology used in our Cool Line catheter and requires that we pay a royalty of 2.5% on net revenue generated by the Cool Line catheter.
      Cost of revenue was $1.5 million for the three months ended March 31, 2006, an increase of $0.5 or 50%, from $1.0 million for the three months ended March 31, 2005. The increase was primarily attributable to an increase in the volume of units sold. During the three months ended March 31, 2006 and three months ended March 31, 2005, our manufacturing costs exceeded current revenue levels due to inefficiencies in our manufacturing process. This was primarily due to the limited number of CoolGard systems and catheters produced and sold in relation to fixed and partially fixed manufacturing costs. Included as components of cost of revenue in the three months ended March 31, 2006 were warranty costs of $0.04 million as compared to $0.05 million for the three months ended March 31, 2005, no scrap costs for the three months ended March 31, 2006 as compared $0.3 million for the three months ended March 31, 2005 and royalties of $0.02 million for the three months ended March 31,

2006 as compared to $0.02 million for the three months ended March 31, 2005. We expect cost of revenue to continue to decrease as a percentage of revenue as we implement cost reduction initiatives, including manufacturing process improvements, and benefit from economies of scale.
      Research and development expense. Research and development expense consists of costs related to our regulatory and product development activities. Research and development expense has been, and we anticipate in the future will be, highest when we are actively engaged in human clinical trials to support new regulatory clearances. Research and development expense was $0.8 million for the three months ended March 31, 2006, a decrease of $0.1 million, or 11%, from $0.9 million for the three months ended March 31, 2005. The decrease was due to a reduction in the use of contract engineering services and product development efforts of $0.05 million and a reduction in costs of $0.05 million for personnel used in manufacturing that reduced their time spent on research and development activities.
      Sales and marketing expense. Sales and marketing expense consists of costs related to our direct sales force personnel, clinical application specialists, travel, trade shows, advertising, entertainment, and marketing materials provided to our international distributors. Sales and marketing expense was $1.2 million for the three months ended March 31, 2006 and March 31, 2005. We expect that expenses associated with sales and marketing activities will increase as we incur additional costs to support our worldwide market expansion.
      General and administrative expense. General and administrative expense consists of costs related to personnel, legal, accounting and other general operating expenses. General and administrative expense was $0.9 million for the three months ended March 31, 2006, an increase of $0.6 million, or 242%, from $0.3 million for the three months ended March 31, 2005. The increase was primarily attributable to increased professional fees of $0.3 million and employee compensation expense of $0.3 million. We expect that our general and administrative expense will increase in absolute dollar amounts as we incur additional costs related to operating as a public company, such as legal and accounting fees, and higher costs for officers’ and directors’ insurance, investor relations programs and director and professional fees.
      Interest income. Interest income was $0.03 million for the three months ended March 31, 2006, a decrease of $0.01 million, or 66%, from $0.04 million for the three months ended March 31, 2005. This decrease was due to lower cash and cash equivalent balances available for investing during the three months ended March 31, 2006.
      Interest expense. Interest expense was $0.1 million for the three months ended March 31, 2006, an increase of $0.1 million, from zero for the three months ended March 31, 2005. The increase was due to interest incurred on our promissory note issued in May 2005 in connection with our loan from a financial institution. We will continue to incur interest expense for this loan as we pay down principal and interest in equal monthly installments through September 2008.

Years Ended December 31, 2005 and 2004
      Revenue. Revenue was $3.2 million for the year ended December 31, 2005, an increase of $1.6 million or 100%, from $1.6 million for the year ended December 31, 2004. The increase was primarily attributable to the benefits of maintaining a direct sales force in the United States for a full year and increased sales penetration in international markets. One benefit of having a direct sales force in the United States is that we realize a higher sales price for our products as compared to sales to our international distributors where we charge a discounted price. Sales of our CoolGard system accounted for 48% of revenue and sales of our catheters and start-up kits accounted for 47% of our revenue for the year ended December 31, 2005, compared to 50% for the CoolGard system and 48% for catheters and start-up kits for the year ended December 31, 2004. The balance of revenues for both 2005 and 2004 was comprised of shipping and service revenue. Sales in the United States accounted for 40% of our revenue for the year ended December 31, 2005, compared to 35% for the year ended December 31, 2004. We expect that U.S. sales will continue to increase as a percentage of our future revenue.
      Cost of revenue. Cost of revenue was $3.6 million for the year ended December 31, 2005, an increase of $1.6 million or 80%, from $2.0 million for the year ended December 31, 2004. The increase was primarily attributable to an increase in the volume of units sold. Our increase in revenue did not result in a corresponding increase in cost of revenue due to increased efficiencies of fixed and partially fixed manufacturing costs. During the years ended December 31, 2005 and 2004, our manufacturing costs exceeded current revenue levels due to inefficiencies in our manufacturing process. This was primarily due to the limited number of CoolGard systems and catheters produced and sold in relation to fixed and partially fixed manufacturing costs. Included as components of cost of revenue in 2004 were warranty costs of $0.03 million as compared to $0.2 million for 2005, scrap of $0.3 million as compared $0.4 million in 2004 and royalties of $0.06 million as compared to $0.05 million for 2004. We expect cost of revenue sold to continue to decrease as a percentage of revenue as we implement cost reduction initiatives, including manufacturing process improvements, and benefit from economies of scale.
      Research and development expense. Research and development expense was $3.5 million for the year ended December 31, 2005, an increase of $0.2 million, or 6%, from $3.3 million for the year ended December 31, 2004. The increase was due to the use of contract engineering services and product development efforts of $0.5 million offset by a reduction in costs of $0.3 million for personnel used in manufacturing that reduced their time spent on research and research and development activities. In 2006, we expect our research and development expenses to decrease as a percentage of revenue due to a larger revenue base and reduced clinical trial costs.
      Sales and marketing expense. Sales and marketing expense was $4.5 million for the year ended December 31, 2005, an increase of $1.2 million, or 36%, from $3.3 million for the year ended December 31, 2004. This increase was primarily attributable to the growth of our direct sales force and marketing activities to support our worldwide market expansion. The number of employees increased by 57% from 2004 to 2005 resulting in increased employee compensation costs of $0.8 million with travel related expenses increasing by $0.4 million.
      General and administrative expense. General and administrative expense was $1.5 million for year ended December 31, 2005, an increase of $0.2 million, or 15%, from $1.3 million for the year ended December 31, 2004. The increase was primarily attributable to increased outside consulting services of $0.2 million. We expect that our general and administrative expense will increase in absolute dollar amounts as we incur additional costs related to operating as a public company, such as legal and accounting fees, and higher costs for officers’ and directors’ insurance, investor relations programs and director and professional fees.
      Interest income. Interest income increased to $0.2 million for the year ended December 31, 2005, an increase of $0.1 million, or 100%, from $0.1 million for the year ended December 31, 2004. This increase was due to higher interest rates earned during 2005.
      Interest expense. Interest expense was $0.4 million for the year ended December 31, 2005, an increase of $0.39 million, from $0.01 million for the year ended December 31, 2004. The increase was due to interest incurred on our promissory note issued in May 2005. We will continue to incur interest expense for this loan as we pay down principal and interest in equal monthly installments through September 2008.

Years Ended December 31, 2004 and 2003
      Revenue. Revenue was $1.6 million for the year ended December 31, 2004, an increase of $0.6 million, or 60%, from $1.0 million for the year ended December 31, 2003. The increase was primarily attributable to commencement of sales of our CoolGard systems, catheters and start-up kits in the United States in April 2004. Sales of our CoolGard system accounted for 50% of revenue and sales of our catheters and start-up kits accounted for 48% of revenue for the year ended December 31, 2004, compared to 50% for the CoolGard system and 50% for catheters and start-up kits for the year ended December 31, 2003. The balance of revenue for 2004 was derived from shipping revenue. Sales in the United States accounted for 35% of our revenue for the year ended December 31, 2004.
      Cost of revenue. Cost of revenue was approximately $2.0 million for the year ended December 31, 2004, with no change from $2.0 million for the year ended December 31, 2003. Our increase in revenue did not result in a corresponding increase in cost of revenue due to increased efficiencies of fixed and partially fixed manufacturing costs. Included as components of cost of revenue in 2003 were warranty costs of $0.3 million as compared to $0.03 million for 2004, inventory reserve of $0.3 million as compared to a negligible amount for 2004, scrap of $0.3 million as compared $0.4 million in 2004 and royalties of $0.04 million as compared to $0.05 million for 2004. During the years ended December 31, 2004 and 2003, our manufacturing costs exceeded current revenue levels due to inefficiencies in our manufacturing process. This was primarily due to the limited number of CoolGard systems and catheters produced and sold in relation to fixed and partially fixed manufacturing costs.
      Research and development expense. Research and development expense was $3.3 million for the year ended December 31, 2004, a decrease of $1.5 million, or 31%, from $4.8 million for the year ended December 31, 2003. The decrease was primarily attributable to completing our most significant clinical trial in the first half of 2003 and obtaining clearance from the FDA to sell our products for certain applications in the United States. Expenses associated with our clinical trials decreased by $0.8 million, material and prototype expenses decreased by $0.2 million and consulting expenses decreased by $0.5 million in 2004 compared to 2003.
      Sales and marketing expense. Sales and marketing expense was $3.3 million for the year ended December 31, 2004, an increase of $1.8 million, or 120%, from $1.5 million for the year ended December 31, 2003. The increase was primarily attributable to costs associated with the market launch of our products in the United States and costs associated with forming a direct sales force. The number of employees increased by 180% from 2003 to 2004 resulting in increased employee compensation costs of $1.1 million, travel and trade show expenses increased by $0.5 million and advertising expenses increased by $0.2 million.
      General and administrative expense. General and administrative expense was $1.3 million for the year ended December 31, 2004, a decrease of $0.2 million, or 13%, from $1.5 million for the year ended December 31, 2003. The decrease was primarily attributable to a reduction in employee compensation of $0.1 million and a reduction in use of outside consultants by $0.1 million.
      Interest income. Interest income increased to $0.1 million for the year ended December 31, 2004, an increase of $0.09 million, from $0.01 million for the year ended December 31, 2004. This increase is due to higher cash and cash equivalent balances available for investing as a result of the proceeds from the sale of preferred stock.
      Interest expense. Interest expense for the year ended December 31, 2004 was $0.01 million, a decrease of $0.39 million, or 98%, from $0.4 million for the year ended December 31, 2003. The decrease in interest expense was primarily attributable to $0.1 million of interest expense due on promissory notes in 2003 and $0.25 million of interest expense from the promissory note discount due to the issuance of warrants during 2003.
Liquidity and Capital Resources
      From our inception, we have financed our operations primarily through private sales of preferred stock, with aggregate net proceeds of $76.5 million in cash. In April 2006, we borrowed an aggregate amount of $4.2 million from existing shareholders. We issued to each lending party an unsecured convertible promissory note bearing interest at 8% per annum. All principal and accrued interest under these notes will convert into unregistered shares of our common stock upon the closing of this offering. The total number of shares of common stock issuable upon conversion of the promissory notes will be equal to the principal and accrued interest under the notes divided by 80% of the initial public offering price per share in this offering (        shares using the assumed initial public offering price of $       per share). We also issued three year warrants to purchase common stock, exercisable at a price per share equal to the initial public offering price. The total number of shares of common stock issuable upon the exercise of the warrants will be equal to 20% of the principal of the notes divided by the initial public offering price per share in this offering (        shares using the assumed initial public offering price of $       per share).
      We have incurred significant net losses since inception and have relied on our ability to obtain financing, which to date has been principally from the sale of redeemable convertible preferred stock. We expect operating losses and negative cash flows to continue for the foreseeable future as we incur additional costs and expenses related to expanding sales and marketing, continuing product development, and obtaining FDA and foreign regulatory approvals for new indications. As a result, the opinion we have received from our independent registered public accounting firm contains an explanatory paragraph stating that there is a substantial doubt regarding our ability to continue as a going concern. As disclosed in Note 2, the financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We believe the net proceeds from our planned initial public offering, together with our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Three Months Ended March 31, 2006 and 2005
      As of March 31, 2006, we had cash and cash equivalents of $2.5 million, working capital of $1.1 million and an accumulated deficit of $62 million.
      Cash flows used in operating activities. Net cash used in operations was $2.3 million for the three months ended March 31, 2006 and $2.6 million for the three months ended March 31, 2005. The decrease of $0.3 million was primarily attributable to increases in other assets and accounts payable related to professional costs incurred in the three months ended March 31, 2006.
      Cash flows used in investing activities. Net cash used in investing activities was $0.2 million for the three months ended March 31, 2006 and $0.1 million for the three months ended March 31, 2005. Our purchases of property and equipment remained constant during the three months ended March 31, 2006 and 2005. However, we expect our capital expenditures to increase in future years to support the growth of our infrastructure. We anticipate that our current operating facility will be appropriate to support our manufacturing demands for the foreseeable future.

      Cash flows from financing activities. Cash flows used in financing activities were $0.4 million for the three months ended March 31, 2006 which was attributable to principal repayments on the promissory note related to our loan from a financial institution.

Year Ended December 31, 2005 and 2004
      As of December 31, 2005, we had cash and cash equivalents of $5.3 million, working capital of $5.3 million and an accumulated deficit of $58.4 million.
      Cash flows used in operating activities. Net cash used in operations was $9.4 million for the year ended December 31, 2005 and $9.2 million for the year ended December 31, 2004. The increase in cash used in operations was primarily attributable to an increase in operating losses before depreciation, and an increase in accounts receivable and prepaid expenses offset by a decrease in inventory and an increase in accrued liabilities.
      Cash flows used in investing activities. Net cash used in investing activities was $0.3 million for the year ended December 31, 2005 and $0.7 million for the year ended December 31, 2004. The decrease was primarily attributable to a reduction in evaluation equipment for 2005. Our purchases of property and equipment remained constant during 2004 and 2005. However, we expect our capital expenditures to increase in future years to support the growth of our infrastructure. We anticipate that our current operating facility will be appropriate to support our manufacturing demands over the foreseeable future.
      Cash flows from financing activities. Cash flows from financing activities were $4.6 million for the year ended December 31, 2005 and $8.5 million for the year ended December 31, 2004. Cash flows from financing activities in 2005 reflected proceeds from a promissory note from a financial institution less principal payments and in 2004 reflected net proceeds from the sale of preferred stock.

Uses of Capital Resources
      We expect to use our capital to fund sales and marketing, manufacturing, research and development, and for general corporate purposes. We expect to increase the number of our employees including the size of our U.S. sales force and clinical application specialists and increase our sales and marketing efforts internationally. From time-to-time we may acquire businesses, technology or products that complement our business, which may require substantial outlays of our capital resources. No acquisitions are currently pending. As a result of our planned initial public offering, we will incur additional costs related to operating as a public company, such as legal and accounting fees, and higher costs for officers’ and directors’ insurance, investor relations programs and director and professional fees and other costs associated with public reporting requirements and compliance. Our use of capital resources depends upon a number of factors, including future expenses to expand and support our sales and marketing efforts, the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products, costs relating to changes in regulatory policies or laws that affect our operations, costs of filing, prosecuting, defending and enforcing our intellectual property rights, and possible acquisitions and joint ventures.
      The following table summarizes information about our material contractual obligations as of March 31, 2006:

	Year Ending December 31,

Contractual Obligation	Total	2006	2007	2008	2009	2010

	(In Thousands)
Office leases	$998	$217	$325	$338	$22	$9
Promissory note	$4,641	$1,534	$1,705	$1,402	$—	$—

      Office leases. We lease space for our primary facility, located in Irvine, California, under a lease that expires on December 31, 2008. Under this lease we are required to pay for insurance, property taxes, utilities and maintenance, commonly known as a “triple net” lease. We also lease a small space for our European service center in Wateringen, the Netherlands, under a lease that expires on May 31, 2010.
      Promissory note. We have an outstanding promissory note with a financial institution. As of March 31, 2006, the outstanding balance of the loan was $4.3 million. Principal and interest are payable monthly in installments with final payment due on September 1, 2008.
      As of March 31, 2006, the Company was not in compliance with the covenant to deliver monthly financial statements within thirty days from month end and to deliver quarterly financial information within forty five days from quarter end. The Company obtained a waiver from the financing company to waive these covenants until July 2006.
Off Balance Sheet Arrangements
      We do not have any off balance sheet arrangements as defined in Regulation S-K Item 303(a)(4).
Quantitative and Qualitative Disclosure About Market Risk
      Substantially all of our revenue is denominated in U.S. dollars, including sales to our international distributors. Only a small portion of our revenue and our expenses is denominated in foreign currencies, principally the Euro. Our Euro expenditures primarily consist of the cost of maintaining our office in the Netherlands, including the facility and employee-related costs. A 10% increase in the value of the U.S. dollar relative to the Euro or a 10% decrease in the relative value of the dollar would have a negligible impact on our current costs or revenue. To date, we have not entered into any hedging contracts. Future fluctuations in the value of the U.S. dollar may, however, affect the price competitiveness of our products outside the United States.
      We invest our excess cash primarily in U.S. Treasury Bills with maturities less than 90 days. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk-sensitive instruments, positions or transactions to any material extent. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Due to the short-term nature of these investments, a 1% change in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 2005.
Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151 Inventory Costs, an Amendment of Accounting Research Bulletin, or ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires those items be recognized as current-period charges. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this Statement did not have a material effect on our financial position, results of operations or cash flows.

      In December 2004, the FASB issued SFAS No. 123 (revised 2004) Share-Based Payment or SFAS No. 123R. SFAS No. 123(R) revises SFAS No. 123 Accounting for Stock-Based Compensation, and supersedes APB No. 25 Accounting for Stock Issued to Employees and related interpretations and SFAS No. 148 Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 123(R) requires compensation cost relating to all share-based payments to employees to be recognized in the financial statements based on their fair values in the first annual reporting period beginning after December 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. We adopted SFAS No. 123(R) on January 1, 2006 using the prospective transition method. See Note 3 to the Notes to the Financial Statements.
      In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment. SAB 107 provides guidance on the initial implementation of SFAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards for non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. SAB 107 also gives guidance on the classification of compensation expense associated with such awards and accounting for the income tax effects of those awards upon the adoption of SFAS No. 123(R).
      On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Accounting Changes in Interim Financial Statements (“SFAS No. 154”). SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The adoption of this Statement did not have a material effect on our financial position, results of operations or cash flows.
      In September 2005, the EITF reached a consensus on Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature. The Task Force concluded that the issuance of convertible debt with a beneficial conversion feature results in a basis difference for the purposes of applying SFAS No. 109, Accounting for Income Taxes, the basis difference is a temporary difference, and the recognition of deferred taxes for the temporary difference of the convertible debt with a beneficial conversion feature should be recorded as an adjustment to additional paid-in capital. The consensus reached should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This Issue should be applied by retrospective application pursuant to SFAS No. 154 to all instruments with a beneficial conversion feature accounted for under EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. The adoption of this consensus did not have a material impact on our financial position, results of operations and cash flows.

BUSINESS
Company Overview
      We are a commercial-stage medical device company that develops, manufactures and sells proprietary, innovative products to precisely control patient temperature in hospital critical care settings. Controlling body temperature, through cooling and warming, is standard of care for patients in critical condition and those undergoing a variety of surgical procedures. Temperature management improves outcomes and reduces complications in patients being treated for a range of conditions such as cardiac arrest, stroke and head trauma, as well as during cardiothoracic surgery.
      We market a comprehensive suite of catheter-based intravascular temperature management products that address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients. Our products consist of the CoolGard system and three families of single-use catheters — Cool Line, Icy and Fortius. The CoolGard system is a computer-controlled temperature regulation system that circulates cool or warm saline in a closed-loop circuit through balloons that surround our catheters. Our catheters are inserted into a major vein through a patient’s neck or groin and achieve rapid and precise temperature management through contact with the patient’s blood flow. A key feature of our catheters is their ability to function as central venous catheters, which are routinely used in the treatment of critically ill patients to administer drugs and fluids, draw blood and monitor blood pressure. Unlike conventional external temperature management products, such as cooling and warming blankets and ice packs, our intravascular products cool and warm the patient from the inside out, thereby more effectively managing body temperature and allowing caregivers easier access to administer patient care.
      We market our products to acute-care hospitals and critical care physicians through our direct sales force in the United States and independent distributors in international markets. We began selling our products in the United States in April 2004 and, as of March 31, 2006, had established an installed base of over 90 systems in 46 hospitals, of which 48 had been sold and 42 were under evaluation. We began building our current network of independent distributors in Europe in February 2004, and as of March 31, 2006, had established an installed base of 146 systems in over 100 hospitals, of which 130 had been sold and 16 were under evaluation. We have FDA clearance to market our products in the United States for fever control in certain neuro-intensive care patients and temperature management in cardiac and neuro surgery patients, and are exploring ways to obtain clearance for cardiac arrest. Although we do not promote our products for cardiac arrest in the United States, we understand that physicians are using them off label to treat cardiac arrest and we expect use for this indication to increase. We only market our products for treatments for their specific cleared indications. We have broader clearance to market our products in Europe, Canada and Australia, including clearance for cardiac arrest, and are in the process of obtaining clearances to sell our products in China, Japan and other Asian countries.
      Our goal is to become the worldwide leader in critical care temperature management products. Based on sales, we believe we are the leader in intravascular temperature management products. Since our commercial launch in the beginning of 2004, we estimate that over 6,000 patients have been treated with our products. Our strategy is to build upon our first mover advantage by increasing global sales of our products for their current indications, entering new international markets and pursuing additional clinical indications.
      We believe the potential worldwide market for sales of our catheters exceeds $2.3 billion annually. This estimate is based on the worldwide incidence of acute conditions treatable with our products, whether under current regulatory clearances or off-label, and assures one catheter is sold for every eligible patient treatment.
Market Opportunity
      The human body and its cells react negatively to temperature levels or fluctuations outside a desired range. Proper temperature management improves outcomes and reduces complications in several critical conditions, including cardiac arrest, stroke and head trauma, as well as during cardiothoracic surgery. Extensive clinical data suggest that therapeutic temperature management can effectively reduce cell and organ damage and save lives. In response to such data, the American Heart Association (AHA), American Stroke Association (ASA), American Association of Neurological Surgeons (AANS), European Stroke Initiative (ESI) and International Liaison Committee on Resuscitation (ILCOR) have published treatment guidelines that recommend aggressive temperature management as standard of care for critically ill patients.
      Conventional products for temperature management primarily include external surface-based products such as cooling and warming blankets and ice packs, which are less effective in providing rapid, precise and sustained temperature control. Newer approaches for temperature management include more sophisticated cooling and warming pads, however, they are still externally delivered and continue to be cumbersome for patient treatment. We believe that catheter-based intravascular systems represent the next generation of temperature management therapies, because these products are more effective and allow greater access to administer patient care. Several favorable trends are driving continued demand for intravascular temperature management products, including increasing physician awareness of novel treatment options, additional clinical evidence demonstrating the importance of temperature management and continued publication and adoption of temperature management guidelines by recognized critical care groups.

Therapeutic Cooling or Induced Hypothermia
      Normal body temperature or normothermia is 37° Celsius (C). Therapeutic cooling, or induced hypothermia, is proactive cooling of a patient to below normal body temperatures, in the range of 33° to 34° C, in order to protect organs and cells. According to two international clinical trials on hypothermia after cardiac arrest published in The New England Journal of Medicine, induced hypothermia has been proven to have significant clinical benefits in cardiac arrest patients. Induced hypothermia is also being studied as a promising therapy to treat stroke and acute myocardial infarction, or AMI (commonly known as a heart attack).
      Cardiac Arrest. Cardiac arrest is a sudden, abrupt loss of heart function. Two international clinical trials on hypothermia after cardiac arrest published in The New England Journal of Medicine demonstrated that induced hypothermia reduced mortality and improved long-term neurological function. Specifically, the trial data indicated that therapeutic cooling saved the life of one in seven cardiac arrest victims and improved neurological outcome by 37%. Based on these results, the AHA and ILCOR issued new guidelines recommending that cardiac arrest victims be treated with induced hypothermia. The AHA has established a chain of survival for the treatment of cardiac arrest, which includes four links: early intervention, CPR, defibrillation and advanced care. Under the newly issued AHA guidelines, cooling, or induced hypothermia, is recommended as an important part of advanced care.
      In the United States, we estimate that approximately 500,000 people experience cardiac arrest each year, of which approximately 150,000 survive and are treated with advanced care. Outside the United States, we estimate that approximately 900,000 people experience cardiac arrest each year, of which approximately 200,000 survive and are treated with advanced care. We believe the potential annual worldwide market for sales of our disposable catheters to treat cardiac arrest patients exceeds $400 million.
      Stroke. A stroke occurs when a blood vessel in the brain is blocked, depriving the brain of oxygen and nutrients. The ASA has recognized the treatment of stroke victims with therapeutic hypothermia as a promising area of research. Several clinical trials designed to study the potential benefits of therapeutic cooling in stroke victims are underway worldwide. In the United States, approximately 700,000 people experience a stroke each year, of which we estimate 350,000 are candidates for temperature management therapy. Outside the United States, we estimate that the figures are comparable. We believe the potential annual worldwide market for sales of our disposable catheters to treat stroke patients exceeds $800 million.
      Acute Myocardial Infarction (AMI). AMI occurs when the blood supply to the heart is interrupted, causing scarring and death of heart tissue. Typical AMI treatments include anti-clotting agents and balloon angioplasty to restore blood flow. Recent clinical studies suggest that therapeutic cooling of patients before and during emergency angioplasty may reduce heart tissue scarring. We estimate that approximately 325,000 people in the United States, and approximately 375,000 people outside the United States, experience AMIs each year and receive emergency angioplasty or anti-clotting treatment as first-line care. We believe the potential annual worldwide market for sales of our disposable catheters to treat AMI patients exceeds $840 million.

Maintaining Normal Temperature or Therapeutic Normothermia
      Irregular patient temperatures, whether too high (hyperthermic or greater than 37° C) or too low (hypothermic or less than 36° C) can be harmful under normal conditions and life-threatening when patients are critically ill. Maintaining normal body temperature significantly reduces patient morbidity and helps preserve cell and organ function in several critical care situations.
      Fever control in brain injured patients. Hyperthermia, or fever, occurs in the majority of patients with brain injury, including ischemic stroke, hemorrhagic stroke, subarachnoid hemorrhage and severe head trauma. Fever worsens outcomes in brain-injured patients, contributing to secondary brain injury and poor outcomes. Guidelines established by the AANS, the ASA, the ESI and other international organizations recommend aggressive fever reduction following neurological injury. We estimate that approximately 335,000 patients in the United States, and 465,000 patients outside the United States, are admitted each year to a hospital neuro-intensive care unit, or NICU, with severe brain injury. The majority of these patients have difficult-to-manage fevers and standard protocol includes aggressive maintenance of normal temperature through cooling. We believe the potential annual worldwide market for sales of our disposable catheters for fever control in NICU patients exceeds $400 million. Of this market, approximately $60 million represents potential off-label use in the United States to treat patients with subarachnoid hemorrhage or primary traumatic brain injury for which our products are not cleared by the FDA.
      Cardiothoracic surgery. Patients commonly experience unwanted hypothermia during long surgical procedures while anesthetized and exposed to cool operating room temperatures. Unwanted hypothermia during surgery is linked to increased morbidity, including impaired wound healing, adverse cardiac events, altered drug metabolism and reduced coagulation, as well as increased length of stay in post-surgical intensive care units. Conventional methods used to maintain patients at normal body temperatures during surgery include elevating operating room temperatures, placing warming blankets above and below the patient and circulating warm fluids in the patient’s body cavity. Despite these measures, patients routinely experience hypothermia. Major medical societies, such as the American Society of PeriAnesthesia Nurses, American Society of Anesthesiologists, American Association of

Nurse Anesthetists and Association of Perioperative Registered Nurses have issued specific guidelines for temperature management during cardiothoracic surgeries.
      Approximately 500,000 patients in the United States, and 300,000 patients outside the United States, undergo cardiothoracic surgery each year, most of whom can benefit from our advanced temperature management products. We are currently focused on a subset of the cardiothoracic surgery market that includes coronary artery bypass graft patients undergoing beating heart, or “off pump,” bypass procedures. This market covers approximately 25% of all heart bypass procedures. We estimate the potential annual worldwide market for sales of our disposable catheters for beating heart bypass procedures exceeds $250 million.

Other Therapeutic Normothermia Market Applications
      Other potential therapeutic normothermia applications where intravascular temperature management may provide superior clinical benefits include cooling heat stroke victims, re-warming patients with accidental hypothermia caused by exposure, warming burn victims whose temperatures are below normal due to exposure in the intensive care unit and warming trauma patients whose temperatures are below normal due to extensive blood loss and subsequent fluid replacement therapy. Intravascular temperature management has been clinically tested and is being used on a limited basis for cooling heat stroke victims and re-warming patients with accidental hypothermia caused by exposure, as well as for other temperature management indications. In Europe and other international markets, our current regulatory clearances allow us to market our products for these alternative treatments. However, in the United States, we could not market our products for these indications without first obtaining FDA clearance.
Limitations of Conventional Temperature Management Approaches
      Critical care physicians and nurses currently manage patient temperature primarily by using cooling and warming blankets, ice packs and other external measures. These low technology approaches rely on cooling or warming the patient from outside the body and are often ineffective, cumbersome and labor intensive. Significant limitations of conventional products include:

•	Inferior temperature management. Surface cooling and warming products are often slow and ineffective at achieving and maintaining target body temperatures. Because the skin acts as an insulator opposing external changes in temperature, surface cooling and warming products are not able to reach therapeutic temperatures quickly and are incapable of precisely maintaining temperatures within desired ranges. This often results in wide temperature fluctuations and sustained periods during which patients are at dangerous temperature levels. Conventional products offer limited user control, thereby requiring medical staff to manually maintain and physically monitor patient temperatures on a continuous basis.

•	Unintended clinical complications. Because conventional temperature management products do not consistently maintain therapeutic target body temperatures, patients are at risk for brain and other organ damage. Surface cooling devices can also cause shivering, which increases metabolic demands, deprives organs of oxygen and causes increased intracranial pressure. Shivering is normally treated with sedatives or narcotics, potentially leading to additional complications. Extended use of these external devices can also create skin rashes, skin damage, patient hygiene problems and infection around wound sites.

•	Difficult patient access. External temperature management devices often require extensive coverage of the patient’s body, imposing significant obstacles for physicians and nurses to run tests, administer medication, draw blood, manage patient hygiene and provide other routine care.

In addition, these devices are difficult to administer to patients with external trauma due to the need to keep wound sites accessible for treatment.

Our Solution and Product Advantages
      Unlike conventional temperature management products, our automated products cool and warm the patient from the inside out. Our products provide caregivers the ability to more rapidly, accurately and effectively manage and sustain core body temperature. We offer several significant advantages:

•	Superior temperature management. Because our products cool and warm through direct catheter contact with the blood, our technology delivers superior cooling and warming performance. Our computer- controlled system constantly monitors patient temperature and automatically adjusts the temperature of the saline flowing through the catheter to prevent undesired patient temperature fluctuations. Our system achieves desired core body temperature quickly and precisely, maintaining target temperature within 0.1° C for sustained periods.

•	Reduced complications. By precisely maintaining target body temperature, our products help minimize damage to the brain and other organs, improve patient outcomes and reduce long-term care needs. Patients treated with our catheters experience less shivering, and therefore are less likely to require treatment with sedatives and narcotics. In addition, patients treated with our products do not experience the complications of skin rashes, burns and skin death. Using our products, medical staff spend less time treating and attending to patient complications.

•	Ease of use. Our automated system reduces the need for caregivers to constantly monitor and adjust patient body temperature. A comparative study of patients treated with conventional surface products and our intravascular system showed that nurses spent on average 43% less time managing patient temperature using our products.

•	Enhanced patient access. Our catheters function as central venous catheters and contain working ports that facilitate routine critical care such as administering drugs and fluids, drawing blood and monitoring blood pressure. Unlike external cooling and warming blankets, our intravascular design allows caregivers easier access to administer patient care.
      The graphs below show data for two comparable patients with severe brain injury, one treated with conventional products and the other with our products. In both cases, the physician’s goal was to keep the patient’s temperature below 38° C. The top graph shows the results of a patient treated with conventional temperature management products. The shaded area represents the amount of time the patient spent in the “danger zone,” above the desired temperature range. The bottom graph shows the results of a patient treated with our intravascular temperature products, and shows that the patient continuously remained within the desired temperature range.
Our Strategy
      Our goal is to be the leading worldwide provider of medical products for temperature management in hospital critical care settings. The key elements of our strategy include:

•	Leverage our first mover advantage. Based on our experience in the acute care temperature management market, we believe we are the worldwide leader in sales of intravascular temperature management products which will enable us to continue to set the industry standard for novel temperature management. We have an established sales, marketing, distribution and service infrastructure, which we intend to leverage to support our growth worldwide.

•	Drive adoption. We will continue to drive adoption of our products by promoting awareness among leading hospitals and critical care practitioners, including participating in clinical trials, training physicians and supporting the adoption of temperature management treatment guidelines.

•	Increase system installations and catheter use. Our goal is to increase system installations at target hospitals and drive catheter use among existing customers. In 2006, we intend to double the size of our direct U.S. sales force from 2005 levels. Internationally, we intend to increase sales through our distributors in our existing markets in Europe, Canada and Australia, and expand into China, Japan and other Asian countries.

•	Enhance existing products and develop new products. We will continue to improve the design of our current products and expand our pipeline of future products. We intend to continually enhance our systems, software and catheters to deliver more effective and easier-to-use temperature management products.

•	Improve margins through scale and efficiency. We are focused on improving gross margins by lowering our raw material and manufacturing costs. We expect to realize economies-of-scale as our sales increase.

Products
      Our product suite consists of our CoolGard system and three families of single-use catheters — Cool Line, Icy and Fortius. Our CoolGard system is a computer-controlled temperature regulation system that monitors and controls patient temperature. Our catheters are inserted into a major vein in the neck or groin. After insertion, physicians and nurses simply connect our catheter to our CoolGard system and program the desired patient temperature on a user-friendly computer display. Our CoolGard system then circulates cold or warm sterile saline in a closed-loop circuit within polymeric balloons surrounding our catheter, achieving rapid and precise temperature management through contact with the patient’s blood flow. Our CoolGard system automatically manages, moderates and sustains a patient’s core body temperature within 0.1° C of the desired temperature. A key feature of our catheters is their ability to function as central venous catheters, which are routinely used in the treatment of critically ill patients to administer drugs and fluids, draw blood and monitor blood pressure.
      The current retail price of our CoolGard system is $28,500. The current retail price of our single-use catheters, including the start-up kits required for each use, ranges from $550 to $1,250. The table below describes our current suite of products.

Product		Description and Application

	CoolGard 3000 System	Computer controlled cooling and warming unit

	Start-Up Kit	Heat exchange coil and tubing to connect catheters to the CoolGard 3000 system

	Cool Line (2 and 3 lumen)	Catheter inserted in the neck (jugular or subclavian vein) primarily for fever control

	Icy (1 and 3 lumen)	Catheter inserted in the groin (femoral vein) for fever control, induced hypothermia and rewarming

	Fortius (1 lumen)	Catheter inserted in the groin (femoral vein) for induced hypothermia and rewarming

      CoolGard 3000 System. Our CoolGard system is a portable temperature regulation system that contains a computerized user interface and a cooling and warming unit that circulates sterile saline through polymeric balloons that surround our catheters. Our CoolGard system continuously compares a patient’s core body temperature to the programmed target body temperature and automatically adjusts the temperature of the saline flowing through the catheter to maintain the programmed temperature. The CoolGard system features an easy-to-read, color screen display to enable the user to program and monitor patient temperature, and can store up to 21 days of patient temperature data. The system is exclusively used with our single-use catheters.
      Start-up Kits. Our start-up kits contain a heat exchange coil and tubing to connect our catheters to our CoolGard system. The purchase of a start-up kit is required with each single-use catheter.
      Cool Line. Our Cool Line catheter is designed for insertion into the major veins in the neck and resides in the superior vena cava. The primary application for the Cool Line is fever control. The Cool Line features our proprietary double balloon design for greater heat exchange and cools at a rate of 0.7° to 1.0°C per hour. It is offered in both two and three lumen versions. Each lumen allows separate drug infusion and blood sampling.
      Icy. Our Icy catheter is designed for insertion into the femoral vein near the groin and resides in the inferior vena cava. The Icy is used for fever control, induced hypothermia and rewarming. The Icy features a proprietary triple-balloon design, enabling twice the cooling power of the Cool Line and can induce hypothermia at a rate of 1.0° to 1.5°C per hour. It is offered in both a one lumen and our newly launched three lumen version to address a variety of patient needs.
      Fortius. Our Fortius catheter is designed for insertion into the femoral vein near the groin and resides in the inferior vena cava. The Fortius is our most powerful catheter and can be used for rapid warming or induced hypothermia. It features a proprietary serpentine balloon design to maximize contact area with passing blood and can induce hypothermia at a rate of 4.0° to 6.0°C per hour.
Sales and Marketing
      We began selling our products in the United States in April 2004 and, as of March 31, 2006, had an installed base of 90 systems in 46 hospitals, of which 48 had been sold and 42 were under evaluation. We began building our current network of independent distributors in Europe in February 2004, and as of March 31, 2006, had an installed base of 146 systems in over 100 hospitals, of which 130 had been sold and 16 were under evaluation. We typically provide the CoolGard system to potential customers for an evaluation period, during which time we sell catheters to these hospitals for patient treatment. The majority of hospitals that have evaluated our products have purchased one or more systems and a supply of catheters.
      We market our products to acute-care hospitals that have dedicated critical care units which provide advanced care for cardiac arrest, brain injury, AMI and cardiothoracic surgery patients. These are typically university and large community hospitals that have a level one or two trauma service designation and have a neuro-intensive care unit, medical intensive care unit, coronary care unit or emergency room. There are over 2,000 of these hospitals in the United States and a comparable number outside of the United States.
      We have pursued a global sales and marketing strategy to drive adoption of our innovative temperature management products. We focus our sales and marketing efforts on expanding our installed base of systems in new and existing accounts and driving catheter use by educating and training critical care physicians, nurses and other hospital staff on our products. In addition to our hospital-specific marketing efforts, we participate in national, regional and specialized medical society meetings and conferences to promote our products and raise physician, nurse and hospital administrator awareness of the benefits of intravascular temperature management. Our sales staff also organizes regional physician meetings where existing and potential customers gather to discuss the uses and benefits of our products.

United States
      In the United States, we sell, market and distribute our products through a direct sales force supported by clinical application specialists. As of March 31, 2006, we employed eight direct sales people, a director of sales, a vice president of worldwide sales and marketing, four clinical application specialists and a director of clinical education. Our clinical application specialists are trained nurse practitioners who assist with product service and installation, provide clinical education and promote catheter use among customers. Our sales strategy is to target hospitals that are early adopters of new technologies and have large critical care units that may purchase multiple systems.

International
      We sell our products internationally through a network of independent distributors, each of which has exclusive rights to sell our products in a particular country or countries. As of March 31, 2006, we had a network of 23 distributors covering over 35 countries. We encourage our distributors to educate customers on the clinical efficacy, performance, ease of use, value and other advantages of our products. We provide our international distributors with clinical support, regional sales assistance and marketing materials. We have a European service center in the Netherlands to provide ongoing support to our customers and distributors. International sales accounted for 65% of our total sales in 2004, 60% in 2005, and 58% for the quarter ended March 31, 2006. In 2004, two of our European distributors, Euromed and Fuchs Medical, each accounted for more than 10% of our total sales. In 2005, and the quarter ended March 31, 2006, Euromed was our only customer that accounted for more than 10% of our total sales.
Competition
      We principally compete with companies that sell conventional temperature management products such as cooling and warming blankets, ice packs and other external devices. We also compete with companies that sell newer surface temperature management products, such as Medivance, Inc., a privately held company that sells self-regulating cooling pads. Additionally, we compete with companies that have developed other intravascular approaches that are either pre-commercialization or in very early stages of commercialization. These companies offer a smaller selection of catheters, which we believe have significantly less functionality than our catheters. In particular, we are the only temperature management company that sells catheters that can be inserted into the neck as well as the groin and that can function as a standard central venous catheter with multiple working ports. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments. We compete with other products on the basis of performance, safety, cost and ease of use. We believe our products compete favorably on the basis of these factors.
      Despite the benefits of our products, manufacturers of cooling and warming blankets may have more established products and customer relationships than we do, which could inhibit our market penetration efforts. Potential customers may feel they need to recoup the cost of products that they have already purchased from our competitors and therefore may choose not to purchase our products, or may delay such purchases. Some of our current and potential competitors may have significantly greater financial, research and development, manufacturing and sales and marketing resources than we have.

Research and Development
      We intend to continue to invest in research and development to enhance our CoolGard system and family of catheters and develop new products, based on customer feedback and demand. We work closely with leading critical care physicians and nurses to better understand unmet needs and new applications in temperature management. Product enhancements may include increased system power to achieve faster cooling and warming, changes in catheter design to accommodate new applications as well as refinements that lower manufacturing costs. In 2003, 2004 and 2005, our research and development expenditures were $4.8 million, $3.3 million and $3.5 million, respectively. As of March 31, 2006, we had eight full-time employees in our research and development group.
Clinical Studies and Regulatory Clearances
      We have successfully completed several clinical trials in order to obtain regulatory clearances and market our temperature management products in the United States, Europe, Canada, Australia and other international markets. In 2002, we completed a 296-patient randomized, controlled clinical trial in support of our initial regulatory submission to the FDA. Based on the trial results, on August 1, 2003, the FDA granted us 510(k) clearance for our CoolGard system and Cool Line catheter for treatment of fever reduction in patients with cerebral infarction and intracerebral hemorrhage. Our trial results demonstrated that the CoolGard system and Cool Line catheter achieved a 64% reduction in fever burden and a 43% reduction in nursing time compared to conventional fever control products. This trial led to our first FDA clearance for fever control in neuro-intensive care patients and served as the platform for our subsequent FDA clearances for temperature management in neuro and cardiac surgery.
      As a result of higher mortality rates in the clinical trial among patients treated for fever reduction following subarachnoid hemorrhage and primary traumatic brain injury, the FDA did not clear the Cool Line for these two indications. In addition, the FDA required that we place a warning label on our Cool Line catheter which states that the Cool Line is not cleared for treatment of these two indications and discloses the mortality data associated with the two cleared indications and the two non-cleared indications. The higher mortality rates, relative to the control group, were only associated with the two non-cleared indications.
      The FDA also required that we conduct a postmarket surveillance, or PMS, study of 200 patients treated with our Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, we filed a report with the FDA on the first 83 patients in the PMS study, which we believe showed good safety results. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that our Cool Line catheters pose a statistically significant safety risk, the FDA could require that we conduct additional clinical studies or recall the Cool Line in the United States. There are no safety warnings or PMS requirements for our other catheters, Icy and Fortius, or for our CoolGard system.
      We have conducted additional trials and studies to increase awareness of our technology and support our sales efforts. In 2003, we completed a 96-patient single center trial in cardiac arrest patients treated with our Icy catheter. Results from this trial compared favorably with results from the European Hypothermia After Cardiac Arrest, or HACA, trial published in The New England Journal of Medicine in 2002. The European HACA trial was one of the original studies that demonstrated the benefits of therapeutic hypothermia in cardiac arrest patients treated with external surface cooling. In 2005, we completed a 650-patient European cardiac arrest registry with the European Resuscitation Council to further study the effects of therapeutic cooling. Approximately 350 patients in the registry were treated with our products. Although the final results of this registry are not yet published, we believe the results to date continue to validate the benefits of therapeutic hypothermia in cardiac arrest patients. We have also completed several other small feasibility trials with our Fortius catheter, including a 20-patient trial in AMI patients and a 20-patient trial in coronary artery bypass patients.
      We are also exploring paths to obtain FDA clearances for additional indications, particularly to treat cardiac arrest patients, and in the longer term to treat stroke and AMI patients. Although we do not market our products in the United States to treat cardiac arrest, we understand that physicians are using our products off label to treat cardiac arrest, and we expect such use to increase. In 2004, we submitted a 510(k) notification to the FDA to have our products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, we withdrew our request for such clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. We decided not to conduct such a trial at that time because we wanted to focus on marketing our products for their cleared indications. In the future, we intend to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in human clinical trials in collaboration with others or conducting our own human clinical trials. We anticipate we can begin such trials as early as the middle of 2007 and expect it will take two to three years to collect sufficient data to support a renewed cardiac arrest submission. These trials may be expensive and time-consuming, and we cannot assure you that the FDA will ultimately grant us clearance for cardiac arrest. If we do not obtain FDA clearance for cardiac arrest, or other indications, we may be at risk for liabilities related to off label use.

U.S. Clearances
      Our products are currently 510(k) cleared in the United States for the indications described below.

Date of 510(K)
Product	Clearance	Indications

CoolGard 3000	Aug. 1, 2003	Dictated by catheter

Cool Line 2 lumen	Aug. 1, 2003	For use in fever reduction, as an adjunct to other antipyretic therapy, in patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation and who are intubated and sedated

Cool Line 3 lumen	Aug. 1, 2003	For use in fever reduction, as an adjunct to other antipyretic therapy, in patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation and who are intubated and sedated

Icy 1 lumen	Oct. 23, 2003	For use in cardiac surgery patients to achieve and/or maintain normothermia during surgery and recovery/intensive care, and, to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and recovery/intensive care

Date of 510(K)
Product	Clearance	Indications

Fortius 1 lumen	Oct. 23, 2003	For use in cardiac surgery patients to achieve and/or maintain normothermia during surgery and recovery/intensive care, and, to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and recovery/intensive care

Icy 3 lumen	Oct. 17, 2005	For use in cardiac surgery patients to achieve and/or maintain normothermia during surgery and recovery/intensive care, and, to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and recovery/intensive care

International Clearances
      Our products have received regulatory clearances in Europe, Canada and Australia. The table below shows our primary international clearances.

	Europe		Canada		Australia

Product	Date	Indications	Date	Indications	Date	Indications

CoolGard 3000	Dec. 15, 2001		Dec. 22, 2004

Cool Line
2 lumen	Jun. 14, 2000		Mar. 9, 2001

Cool Line
3 lumen	Dec. 18, 2000		Mar. 9, 2001

		For temperature management in patients for whom a central venous catheter is warranted		Cooling and warming (including cardiac arrest)	Oct. 30, 2003	Cooling and warming

Icy
1 lumen	Dec. 18, 2000		Nov. 8, 2004

Fortius
1 lumen	Dec. 27, 2003		Nov. 8, 2004

Icy
3 lumen	Pending		Feb. 21, 2006

Manufacturing
      We lease approximately 27,000 square feet of space at our Irvine, California headquarters. We design, manufacture and test our products at our headquarters in Irvine, California, which is compliant with ISO and FDA standards. Product quality, cost reduction and inventory management are top priorities for our manufacturing operations. We believe our existing facilities are adequate to support our manufacturing requirements for the foreseeable future.
      We assemble our CoolGard system and catheters from components and subassemblies that we purchase from outside sources. We have flexibility with our suppliers to adjust the number of components and subassemblies as well as the delivery schedules. Production requirements are based on sales forecasts. Lead times for components and subassemblies may vary significantly depending on the size of the order, time required to fabricate and test the components or subassemblies, specific supplier requirements and current market demand for the components and subassemblies. We reduce the potential for disruption of supply by maintaining sufficient inventory and identifying additional suppliers, where possible. However, we currently purchase certain of our components and subassemblies from single suppliers. If we lost a single-source supplier we would need to qualify new suppliers, or to redesign components, which could cause delays in our manufacturing. To date, we have not experienced any significant delays in obtaining any of our components or subassemblies.
Intellectual Property
      We have invested considerable resources in our intellectual property strategy and rely on a combination of patents, copyrights, trademarks and trade secret laws, as well as confidentiality and invention assignment agreements, to protect our innovations. As of March 31, 2006, our products were covered by 33 issued U.S. patents and 20 U.S. patent applications. As of March 31, 2006, our products were covered internationally by three issued and 15 patent applications. We intend to file for additional patents to strengthen our intellectual property rights. We believe our patent portfolio provides a competitive advantage in our key markets, particularly for inducing hypothermia with a catheter in specified indications and for fever control using a central venous catheter. Our patents covering these key markets generally expire between 2018 and 2022. Alsius, CoolGard, Cool Line, Icy and Fortius are registered trademarks in the United States and the European Union.
      We require our employees, consultants and certain vendors to sign confidentiality and invention assignment agreements. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignability terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.
      Our patent applications may not result in issued patents, and we cannot assure you that any patents issued will protect our intellectual property rights. Any patents issued to us may be challenged by third parties as invalid or parties may independently develop similar or competing technology or design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.
      In May 1999, we entered into a non-exclusive worldwide license with the cardiovascular division of Baxter Healthcare Corporation (now Edwards Lifesciences) under which we pay royalties for certain anti blood-clotting coatings used with our catheters. We are currently negotiating an extension of this agreement, which terminated in May 2006. We have a supply of the coating which we expect will last for approximately 24 months. If we are not successful in renewing the license agreement for the coating, we will pursue alternate sources of coating for our catheters. If we use alternative coatings, we may be required to modify our regulatory clearances in the United States and internationally, which could potentially disrupt our operations. In November 1999, we entered into an exclusive worldwide license with The Regents of the University of California under which we pay royalties for certain licensed technology used in our Cool Line and Icy catheters. This agreement will remain in effect until March 2019, the life of the last-to-expire patent licensed under the agreement, or until the last patent application licensed is abandoned. We have the right to terminate this agreement at any time upon 90 days’ notice.

Government Regulation

United States
      We have undertaken clinical studies and obtained FDA clearances discussed above in the section entitled “Clinical Studies and Regulatory Clearances.” Unless an exemption applies, each new product we wish to sell in the United States, with the exception of certain modifications to current products, will require 510(k) clearance or pre-market approval, or PMA, from the FDA. When a 510(k) clearance is required, we must submit a pre-market notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution prior to the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act and for which the FDA has not yet called for the submission of a PMA application. By statute, the FDA is required to clear or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. When a PMA is required, extensive clinical data must be submitted to demonstrate the safety and effectiveness of the device to the FDA’s satisfaction. No device that we have developed has required a PMA, however, we may pursue a PMA for future devices or indications.
      Our CoolGard system and catheters are class II medical devices. Human clinical trials are generally required in connection with clearance of class III devices and may be required for class II devices. When a medical device presents a “significant risk” to human health, as defined by the FDA, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE clearance before commencing human clinical trials. If the device is considered a “non-significant” risk, only clearance from the Institutional Review Board, or IRB, overseeing the clinical trial is required. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. An IDE must be approved in advance by the FDA for a specified number of patients. Clinical trials for a significant risk device may begin once the application is reviewed and cleared by the FDA and the appropriate IRB at the clinical trial sites. Future clinical trials of our products may require that we submit and obtain clearance of an IDE from the FDA prior to commencing clinical trials. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.
      We are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic unannounced inspections. Our failure to maintain compliance with the QSR requirements could result in the suspension of our manufacturing operations and the recall of our products. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result.
      The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our subcontractors. We have not undergone an FDA quality system inspection, although, like any medical device company, we are subject to inspection at any time. We believe that we are in compliance with the QSR. In connection with our FDA clearance, our facilities were inspected and observations were noted. The FDA accepted our responses to these observations.
      Failure to comply with regulatory requirements can result in enforcement action by the FDA, which may include sanctions such as fines, injunctions, consent decrees and civil penalties; recall or seizure of our products; operating restrictions or suspension of production; refusal of requests for 510(k) clearance or PMA of new products or new intended uses; withdrawal of existing 510(k) clearance or PMA; and criminal prosecution. The FDA also has the authority to require that we repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.
      We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations, as currently in effect, will not require material capital expenditures or expenses.

International
      We have obtained international regulatory clearances discussed above in the section entitled “Clinical Studies and Regulatory Clearances.” The primary regulatory environment in Europe, currently our most significant international market, is that of the European Union. Three member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear Conformité Européenne, or CE Mark, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment consists of regular audits of the manufacturer’s quality system and specific review of the manufacturer’s device.
      International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. In China, medical devices are approved by the Ministry of Health’s, which process encompasses a detailed review of a company’s FDA documents. In Australia, medical devices are approved by the Ministry of Health and Welfare, Therapeutic Goods Administration. In Canada, medical devices are approved by Health Canada. In Japan, medical devices are approved by the Ministry of Health and Welfare. In each of Australia, Canada and Japan, the regulatory approval process is consistent with the Global Harmonization Task Force recommendations and the Summary Technical Document format for regulatory documentation. These processes are similar to the European submissions process with heavy reliance upon adherence to international standards. We intend to rely heavily on our U.S. IDE data to meet the clinical data submission requirements in Australia, Canada and Japan.

Third-Party Reimbursement
      In the United States, health care providers generally rely on third-party payors to reimburse all or a part of the costs and fees associated with the medical procedures performed using medical products. Third-party payors primarily consist of federal Medicare, state Medicaid and private health insurance plans. Outside the United States, many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government managed systems.

United States
      In the United States, third-party payors, including private health plans and government programs such as Medicare and Medicaid, generally reimburse hospitals and physicians for patient care. These payors typically reimburse hospitals and physicians using fixed, predetermined reimbursement codes for specified, billable procedures. Payors determine whether to approve reimbursement based on an assessment of the efficacy, safety and cost-effectiveness of a procedure and the products involved.
      Our sales volumes are somewhat dependent on the extent to which payors approve reimbursement for the procedures related to our products. The hospital or physician group pays us directly for our products, and then bills the appropriate payors for reimbursement on a per procedure basis. Hospitals and physicians typically bill payors for the use of our catheters under established reimbursement codes relating to the insertion of a central venous catheter. These reimbursement codes do not fully cover the per procedure costs of our products. We have no current plans to seek separate reimbursement codes specific to procedures using our products, as this can be a lengthy and expensive process. We believe the effectiveness and ease of use of our products are their key selling points, and therefore our current sales and marketing strategy is not significantly dependent on full reimbursement for our products. We maintain a call center for assisting hospital customers with reimbursement, coding, coverage and payment questions.

International
      Our success in international markets will depend largely upon the availability of reimbursement from government payors and in certain cases private health plans. Health care payment systems, reimbursement approval processes and reimbursement levels in international markets vary significantly by country. We generally rely on our international distributors to obtain reimbursement approvals in their respective national markets. We cannot assure you that reimbursement will be approved.
Insurance
      Our products are covered under product liability insurance coverage. This coverage is limited to a maximum of $2 million per product liability claim and an aggregate policy limit of $10 million, subject to a deductible of $10,000 per occurrence. We cannot assure you that our current product liability insurance is adequate. Furthermore, we may be unable to secure such insurance coverage or to secure such insurance coverage at premiums acceptable to us in the future. A successful product liability claim or other claim with respect to uninsured or underinsured liabilities could divert substantial resources required to grow our business.
Employees
      As of March 31, 2006, we had 59 employees, with 20 employees in sales and marketing, 19 employees in manufacturing operations, eight employees in research and development, five employees in general and administrative and seven employees in regulatory and quality control. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.
Property and Principal Executive Office
      We own no real property. Our principal executive office is located at 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618, where we lease approximately 27,000 square feet under a lease that expires on December 31, 2008. We believe our existing facilities are adequate for our current needs.
      We also lease approximately 1,450 square feet in Wateringen, the Netherlands, for our European service center. This lease expires on May 31, 2010.
Legal Proceedings
      We are not a party to any material legal proceeding.

MANAGEMENT
Directors and Executive Officers
      Our directors and executive officers and their ages and positions as of March 31, 2006 are as follows:

Name	Age	Position

William J. Worthen	45	President, Chief Executive Officer and Chairman of the Board
Brett L. Scott	55	Chief Financial Officer
Kenneth A. Collins, M.B.B.S.	47	Executive Vice President, Regulatory, Clinical, Quality and Research & Development
H. Michael Ameli	61	Vice President, Manufacturing
Suzanne C. Winter	42	Vice President, Worldwide Sales and Marketing
William L. Greene, M.D.	42	Director
Wende S. Hutton	46	Director
Jack W. Lasersohn	53	Director
Gregory D. Waller	56	Director
Kurt C. Wheeler	53	Director
Carol D. Winslow	51	Director
      William J. Worthen has been our President and Chief Executive Officer since March 1997 and has served as our Chairman of the board of directors since April 2006. From August 1992 until February 1997, he served as President and Chief Executive Officer and a member of the board of directors of Neuro Navigational Corporation, a publicly traded medical device company focused on minimally-invasive neuro surgery, which was sold to Ballard Medical Products. Mr. Worthen’s prior experience includes sales and marketing management positions at several cardiovascular products companies, including American Hospital Supply’s Edwards Laboratories division (now Edwards Lifesciences). Mr. Worthen earned a B.S. from San Diego State University.
      Brett L. Scott has been our Chief Financial Officer since January 2006 and was a consultant to us from February 2005 to January 2006. From September 2001 until March 2005, he served as Chief Financial Officer of Irvine Biomedical, Inc., a privately held medical device company focused on electrophysiology catheters which was sold to St. Jude Medical, Inc. From October 1997 until February 2001, he was Chief Financial Officer of Cardiac Science, Inc., a publicly traded medical device company focused on cardiovascular devices. Mr. Scott is a certified public accountant and earned a B.S. from the University of Southern California.
      Kenneth A. Collins, M.B.B.S., has been our Executive Vice President of Regulatory, Clinical, Quality and Research and Development since October 2003. From January 2001 until September 2003, Dr. Collins served as our Vice President of Clinical, Quality and Regulatory Affairs. From February 1998 until November 2000, he held senior management and consulting positions at Boston Scientific Corporation, a publicly traded diversified medical device company. Dr. Collins earned an M.B.B.S. from Sydney University Medical School and an MBiomedE from University of New South Wales.
      H. Michael Ameli has been our Vice President, Manufacturing since January 2001. From January 1997 until December 2000, he served as a director of operations in charge of catheter manufacturing for Medtronic Corporation, a publicly traded diversified medical device company. Mr. Ameli earned a B.S.

from California State Polytechnic University, Pomona and an M.B.A. from California State University, Long Beach.
      Suzanne C. Winter has been our Vice President, Worldwide Sales and Marketing since November 2004. From November 1998 until October 2004, she served as our Vice President of Marketing and International Sales. From November 1991 until October 1998, she was a Business Unit Director for Toshiba America Medical Systems, Inc. Ms. Winter earned a B.Sc. from St. Lawrence University in New York and an M.B.A. from Harvard Business School.
      William L. Greene, M.D. has served as one of our directors since April 2004. Dr. Greene has been with MPM Capital, a venture capital firm, since January 2002 and has been a general partner since February 2005. Dr. Greene has been an Assistant Professor of Medicine at the University of California, San Francisco since January 1999. From June 1998 until January 2002, Dr. Greene was Senior Clinical Scientist and Epidemiologist at Genentech, Inc. Dr. Greene serves on the boards of directors of a number of privately held medical device companies. Dr. Greene earned a B.A. from Wesleyan University and an M.D. from the University of California, San Francisco.
      Wende S. Hutton has served as one of our directors since February 2000. Ms. Hutton has been a venture partner at Canaan Partners, a venture capital firm, since March 2004. From June 2001 until March 2004, Ms. Hutton was a general partner of Spring Ridge Partners. From January 1993 until June 2001, Ms. Hutton was a general partner of Mayfield Fund. Ms. Hutton serves on the boards of directors of a number of privately held medical device companies. Ms. Hutton earned a B.A. from Stanford University and an M.B.A. from Harvard Business School.
      Jack W. Lasersohn has served as one of our directors since March 1999. Mr. Lasersohn has been a general partner of The Vertical Group, a venture capital firm, since January 1988. Mr. Lasersohn serves on the board of directors of Kyphon Inc., as well as on the boards of directors of a number of privately held medical device companies. Mr. Lasersohn earned a B.S. from Tufts University, an M.A. from The Fletcher School of Law and Diplomacy and a J.D. from Yale Law School.
      Gregory D. Waller has served as one of our directors since March 2006. From 1992 to November 2000, Mr. Waller served as the Vice President of Finance, Chief Financial Officer and Treasurer of Sybron Dental Specialties, Inc., a dental products company which became a publicly traded company in December 2000. Mr. Waller serves on the board of directors of Endologix, Inc., a publicly traded medical device company. Mr. Waller earned a B.A. and an M.B.A. from California State University, Fullerton.
      Kurt C. Wheeler has served as one of our directors since September 2003. Mr. Wheeler has been a managing director of Clarus Ventures, a venture capital firm, since July 2005. From February 2000 until June 2005, Mr. Wheeler was a general partner of MPM Capital BioVentures Funds II and III. Mr. Wheeler serves on the boards of directors of CryoCor, Inc., HemoSense, Inc. and Somaxon Pharmaceuticals, Inc., as well as on the boards of directors of a number of privately held medical device and biopharmaceutical companies. Mr. Wheeler earned a B.A. from Brigham Young University and an M.B.A. from Northwestern University.
      Carol D. Winslow has served as one of our directors since October 2004. Ms. Winslow is a founder of Channel Medical Partners L.P., a health care focused venture capital firm and has been its general partner since December 2000. Presently, Ms. Winslow serves on the boards of directors of a number of privately held medical device companies. Ms. Winslow earned an A.B. from Mount Holyoke College and an M.B.A. from the University of Minnesota.

Executive Officers
      Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.
Board Composition
      Our board of directors currently consists of seven members. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

•	our Class I directors will include and , and their term will expire at the first annual meeting of shareholders following the date of this prospectus;

•	our Class II directors will include and , and their term will expire at the second annual meeting of shareholders following the date of this prospectus; and

•	our Class III directors will include and , and their term will expire at the third annual meeting of shareholders following the date of this prospectus.
      As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective terms. Our board of directors has determined that all directors other than William J. Worthen are independent within the meaning of the Nasdaq National Market rules. There are no family relationships among any of our directors or executive officers.
Board Committees
      Our board of directors has an audit committee and a compensation committee, and upon the closing of this offering will have a nominating and corporate governance committee. Our board currently meets four to six times per year and we expect the board and committees will continue this schedule after this offering. The audit and compensation committees have operated during the time we have been a private company. The nominating and corporate governance committee will become effective upon the closing of this offering. Each of the board committees will have the composition and responsibilities described below.
      Audit Committee. Our audit committee currently consists of Messrs. Lasersohn and Waller and Ms. Winslow. The chair of the committee is Mr. Waller. The functions of this committee include:

•	overseeing the engagement of our independent registered public accounting firm;

•	reviewing our audited financial statements and discussing them with the independent registered public accounting firm and our management;

•	meeting with the independent registered public accounting firm and our management to consider the adequacy of our internal controls; and

•	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.
      We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and SEC rules and regulations, including the requirement that the audit committee have at least one qualified financial expert. Mr. Waller qualifies as a financial expert under the applicable rules of the Nasdaq National

Market and the rules of the SEC. We intend to comply with future audit committee requirements as they become applicable to us.
      Both our independent registered public accounting firm and internal financial personnel regularly meet with our audit committee and have unrestricted access to this committee.
      Compensation Committee. Our compensation committee currently consists of Ms. Hutton and Messrs. Waller and Wheeler. The chair of the committee is Mr. Wheeler. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices, and procedures relating to the compensation of our directors, officers, and other managerial employees and the establishment and administration of our employee benefit plans;

•	determining or recommending to the board of directors the compensation of our executive officers; and

•	advising and consulting with our officers regarding managerial personnel and development.
      We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Greene, Ms. Hutton and Mr. Wheeler. The chair of the committee is Ms. Hutton. The functions of this committee include:

•	establishing standards for service on our board of directors;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board; and

•	considering and making recommendations to our board regarding board size and composition, committee composition and structure and procedures affecting directors.
      We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.
Compensation Committee Interlocks and Insider Participation
      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
      To date, Mr. Waller, one of our non-employee directors, has received cash compensation for services rendered as a director. Dr. Greene and Ms. Hutton, two of our non-employee directors have each received stock options to acquire an aggregate of                       shares of our common stock. These options vest in installments over two or three years upon completion of each month of board service following the date of grant. All of our non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. After the completion of this offering, our non-employee directors will receive an annual cash fee of $          and an additional $          fee for each attended meeting. In addition, the chair of our audit committee will receive an additional $ for the chair’s service. All cash payments to directors will be made quarterly in arrears. Our non-employee directors will also receive options to acquire                       shares of our common stock to be granted upon the closing of this offering, which will vest quarterly over three years. In addition, each then current non-employee director will receive an automatic grant of options to acquire                       shares of our common stock on the first business day following each annual meeting of shareholders. The annual automatic grant will vest in equal quarterly installments over a one year period. The per share exercise price of these options will be equal to the market price of our common stock on the date of grant. At the date of this prospectus, options to purchase                       shares of our common stock were outstanding and held by non-employee directors.

EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table sets forth the compensation of our chief executive officer and each of the other four most highly compensated executive officers during the year ended December 31, 2005. We refer to these persons as our named executive officers in this prospectus. The table below does not reflect a 1-for-       reverse stock split of our common and preferred stock before the closing of this offering.

				Long-Term
	Annual Compensation			Compensation Awards

			Other Annual	Securities Underlying
Name and Principal Position	Salary($)	Bonus($)	Compensation(1)	Options (#)

William J. Worthen	$243,172	$37,556	—	40,000
Chief Executive Officer and President
Brett L. Scott(2)	26,500	—	—	—
Chief Financial Officer
Kenneth A. Collins, M.B.B.S.	226,600	26,963	—	34,000
Executive Vice President, Regulatory, Clinical, Quality and Research and Development
H. Michael Ameli	165,238	19,661	—	15,800
Vice President, Manufacturing
Suzanne C. Winter	145,982	47,595	—	102,000
Vice President, Worldwide Sales and Marketing

(1)	In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation.

(2)	Mr. Scott provided consulting services to us in 2005 and became our Chief Financial Officer in January 2006.

Option Grants in Last Fiscal Year
      The following table sets forth information regarding options granted to named executive officers during the fiscal year ended December 31, 2005. No stock appreciation rights were granted to any of our named executive officers in 2005. The table below does not reflect a 1-for-       reverse stock split of our common and preferred stock before the closing of this offering.

					Potential Realizable
					Value at Assumed
					Annual Rates of
	Number of	Percentage (%) of			Stock Price
	Securities	Total Options			Appreciation for
	underlying	Granted to	Exercise or		Option Term(5)
	Options	Employees in	Base Price	Expiration
Name	Granted(1)	2005(2)	($/Share)(3)	Date(4)	5%	10%

William J. Worthen	40,000	7.29%	$0.30	12/12/15
Brett L. Scott	—	—	—	—
Kenneth A. Collins, M.B.B.S.	4,000	0.73	0.30	1/13/15
	30,000	5.47	0.30	12/12/15
H. Michael Ameli	4,000	0.73	0.30	1/13/15
	11,800	2.15	0.30	12/12/15
Suzanne C. Winter	71,550	13.04	0.30	7/12/15
	450	0.08	0.30	7/12/15
	30,000	5.47	0.30	12/12/15

(1)	Represents options we granted to our named executive officers under our 2004 Stock Incentive Plan.

(2)	Based on options to purchase an aggregate of 548,580 shares of common stock granted to employees during the fiscal year ended December 31, 2005.

(3)	The options were granted under our stock plans at the exercise price as determined by our board of directors. In determining the value of our common stock, the board of directors considered various factors, including our financial condition, senior rights, preferences and privileges of our preferred stock and the absence of a market for our common stock.

(4)	See “Management — Stock Option Plans” regarding the terms of options granted under our 2004 Stock Incentive Plan.

(5)	The potential realizable value is calculated based on the term of the option at its time of grant, which is 10 years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $ per share and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until their expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values
       The following table provides option exercise information for the named executive officers. The table shows the number of shares acquired and the value realized upon exercise of stock options during 2005 and the exercisable and unexercisable options held at December 31, 2005. The “Value Realized” and the “Value of Unexercised In-the-Money Options” shown in the table represents and amount equal to the difference between our assumed initial public offering price of $           per share and the option exercise price, multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises. The table below does not reflect a 1-for-       reverse stock split of our common and preferred stock before the closing of this offering.

			Number of Unexercised		Value of Unexercised
			Options at Fiscal Year-		In-the-Money Options at
	Shares		End		Fiscal Year-End(s)(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

William J. Worthen	10,000		495,510	40,134	$	$
Brett L. Scott	—		—	—
Kenneth A. Collins, M.B.B.S.	—		280,142	114,308
H. Michael Ameli	—		31,924	23,746
Suzanne C. Winter	—		53,015	117,435

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, the value of the unexercised in-the-money options has been calculated on the basis of an assumed initial public offering price of $ per share, less the aggregate exercise price of the options.
Stock Option Plans

1992 Incentive Stock Plan and 2004 Stock Incentive Plan
      In January 1992, our board of directors adopted the 1992 Incentive Stock Plan, or the 1992 Plan. The 1992 Plan was amended at various times to increase by the number of shares available under the 1992 Plan. A total of 6,269 shares of common stock are currently reserved for exercise of options granted under the 1992 Plan. In March 2004, the board of directors adopted our 2004 Stock Incentive Plan, or the 2004 Plan, and ceased granting options under the 1992 Plan. A total of 2,100,000 shares of common stock are currently reserved for issuance under the 2004 Plan pursuant to the direct award or sale of shares or the exercise of options granted under the 2004 Plan. If any option granted under the 2004 Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants.
      Under the 1992 Plan and 2004 Plan, all our employees (including officers) and directors and any independent contractor or advisor who performs services for us are eligible to purchase shares of common stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options, or ISOs, intended to qualify under section 422A of the Internal Revenue Code of 1986, as amended, or the Code. The plans are administered by a compensation committee of the board of directors, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes other terms and conditions, including the type of consideration to be paid to us upon sale or exercise and vesting schedules, in connection with each sale, award or grant.

      The exercise price under the nonstatutory options generally must be at least 85% of the fair market value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of our voting power cannot exceed five years. Options generally expire not later than 90 days following a termination of employment, six months following the optionee’s permanent disability or 12 months following the optionee’s death. Under the plans, options granted pursuant to the plans will vest either immediately or ratably over a period of three or four years.
      Upon completion of this offering, no additional shares will be granted under the 2004 Plan. All shares available for issuance under our 2004 Plan that will cease to be available for future grant under that plan upon completion of this offering will instead be available for issuance under the 2006 Plan. This includes shares subject to outstanding options under our 2004 Plan that expire, terminate or are cancelled before being exercised, and unvested shares that are forfeited pursuant to that plan.
      As of March 31, 2006, we had outstanding options to purchase an aggregate of 1,900,919 shares of common stock at exercise prices ranging from $0.30 to $410.00 per share, or a weighted average per share exercise price of $1.13, not reflecting the intended 1-for- reverse stock split of our common stock and preferred stock immediately before this offering. As of March 31, 2006, under the 2004 Plan, there were outstanding options covering 1,894,620 shares of common stock and 173,138 shares of common stock available for future grants.

2006 Stock Incentive Plan
      Our 2006 Stock Incentive Plan, or the 2006 Plan, is intended to be adopted by our board of directors in June 2006, and following shareholder approval will become effective upon the completion of this offering. The 2006 Plan will be administered by our board of directors or the compensation committee of the board. The 2006 Plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. ISOs may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants. The board of directors will be able to amend or modify the 2006 Plan at any time, with shareholder approval, if required.
                            shares of common stock will be authorized for issuance under the 2006 Plan. However, no participant in the 2006 Plan can receive option grants or stock appreciation rights for more than                       shares total in any calendar year, or for more than                       shares total in the first year of service. The number of shares reserved for issuance under the 2006 Plan will be increased on the first day of each of our fiscal years from 2007 through 2016 by the lesser of                       shares,      % of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors.
      Under the 2006 Plan:

•	We expect that options granted to optionees other than outside directors will generally vest over four years, with 25% of the shares vesting one year after the date of grant if the optionee is then in service to the company, and as to the remaining 75% of the shares each month thereafter in equal monthly installments for 36 months, upon the optionee’s completion of each month of service.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director servicing at or immediately after the time of this offering will be granted automatically an initial option to purchase shares. The initial option vests quarterly over three years. Each director thereafter will receive an automatic annual grant of an option to purchase shares at each annual shareholders’ meeting for their continued service (with such grant prorated for any partial year). Each annual option to outside directors shall vest and become exercisable quarterly, in equal quarterly installments, over a one year period. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to an acquisition or similar change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates 10 years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to shareholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

Limitation of Liability and Indemnification Matters
      Our Ninth Amended and Restated Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by the California General Corporation Law. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our articles of incorporation also authorize us to provide indemnification to our agents, as defined in Section 317 of the California General Corporation Law, through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise to the fullest extent permissible under the California General Corporation Law.
      Our bylaws provide that we will indemnify our directors and, by action of our board of directors, may indemnify our officers, employees and other agents to the fullest extent permitted by the California General Corporation Law.
      Upon completion of this offering, we plan to enter into indemnification agreements with our directors and certain of our officers containing provisions that are, in some respects, broader than the specific indemnification provisions contained in California law. The indemnification agreements will require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated articles of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
      No pending litigation or proceeding involving any of our directors, officers, associates or other agents currently exists as to which indemnification is being sought. We are not aware of any threatened litigation that may result in claims for indemnification by any of our directors, officers, associates or other agents.
      We anticipate obtaining director and officer liability insurance with respect to possible director and officer liabilities arising out of certain matters, including matters arising under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Severance Arrangements
      Employment with us is at-will. However, we have entered into agreements with certain employees, including, Messrs. Worthen, Scott, Collins and Ameli and Ms. Winter, pursuant to which each of them will receive monthly cash severance payments equal to their annual base salary in the event they are terminated without cause or resign for good reason within 12 months of an acquisition of our company or similar change of control transaction. The executives will receive severance payments for six months following such termination, except for Mr. Worthen, who will receive severance payments for 12 months. In the event they are terminated without cause or resign for good reason within 12 months of a change of control, these executive officers will receive accelerated vesting of all then unvested shares subject to their outstanding options.
Issuances of Warrants and Preferred Stock
      In April 2003, in connection with a bridge financing, we issued warrants to purchase shares of our common stock at an exercise price of $0.30 per share. From July 1997 to October 2004, we sold and issued shares of our Series C-1, Series C-2, Series D, Series E and Series F preferred stock at a purchase prices ranging from $3.00 to $15.00 per share. We sold the shares of preferred stock pursuant to preferred stock purchase agreements under which we made customary representations, warranties and covenants. We provided the holders of the warrants and purchasers of preferred stock with registration rights under the amended and restated investors’ rights agreement discussed more fully in “Description of Capital Stock-Registration Rights.” Upon the closing of this offering, all outstanding shares of preferred stock will convert into shares of our common stock.

      The following table summarizes the warrants we issued and shares of our preferred stock purchased in these transactions by our directors and 5% shareholders and by the persons and entities associated with them in these private placement transactions. The table below does not reflect a 1-for-       reverse stock split of our common and preferred stock before the closing of this offering.

	Common Stock	Preferred Stock
	Warrants
	(exercise price of	Series C-D(1)	Series E	Series F
Investor	$0.30 per share)	($10.00 per share)	($15.00 per share)	($3.00 per share)

Directors
Wende S. Hutton			3,381	1,990,996
Jack W. Lasersohn	20,959	153,807	37,674	402,325
Kurt C. Wheeler	138,258		1,049,973	2,690,263
Carol D. Winslow				666,667
5% Shareholders
Mayfield Funds	79,999	585,232	130,272	861,232
New Enterprise Associates	66,666	585,542	139,242	844,489
SightLine Healthcare	13,333	244,555	47,955	290,805

*	See the footnotes to the table in the “Principal Shareholders” section of this prospectus for detailed information on the beneficial ownership of the individuals and investment funds.

(1)	Shares of Series C-1, Series C-2 and Series D preferred stock were exchanged into shares of Series C-D preferred stock.
Sale of Convertible Promissory Notes and Warrants
      In April 2006, we borrowed an aggregate of $4.2 million from existing shareholders. We issued to each lending party an unsecured convertible promissory note bearing interest at 8% per annum. All principal and accrued interest under these notes will convert into unregistered shares of our common stock upon the closing of this offering. The total number of shares of common stock issuable upon conversion of the promissory notes will be equal to the principal and accrued interest under the notes divided by 80% of the initial public offering price per share in this offering (        shares using the assumed initial public offering price of $       per share). We also issued three year warrants to purchase common stock, exercisable at a price per share equal to the initial public offering price. The total number of shares of common stock issuable upon the exercise of the warrants will be equal to 20% of the principal of the notes divided by the initial public offering price per share in this offering (        shares using the assumed initial public offering price of $       per share).

      The purchasers of our convertible promissory notes and warrants include, among others, the following directors and 5% shareholders:

			Common
	Total Principal	Common	Stock
Investor(1)	Invested	Stock(2)	Warrants

Directors
Wende S. Hutton	$779,181
Jack W. Lasersohn	237,757
Kurt C. Wheeler	1,500,000
Carol D. Winslow	257,831
5% Shareholders
Mayfield Funds	640,739
New Enterprise Associates	632,698
SightLine Healthcare	100,000

(1)	See the footnotes to the table in the “Principal Shareholders” section of this prospectus for detailed information on the beneficial ownership of the individuals and investment funds.

(2)	Does not include shares of common stock issuable in connection with accrued interest.

PRINCIPAL SHAREHOLDERS
       The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2006 and as adjusted to reflect the sale of the shares offered hereby, assuming no exercise of the underwriters’ over-allotment option, by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each of the our directors;

•	each of the our officers named under “Management — Summary Compensation Table;” and

•	all directors and executive officers as a group.
      Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of March 31, 2006 are considered to be outstanding. This table is based on 11,381,452 shares of our common stock (assuming the conversion of our preferred stock into our common stock prior to this offering) outstanding as of March 31, 2006 and                       shares of common stock outstanding immediately after this offering.
      Unless otherwise indicated, the principal address of each of the shareholders below is c/o Alsius Corporation, 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

		Percentage (%) of	Percentage (%) of
		Shares Outstanding	Shares
	Number of Shares	Before this	Outstanding After
Name	Beneficially Owned(1)	Offering	this Offering

William J. Worthen(2)	508,927	4.28%
Brett L. Scott	—	*
H. Michael Ameli(3)	39,629	*
Kenneth A. Collins, M.B.B.S.(4)	341,050	2.91
William L. Greene, M.D.(5)	13,066	*
Wende S. Hutton(6)	2,007,443	17.62
Jack W. Lasersohn(7)	614,765	5.39
Gregory D. Waller	—	*
Kurt C. Wheeler(8)	3,878,494	33.67
Carol D. Winslow(9)	666,667	5.86
Suzanne C. Winter(10)	73,442	*
Canaan Partners(6)	1,968,000	17.27
Channel Medical Partners(9)	666,667	5.86
MPM Capital(8)	3,878,494	33.67
Mayfield Funds(11)	1,656,735	14.45
New Enterprises Associates(12)	1,635,939	14.37
Sightline Healthcare(13)	596,648	5.24
The Vertical Group(7)	614,765	5.39
All directors and officers as a group (11 persons)(14)	1,053,853	8.50

*	Less than 1%.

(1)	To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. The number of shares of common stock outstanding before and after this offering assumes conversion of all preferred stock into common stock and includes the equivalent of shares to be issued upon the exercise of outstanding options and warrants. The table does not reflect the warrants we issued to purchase shares of our common stock in connection with a bridge financing in April 2006 or the shares of common stock issuable upon conversion of the promissory notes as the number of shares is indeterminable at this time.

(2)	Includes 498,927 shares subject to stock options exercisable within 60 days of March 31, 2006.

(3)	Includes 39,629 shares subject to stock options exercisable within 60 days of March 31, 2006.

(4)	Includes 341,050 shares subject to stock options exercisable within 60 days of March 31, 2006.

(5)	Includes 13,066 shares subject to stock options exercisable within 60 days of March 31, 2006.

(6)	Represents 1,289,040 shares of Series F preferred stock held by Canaan Equity II L.P., a Delaware limited partnership (“CE II”); 576,624 shares of Series F preferred stock held Canaan Equity II L.P. (QP), a Delaware limited partnership (“CE II QP”); and 102,336 shares of Series F preferred stock held Canaan Equity II Entrepreneurs, LLC, a Delaware limited liability company (“Entrepreneurs”). Canaan Equity Partners II LLC, a Delaware limited liability company (“CEP II”), is the sole General Partner of CE II and CE II QP and the sole Manager of Entrepreneurs. CEP II has voting and/or investment power over the shares held by the above entities. The managers of CEP II are Messrs. John V. Balen, James C. Furnivall, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo and Eric A. Young and Charmers Landing LLC, a Delaware limited liability company (“Charmers”), Stonehenge LLC, a Delaware limited liability company (“Stonehenge”), and Waubeeka LLC, a Delaware limited liability company (“Waubeeka”). The sole managers of Charmers, Stonehenge, and Waubeeka are Messrs. Stephen L. Green, Gregory Kopchinsky and Guy M. Russo, respectively. Ms. Hutton disclaims beneficial ownership of the shares owned by the above entities. Also represents 3,381 shares of Series E preferred stock and 22,996 shares of Series F preferred stock held by Hutton Living Trust. Also represents 3,381 shares of Series E preferred stock, 22,996 shares of Series F preferred stock held by Hutton Living Trust and 13,066 shares subject to stock options exercisable by Ms. Hutton within 60 days of March 31, 2006.

(7)	Represents 116,535 shares of Series C-D preferred stock, 29,049 shares of Series E preferred stock, 324,172 shares of Series F preferred stock and warrants to purchase 16,693 shares of common stock exercisable within 60 days of March 31, 2006 held by Vertical Fund I, L.P., a Delaware limited partnership (“VFI”); and 37,272 shares of Series C-D preferred stock, 8,625 shares of Series E preferred stock, 78,153 shares of Series F preferred stock and warrants to purchase 4,226 shares of common stock exercisable within 60 days of March 31, 2006 held by Vertical Fund II, L.P., a Delaware limited partnership (“VFII”). The Vertical Group, L.P., a Delaware limited partnership (“The Vertical Group”) is the sole General Partner of VFI and VFII. Collectively, The Vertical Group, VFI and VFII are the “Vertical Group Entities.” The five general partners of The Vertical Group are Messrs. Stephen D. Baksa, Richard B. Emmitt, Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells. The Vertical Group, Mr. Lasersohn along with the other general partners of The Vertical Group share voting and investment power over the securities held by the Vertical Group Entities. Although Mr. Lasersohn may be deemed to be the beneficial owner of such securities, Mr. Lasersohn disclaims beneficial ownership thereof.

(8)	Represents 77,970 shares of Series E preferred stock, 199,886 shares of Series F preferred stock and warrants to purchase 10,272 shares of common stock exercisable within 60 days of March 31,

2006 held by MPM BioVentures II, L.P., a Delaware limited partnership; 706,974 shares of Series E preferred stock, 1,811,086 shares of Series F preferred stock and warrants to purchase 93,076 shares of common stock exercisable within 60 days of March 31, 2006 held by MPM BioVentures II-QP, L.P., a Delaware limited partnership; 248,814 shares of Series E preferred stock, 637,592 shares of Series F preferred stock and warrants to purchase 32,767 shares of common stock exercisable within 60 days of March 31, 2006 held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, a company organized under the laws of Germany; and 16,215 shares of Series E preferred stock, 41,699 shares of Series F preferred stock and warrants to purchase 2,143 shares of common stock exercisable within 60 days of March 31, 2006 held by MPM Asset Management Investors 2000 B L.L.C., a Delaware limited liability company. MPM Asset Management II, L.L.C., a Delaware limited liability company, is the general partner of MPM Asset Management II, L.P., a Delaware limited partnership. MPM Asset Management II, L.P. is the general partner of MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM BioVentures II, L.P. and MPM BioVentures II-QP, L.P. Messrs. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz and Kurt Wheeler, as the investment managers of MPM Asset Management II, L.L.C. and MPM Asset Management Investors 2000 B L.L.C., share voting and investment power with respect to shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P. and MPM Asset Management Investors 2000 B LLC. Mr. Wheeler disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(9)	Represents 666,667 shares of Series F preferred stock held by Channel Medical Partners, L.P. Channel Medical Management, LLC is the sole general partner of Channel Medical Partners, L.P., and Channel Medical Advisors, Inc. is the Manager of Channel Medical Management, LLC. Ms. Carol D. Winslow is a Managing Member of Channel Medical Management, LLC and is the Secretary of Channel Medical Advisors, Inc. W. Gregory Shearer is a Managing Member of Channel Medical Management, LLC and is President of Channel Medical Advisors, Inc. Ms. Winslow and Mr. Shearer, through the above entities, exercise voting and/or investment power over the shares held by Channel Medical Partners, L.P. Although Ms. Winslow may be deemed to be the beneficial owner, Ms. Winslow disclaims beneficial ownership of the shares owned by Channel Medical Partners, L.P.

(10)	Includes 73,442 shares subject to stock options exercisable within 60 days of March 31, 2006.

(11)	Represents 556,292 shares of Series C-D preferred stock, 66,378 shares of Series E preferred stock, 756,404 shares of Series F preferred stock and warrants to purchase 70,262 shares of common stock exercisable within 60 days of March 31, 2006 held by Mayfield Fund VIII, L.P., a California limited partnership; 28,940 shares of Series C-D preferred stock, 3,450 shares of Series E preferred stock and 39,810 shares of Series F preferred stock and warrants to purchase 3,698 shares of common stock exercisable within 60 days of March 31, 2006 held by Mayfield Associates Fund III, L.P., a California limited partnership; 58,305 shares of Series E preferred stock held by Fever Trust; 2,139 shares of Series E preferred stock held by Fever Trust II; and 65,018 shares of Series F preferred stock and warrants to purchase 6,039 shares of common stock exercisable within 60 days of March 31, 2006 held by Fever Trust III. Fever Trust, Fever Trust II and Fever Trust III are all trusts organized under the laws of California (the “Trusts”). Mayfield VIII Management, L.L.C., a Delaware limited liability company (“VIII Mgmt”) is the sole general partner of Mayfield VIII, L.P. and Mayfield Associates Fund III, L.P. The managing members of VIII Mgmt are Messrs. A. Grant Heidrich, III, F. Gibson Myers, Jr., William D. Unger, Wendell G. Van Auken, III, Kevin A. Fong and Yogen K. Dalal who share voting and dispositive power over the shares which are or may be deemed to be beneficially owned by VIII Mgmt, Mayfield VIII and Mayfield Associates Fund III, but disclaim such beneficial ownership except to the extent of each of their pecuniary interest therein. Certain individual managing directors of VIII Mgmt serves as trustees for the Trusts, to which these individuals, or their family trusts, are trustors and beneficiaries. These individuals may be deemed to share voting and dispositive power over the shares held in the Trusts, but disclaim such beneficial ownership except to the extent of each of their pecuniary interest therein.

(12)	Represents 579,892 shares of Series C-D preferred stock, 139,242 shares of Series E preferred stock, 844,489 shares of Series F preferred stock and warrants to purchase 66,666 shares of common stock exercisable within 60 days of March 31, 2006 held by New Enterprise Associates VII, L.P., a Delaware limited partnership (“NEA VII”); 5,150 shares of Series C-D preferred stock held by NEA Presidents’ Fund, L.P., a Delaware limited partnership (“Presidents’ Fund”); 500 shares of Series C-D preferred stock held by NEA Ventures 1997, L.P. a Delaware limited partnership (“Ventures 1997”). Voting and investment power over the shares held by NEA VII is held by its sole general partner, NEA Partners VII, L.P., a Delaware limited partnership. The general partners of NEA Partners VII, L.P. are Messrs. Peter J. Barris, C. Richard Kramlich, Peter T. Morris, John M. Nehra, Charles W. Newhall, III and Mark W. Perry. Voting and investment power over the shares held by Presidents’ Fund is held by its sole general partner, NEA General Partners, L.P., a Delaware limited partnership. The general partners of NEA General Partners, L.P. are Messrs. Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall, III and Mark W. Perry. Voting and investment power over the shares held by Ventures 1997 is held by Mr. Louis B. Van Dyck, its sole general partner. Mr. Charles W. Newhall III disclaims beneficial ownership of the shares held by each of the aforementioned entities except to the extent of his pecuniary interest therein.

(13)	Represents 244,555 shares of Series C-D preferred stock, 47,955 shares of Series E preferred stock, 290,805 shares of Series F preferred stock and warrants to purchase 13,333 shares of common stock exercisable within 60 days of March 31, 2006 held by SightLine Healthcare Fund II, L.P. SightLine Healthcare Management II, L.P., a Delaware limited partnership (“SL Management”), is the sole General Partner of SightLine Healthcare Fund II, L.P. SightLine Partners LLC, a Delaware limited liability company (“SLP”), is the sole General Partner of SL Management. SLP has voting and/or investment power over the shares held by SightLine Healthcare Fund II, L.P. The managers of SLP are Buzz Benson, Kenneth E. Higgins and Maureen Harder.

(14)	Includes 1,017,406 shares subject to stock options exercisable within 60 days of March 31, 2006.

DESCRIPTION OF CAPITAL STOCK
General
      Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock, and the amendment of our articles of incorporation, will consist of                       shares of common stock, no par value, and                       shares of preferred stock, no par value. The following summary of the terms of each class and series of outstanding capital stock is subject to the detailed provisions of our Ninth Amended and Restated Articles of Incorporation, Bylaws and Tenth Amended and Restated Investor Rights Agreement and does not purport to be complete and is qualified in its entirety by reference thereto.
Common Stock
      We have one class of common stock. The holders of common stock are entitled to receive dividends, if, when and as declared by our board of directors subject to the rights of the holders of preferred stock and provided that we have funds legally available for the payment of dividends and are not otherwise contractually restricted from the payment of dividends.
      The holders of common stock are entitled to vote on all matters submitted to the shareholders for a vote together with the holders of preferred stock voting together as a single class with each other share of common stock entitled to one vote per share, except as otherwise required by law. The holders of common stock have no rights to convert their common stock into any other securities. All outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of our preferred stock will be, fully paid and nonassessable.
Preferred Stock
      Upon the closing of this offering, all outstanding shares of preferred stock will be converted into common stock. See Note 9 of the Notes to our Financial Statements for a description of the currently outstanding preferred stock. Following the conversion, the our articles of incorporation will be amended and restated to delete all references to the prior series of preferred stock, and                       shares of undesignated preferred stock will be authorized. The board of directors has the authority, without further action by the shareholders, to issue from time to time one or more series of preferred stock and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing our change in control. We have no present plan to issue any shares of preferred stock.
Warrants
      As of March 31, 2006, the following warrants were outstanding:

•	a warrant that will expire May 31, 2013 to purchase an aggregate of 116,667 shares of our Series F preferred stock at an exercise price of $3.00 per share, which are convertible into an aggregate of 116,667 shares of our common stock;

•	warrants that will expire December 23, 2008 to purchase an aggregate of 414,554 shares of our common stock at an exercise price of $0.30 per share; and

•	warrants that will expire April 13, 2009 to purchase an aggregate of shares of our common stock , which represents 20% of the principal of the notes divided by the assumed initial public offering price of $ per share.

      Upon completion of this offering, the warrants to purchase Series F preferred stock will automatically become warrants to purchase an equal number of shares of common stock and the purchase exercise price will be unchanged.
Registration Rights
      Certain holders of outstanding common stock, holders of common stock issuable upon the exercise of certain warrants and conversion promissory notes, and the holders of common stock issuable upon conversion of our preferred stock are entitled to certain rights with respect to the registration of their shares under the Securities Act. The holders of common stock or common stock issuable upon conversion of such securities, or registrable securities, hold approximately                       shares of common stock and are entitled to the registration rights described below. No holders of registerable securities are registering their shares in this offering.

•	Demand registration rights. At any time beginning six months following our initial public offering, or IPO, the holders of at least 40% of the shares of registrable securities are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock so long as aggregate proceeds to us will be greater than $8,000,000. We are required to use our best efforts to effect any such registration, but are not required to effect more than two of these demand registrations.

•	Piggyback registration rights. If we propose to register any of our securities under the Securities Act for our own account or the account of others, the holders of registrable securities are entitled to notice of such registration. We are required to include the shares of such holders of registrable securities in the registration, except in the case where the managing underwriter requires a limitation of the number of shares due to marketing factors. The managing underwriter may not limit the number of shares of registrable securities below 50% of the aggregate number of shares to be registered in any subsequent offering to the public we initiate after the IPO.

•	S-3 registration rights. The holders of preferred stock are entitled to demand registration rights whereby they may require us to file registration statements under the Securities Act on Form S-3 at our expense with respect to their shares of common stock and we are required to use our best efforts to effect such registrations. We are not required to effect such a registration if the aggregate price to the public is less than $1,000,000 or we have completed one such registration in the twelve-month period prior to a request to effect such registration.
      All of these registration rights are subject to conditions and limitations, including our right to postpone certain registrations upon the good faith judgment of our board of directors that such registration would be detrimental to us. These registration rights will not apply if the holders of such rights can sell their securities under Rule 144, or any successor rule, without any restriction on volume. These registration rights will terminate on the fifth anniversary of the closing of our IPO.

Anti-Takeover Effects of Provisions of the Amended and Restated Articles of Incorporation and Bylaws
      Our Ninth Amended and Restated Articles of Incorporation, to be effective upon completion of this offering, will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our amended and restated articles of incorporation will also eliminate cumulative voting. Because our shareholders do not have cumulative voting rights, our shareholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated articles of incorporation and bylaws, to be effective upon completion of this offering, will provide that only our board of directors, chairman of the board, chief executive officer or president, in the absence of a chief executive officer, may call a special meeting of shareholders. Our amended and restated articles of incorporation, to be effective upon completion of this offering, will require a 66 2/3 % shareholder vote for the amendment, repeal or modification of certain provision of our amended and restated articles of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, and the designated parties entitled to call a special meeting of the shareholders.
      The combination of a classified board, the lack of cumulative voting and the 66 2/3 % shareholder voting requirements will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors.
Nasdaq National Market Listing
      We have filed for quotation of our common stock on the Nasdaq National Market under the symbol “ICEY.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is the U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price.
      Upon completion of this offering, we will have                       shares of common stock outstanding. The                       shares of common stock being sold hereby will be freely tradable, other than by our “affiliate” as such term is defined in the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions. These shares are restricted shares and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.
      Our directors, executive officers and certain shareholders, who collectively hold an aggregate of                       shares of common stock, have agreed pursuant to certain agreements that they will not sell any common stock owned by them without the prior written consent of the representatives of the underwriters for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, or the lockup period. Following the expiration of the lockup period, approximately                       shares of common stock, including shares issuable upon the exercise of certain options and warrants, will be available for sale in the public market subject to compliance with Rule 144 or Rule 701, including approximately                       shares eligible for the sale under Rule 144(k). See “Underwriting.”
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, our affiliate, or a holder of Restricted Shares who owns beneficially shares that were not acquired from us or an affiliate of ours within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately                       shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option) or the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. However, a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who owns beneficially restricted shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above; provided that at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.
      Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

      We intend to file a registration statement under the Securities Act covering approximately                       shares of common stock reserved for issuance under our stock option plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the contractual restrictions described above.
      In addition, after this offering, the holders of approximately                       shares of common stock, including                       shares of our common stock issuable upon the exercise of outstanding warrants will be entitled to certain rights to cause us to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of such registration. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING
       RBC Capital Markets Corporation, Harris Nesbitt Corp. and Leerink Swann & Company are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriter	Shares

RBC Capital Markets Corporation
Harris Nesbitt Corp.
Leerink Swann & Company
Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.
Commissions and Expenses
      The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
      The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per share
Total

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $                     .
Over-Allotment Option
      We have granted to the underwriters an option to purchase up to an aggregate of         shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements
      We have agreed that, without the prior written consent of RBC Capital Markets Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. Our executive officers and directors and our shareholders who together own substantially all of our outstanding stock, have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.
      For the purpose of underwriters to comply with NASD Rule 2711(f)(4), if (i) we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 180-day lock-up period, or (ii) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then in each case, the restrictions applicable during the 180-day lock-up period, unless otherwise waived in writing by RBC Capital Markets Corporation in its sole discretion, will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Offering Price Determination
      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.
      We have applied for quotation on the Nasdaq National Market under the symbol “ICEY.”
Indemnification
      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.
      Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.
      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
      Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
      Penalty bids permit the underwriters’ representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Directed Share Program
      At our request, the underwriters have reserved up to         shares, or five percent of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees and to our business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.
Electronic Distribution
      A prospectus in electronic format may be made available online or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
LEGAL MATTERS
       The validity of the shares of common stock offered by this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Costa Mesa, California. A trust in which an attorney of Sheppard, Mullin, Richter & Hampton LLP is a trustee beneficially owns an aggregate of 947 shares of Alsius common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman LLP, San Francisco, California.
EXPERTS
       The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (which contains an explanatory paragraph related to our ability to continue as a going concern as described in Note 2 to the financial statements), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC in Washington, D.C. a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www. sec.gov.
      Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC’s regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC’s website.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2004 and 2005 and March 31, 2006 (unaudited)	F-3
Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-4
Statements of Shareholders’ Deficit for the Years Ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006 (unaudited)	F-5
Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-6
Notes to Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2003, 2004 and 2005	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Alsius Corporation
      In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Alsius Corporation at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations which raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Orange County, California
April 24, 2006

ALSIUS CORPORATION
BALANCE SHEETS
(In Thousands, Except Share Data)

	As of December 31,		As of
			March 31,
	2004	2005	2006

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,335	$5,309	$2,457
Accounts receivable, net of allowances of $5, $27 and $24 (unaudited)	396	985	726
Inventories	1,923	1,812	1,563
Prepaid expenses	113	129	222

Total current assets	12,767	8,235	4,968
Property and equipment, net	333	255	237
Evaluation equipment, net	746	666	754
Other assets	291	336	660

Total assets	$14,137	$9,492	$6,619

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$654	$640	$1,402
Accrued liabilities	324	759	843
Current portion of promissory note	—	1,534	1,575
Current portion of capital lease obligation	5	8	—

Total current liabilities	983	2,941	3,820
Promissory note	—	2,970	2,583
Warrant liability	—	296	371
Capital lease obligation	8	—	—

Total liabilities	991	6,207	6,774

Commitments and contingencies (Note 12)
Redeemable convertible preferred stock, no par value, 11,350,447 shares authorized; 11,324,468 shares issued and outstanding
Series A, 718 shares authorized, issued and outstanding (liquidation preference of $81)	64	64	64
Series B, 148 shares authorized, issued and outstanding (liquidation preference of $74)	74	74	74
Series C-D, 1,582,546 shares authorized; 1,582,026 issued and outstanding (liquidation preference of $15,820)	902	902	902
Series E, 1,422,435 shares authorized, issued and outstanding (liquidation preference of $21,337)	21,056	21,056	21,056
Series F, 8,344,600 shares authorized; 8,319,141 issued and outstanding (liquidation preference of $74,872)	24,547	24,547	24,547

	46,643	46,643	46,643

Shareholders’ deficit:
Common stock, no par value, 16,000,000 shares authorized; 54,528, 56,984 and 56,984 (unaudited) shares issued and outstanding	14,795	16,147	16,274
Deferred stock-based compensation	—	(1,091)	(1,016)
Accumulated deficit	(48,292)	(58,414)	(62,056)

Total shareholders’ deficit	(33,497)	(43,358)	(46,798)

Total liabilities, redeemable convertible preferred stock and shareholders’ deficit	$14,137	$9,492	$6,619

The accompanying notes are an integral part of these financial statements.

ALSIUS CORPORATION
STATEMENTS OF OPERATIONS
(In Thousands, Except Share Data)

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Revenue	$977	$1,641	$3,223	$625	$1,022

Operating expenses:
Cost of revenue (includes $4 of stock-based compensation expense for 2005 and $1 (unaudited) and $6 (unaudited) for the three months ended March 31, 2005 and 2006)	2,000	2,011	3,620	1,043	1,538
Research and development (includes $30 of stock-based compensation expense for 2005 and $3 (unaudited) and $12 (unaudited) for the three months ended March 31, 2005 and 2006)	4,842	3,331	3,466	939	758
Sales and marketing (includes $110 of stock-based compensation expense for 2005 and $13 (unaudited) and $65 (unaudited) for the three months ended March 31, 2005 and 2006)	1,451	3,309	4,464	1,171	1,242
General and administrative (includes $116 of stock-based compensation expense for 2005 and $9 (unaudited) and $119 (unaudited) for the three months ended March 31, 2005 and 2006)	1,500	1,348	1,491	323	933

Total operating expenses	9,793	9,999	13,041	3,476	4,471

Loss from operations	(8,816)	(8,358)	(9,818)	(2,851)	(3,449)
Other income (expense):
Interest income	14	98	189	41	27
Interest expense	(361)	(5)	(373)	—	(147)
Other	16	45	(120)	(5)	(73)

Net loss	(9,147)	(8,220)	(10,122)	(2,815)	(3,642)
(Deemed preferred stock dividends) gain on extinguishment of preferred stock	(34,881)	14,184	—	—	—
Amount allocated to participating preferred shareholders	—	(5,928)	—	—	—

Net income (loss) available to common shareholders	$(44,028)	$36	$(10,122)	$(2,815)	$(3,642)

Net income (loss) per share:
Basic	$(7,601.52)	$1.13	$(181.77)	$(51.55)	$(63.91)

Diluted	$(7,601.52)	$1.13	$(181.77)	$(51.55)	$(63.91)

Shares used in computing net income (loss) per share:
Basic	5,792	31,832	55,687	54,607	56,984

Diluted	5,792	31,832	55,687	54,607	56,984

The accompanying notes are an integral part of these financial statements.

ALSIUS CORPORATION
STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Common Stock		Deferred
			Stock-Based	Accumulated
	Shares	Amount	Compensation	Deficit	Total

	(In Thousands, Except Share Data)
Balances as of December 31, 2002	5,318	$371	$—	$(45,649)	$(45,278)
Conversion of Series A preferred stock to common stock	2,412	271			271
Conversion of Series B preferred stock to common stock	2,161	1,080			1,080
Conversion of Series C-1 preferred stock to common stock	1,243	622			622
Conversion of Series C-2 preferred stock to common stock	4,239	2,755			2,755
Conversion of Series D preferred stock to common stock	680	527			527
Conversion of Series E preferred stock to common stock	8,561	8,860			8,860
Fractional shares	(72)	—			—
Issuance of common stock upon exercise of stock options	7	1			1
Warrants issued in conjunction with Promissory notes		247			247
Net loss				(9,147)	(9,147)

Balances as of December 31, 2003	24,549	14,734	—	(54,796)	(40,062)
Conversion of Series A preferred stock to common stock	163	18			18
Conversion of Series B preferred stock to common stock	12	6			6
Conversion of Series E preferred stock to common stock	27	28			28
Fractional shares	(9)	—			—
Gain on extinguishment of Series C-1, C-2 and D preferred stock				14,724	14,724
Issuance of common stock upon exercise of stock options	29,786	9			9
Net loss				(8,220)	(8,220)

Balances as of December 31, 2004	54,528	14,795	—	(48,292)	(33,497)
Issuance of common stock upon exercise of stock options	2,456	1		—	1
Deferred stock-based compensation		1,183	(1,183)		—
Compensation for non-employee stock options		168	—		168
Amortization of stock-based compensation			92		92
Net loss				(10,122)	(10,122)

Balances as of December 31, 2005	56,984	16,147	(1,091)	(58,414)	(43,358)

Compensation for non-employee stock options (unaudited)		37			37
Stock-based compensation (unaudited)		90			90
Amortization of stock-based compensation (unaudited)			75		75
Net Loss (unaudited)				(3,642)	(3,642)

Balances as of March 31, 2006 (unaudited)	56,984	16,274	$(1,016)	$(62,056)	$(46,798)

The accompanying notes are an integral part of these financial statements.

ALSIUS CORPORATION
STATEMENTS OF CASH FLOWS
(In Thousands, Except Share Data)

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cash flows from operating activities:
Net loss	$(9,147)	$(8,220)	$(10,122)	$(2,815)	$(3,642)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization	238	371	413	91	92
Loss on disposal of assets	—	1	39	—	—
Increase in fair value of warrant liability	—	—	108	—	75
Interest expense related to issuance of warrants	247		—	—	—
Amortization of discount on promissory note	—	—	50	—	23
Stock-based compensation	—	—	260	26	202
Bad debt expense	—	7	22	1	—
Change in operating assets and liabilities
Accounts receivable	53	(384)	(611)	(345)	259
Inventories	(214)	(843)	111	250	249
Prepaid expenses	137	52	(16)	(49)	(93)
Other assets	(91)	(44)	(26)	32	(324)
Accounts payable	(186)	257	(14)	65	762
Accrued liabilities	473	(367)	435	128	84

Net cash used in operating activities	(8,490)	(9,170)	(9,351)	(2,616)	(2,313)

Cash flows from investing activities:
Cash paid for property and equipment	(192)	(107)	(120)	(30)	(18)
Cash paid for evaluation equipment	(273)	(609)	(134)	(56)	(144)
Change in restricted cash	1,669	—	—	—	—

Net cash provided by (used in) investing activities	1,204	(716)	(254)	(86)	(162)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net	12,560	8,709	—	—	—
Cash paid for issuance costs of preferred stock	(183)	(226)	—	—	—
Fractional preferred shares redeemed	(27)	(3)	—	—	—
Proceeds from exercise of common stock options	1	9	1	—	—
Proceeds from issuance of promissory notes	3,688	—	—	—	—
Proceeds from promissory notes, net	—	—	4,941	—	—
Principal payments under promissory note	—	—	(358)	—	(369)
Principal payments under capital lease obligations	(54)	(38)	(5)	(6)	(8)

Net cash provided by (used in) financing activities	15,985	8,451	4,579	(6)	(377)

Net increase (decrease) in cash and cash equivalents	8,699	(1,435)	(5,026)	(2,708)	(2,852)
Cash and cash equivalents:
Beginning of period	3,071	11,770	10,335	10,335	5,309

End of period	$11,770	$10,335	$5,309	$7,627	$2,457

Cash paid during the period for:
Income taxes	$1	$1	$1	$1	$1
Interest	14	5	264	—	147
Supplemental Disclosure of Cash Flow Information
      In April 2003, the Company issued warrants in connection with the April Bridge Notes (Notes 8 and 10) and recognized interest expense of $247 based on the relative fair value of the related warrants.
      In December 2003, noteholders converted $3,588 of principal and $100 of accrued interest on promissory notes into 1,229,425 shares of Series F preferred stock (Note 8).
The accompanying notes are an integral part of these financial statements.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

1.	The Company and Basis of Presentation
      Alsius Corporation (the “Company”) was incorporated in December 1991. In June 2001, the Company established a branch office, Alsius Service Center, in Wateringen, The Netherlands, to provide field support for the Company’s products in Europe. The Company develops, manufactures, markets and sells, proprietary catheter-based products for rapid cooling and temperature control of patients with severe neuronal injury, including those who have suffered stroke, traumatic brain injury and cardiac arrest. In August 2003, the Company received United States Food and Drug Administration (“FDA”) clearance to market its CoolGard® 3000 Thermal Regulation System (the “CoolGard system”) and Cool Line® catheter for use in fever control. In addition, in October 2003, the Company received FDA clearance to market its Icytm and Fortiustm catheters in combination with the CoolGard® 3000 Thermal Regulation System for use in normothermia in cardiac surgery and hypothermia in neuro surgery. The Company began to market and sell its products in the United States during the year ended December 31, 2004.
      The accompanying balance sheet as of March 31, 2006, the statements of operations and cash flows for the three months ended March 31, 2005 and March 31, 2006, and the statement of shareholders’ deficit for the three months ended March 31, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the Company’s financial position as of March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2005 and March 31, 2006. The unaudited interim financial information does not include all the footnotes, presentations and disclosure for complete financial statements. The financial data and other information disclosed in these notes to the financial statements related to the three months ended March 31, 2005 and March 31, 2006 are unaudited. The results for the three months ended March 31, 2006 are not necessarily indicative of future results.

2.	Liquidity and Capital Resources
      The Company has incurred significant net losses since inception, and has relied on its ability to obtain financing, which to date has been principally from the sale of redeemable convertible preferred stock (Note 9). Management expects operating losses and negative cash flows to continue for the foreseeable future as the Company incurs additional costs and expenses related to continued development of the Company’s products, and obtaining FDA approval for new indications. These factors raise substantial doubt about the Company’s ability to continue as a going concern.
      The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include adjustments relating to the recoverability of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
      The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to raise additional financing through public or private equity financing, to establish profitable operations, or to secure other sources of financing to fund operations. Management intends to increase sales, or raise working capital through debt or additional equity financing in 2006 (Note 17). However, there can be no assurance the Company will be able to increase sales or that such financing can be successfully completed on terms acceptable to the Company.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

3.	Summary of Significant Accounting Policies

Management Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These affect the reported amounts of assets and liabilities and disclosure of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has identified revenue, the allowance for doubtful accounts, inventory valuation, warranty reserve and the fair value of its preferred and common stock as areas where significant estimates and assumptions have been made in preparing the financial statements. The Company also evaluates the need for the deferred income tax valuation allowance.

Fair Value of Financial Instruments
      Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. These instruments approximate fair value because of their short maturity. The carrying value of the promissory note is considered to approximate fair value due to its short maturity and interest rate that approximates current rates.

Foreign Currency Remeasurement
      The functional currency of the Company’s branch located in The Netherlands is the U.S. dollar. Its local currency statements are translated into U.S. dollars using the current exchange rate for monetary assets and liabilities and the historical exchange rate for nonmonetary assets and liabilities. Revenues and expenses are translated using the average exchange rate for the period, except items related to nonmonetary assets and liabilities, which are translated using historical exchange rates. All remeasurement gains and losses are included in determining net loss.

Cash Equivalents
      The Company considers all highly liquid investments that mature within 90 days from the date of purchase to be cash equivalents. Cash equivalents consistent of treasury bills and money market funds. The Company has classified its treasury bills as held to maturity and has recorded them at amortized cost, which approximates fair value. Cost is determined using the specific identification method. As of December 31, 2004 and 2005 the Company has $8,546 and $3,588 invested in treasury bills. As of March 31, 2006, the Company has $1,604 (unaudited) in money market funds and none in treasury bills.

Concentration of Risk
      The Company maintains its cash accounts in commercial banks. At December 31, 2004 and 2005 and March 31, 2006, cash on deposit was in excess of the federally insured limit of $100.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      Customers that account for greater than 10 percent of revenue or accounts receivable are provided below.

							Three Months
	Year Ended December 31,						Ended March 31,

	2003		2004		2005		2005		2006

							(unaudited)
		Percent of		Percent of		Percent of		Percent		Percent of
		Total		Total		Total		of Total		Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

Customer A	$—	—	$257	16%	$644	20%	$146	23%	$319	31%
Customer B	—	—	215	13	209	6	17	3	38	4
Customer C	977	100%	119	7	—	—	—	—	—	—
Customer D	—	—	54	3	227	7	58	9	33	3
Customer E	—	—	70	4	52	2	33	5	5	0
Customer F	—	—	61	4	115	4	11	2	17	2
Customer G	—	—	22	1	138	4	76	12	31	3

	As of December 31,
					As of March 31, 2006

	2004		2005
					(unaudited)
		Percent of		Percent of		Percent of
	Receivable	Total	Receivable	Total	Receivable	Total
	Balance	Receivables	Balance	Receivables	Balance	Receivables

Customer A	$18	5%	$183	19%	$86	12%
Customer B	68	17	85	9	3	0
Customer C	—	—	—	—	—	—
Customer D	45	11	77	8	34	5
Customer E	45	11	3	0	—	—
Customer F	38	10	47	5	98	14
Customer G	15	4	2	0	21	3
      Many of the components and materials used in the Company’s products are manufactured by a limited number of suppliers. Any supply interruption or an increase in demand beyond the suppliers’ capabilities could have an adverse impact on the Company’s business. There is one supplier for a component used in the Company’s CoolGard system. Management believes it can identify alternative sources, if necessary, but it is possible such sources may not be identified in sufficient time to avoid an adverse impact on its business.

Accounts Receivable
      Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company specifically analyzes accounts receivable and historical bad debts, customer credit, current economic trends and changes in customer payment trends when evaluating the adequacy of the allowance for doubtful accounts. Account balances are charged-off against the allowance when it is probable the receivable will not be recovered.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      The changes in the allowance for doubtful accounts is provided below.

	Balance at		Write-offs	Balance at
	Beginning		Net of	End of
	of Year	Additions	Recoveries	Period

December 31, 2003	$—	$—	$—	$—
December 31, 2004	—	7	(2)	5
December 31, 2005	5	22	—	27
March 31, 2006 (unaudited)	27	—	(3)	24

Inventories
      Inventories are comprised of raw materials, work-in-process and finished goods, and are stated at the lower of cost or market. Cost is determined by the weighted average method. The Company records a provision for excess and obsolete inventory based on historical usage and future product demand.

Long-lived Assets
      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable, the Company’s carrying value of the asset would be reduced to its estimated fair value, which is measured by future discounted cash flows.

Property and Equipment
      Property and equipment, including assets under capital leases, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Machinery and equipment	3 to 5 years
Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the useful life of the improvements or the lease term
      Leasehold improvements were amortized over five years, which was the initial lease term. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in operations.

Evaluation Equipment
      Evaluation equipment consists of CoolGard systems placed at hospitals under the Company’s equipment loan agreements and are depreciated using the straight-line method over their estimated economic life of five years. As of December 31, 2004 and 2005 and March 31, 2006 the cost of evaluation equipment was $885 and $1,010 and $1,047 (unaudited) and accumulated depreciation was $139 and $344 and $293 (unaudited),

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
respectively. For the years ended December 31, 2003, 2004 and 2005, $0, $139 and $205 was recorded as a component of cost of revenue for the amortization of the equipment.

Stock-Based Compensation
      Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments, which revises SFAS No. 123, Accounting for Stock-Based Compensation issued in 1995. Prior to the adoption of SFAS 123(R) the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions and related interpretations of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company adopted SFAS 123(R) applying the “prospective transition method” under which it continues to account for nonvested equity awards outstanding at the date of adoption of SFAS 123(R) in the same manner as they had been accounted for prior to adoption, that is, it would continue to apply APB No. 25 in future periods to equity awards outstanding at the date it adopted SFAS 123(R).
      Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and pre-vesting option forfeitures. The estimate of expected term of options granted was determined by analyzing historical data on our employees’ stock option exercises. Since the Company is a private entity with no historical data on volatility of its stock, the expected volatility used is based on volatility of similar entities (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size, and financial leverage. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of its stock-based awards that are granted, exercised and cancelled. If its actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what it has recorded in the current period. See Note 14 for additional information.
      The risk-free rate for periods within the contractual life of the option is based on United States treasury yield for a term consistent with the expected life of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Prior to the adoption of SFAS 123(R), the Company did not record any tax benefits resulting from the exercise of options due to uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future periods. The Company has elected to use the graded vesting attribution approach to record compensation expense. Shares of common stock issued upon exercise of stock options will be from previously unissued shares. The Company recorded $90 (unaudited) in stock-based compensation cost during the quarter ended March 31, 2006.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      The weighted-average fair value per share of the options granted was $3.98 (unaudited) for the three months ended March 31, 2006. The fair value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Three Months Ended
March 31, 2006

(unaudited)
Dividend Yield	0.00%
Volatility	61%
Weighted-average risk-free interest rate	4.82%
Expected life	5.61 to 5.88 years
      The total intrinsic value of options exercised during the three months ended March 31, 2005 was zero (unaudited). There were no options exercised during the three months ended March 31, 2006.
      As of March 31, 2006, there was $489 (unaudited) of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under share-based compensation plans using the fair value method. The cost is expected to be recognized over a weighted-average period of 3.8 years (unaudited) using the graded vested attribution method.
      The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under EITF 96-18, stock option awards issued to nonemployees are accounted for at fair value using the Black-Scholes option-pricing model. Management believes the fair value of the stock options is more reliably measurable than the fair value of services received. The fair value of each nonemployee stock award is remeasured each period until a commitment date is reached, which is the vesting date, using the attribution method in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Amend Plans. For non-employee awards, deferred stock-based compensation is not reflected in shareholders’ deficit until a commitment date is reached.
      SFAS 123 was replaced by SFAS 123(R); accordingly, the Company no longer follows SFAS 123 when accounting for nonemployee stock option, but continues to apply the principles of EITF 96-18. In accordance with SFAS 107, when specific guidance does not exist in EITF 96-18 for nonemployee stock options, the Company follows the principles of SFAS 123(R). There was no impact to the financial statements for nonemployee stock options as a result of the adoption of SFAS 123(R).

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      If the Company had recognized compensation cost for employee stock options based on the estimated fair value on the grant date under the fair value method prescribed by SFAS No. 123, the net loss and pro forma net (loss) income per common share would have been as follows:

	Year Ended December 31,

	2003	2004	2005

Net loss
As reported	$(9,147)	$(8,220)	$(10,122)
Stock-based employee compensation expense, intrinsic value method	—	—	92
Stock-based employee compensation expense, fair value method	(351)	(83)	(295)

Pro forma	(9,498)	(8,303)	(10,325)
(Deemed preferred stock dividends) gain on extinguishment of preferred stock	(34,881)	14,184	—
Amount allocated to participating preferred shareholders	—	(5,928)	—

Pro forma net loss available to common shareholders	$(44,379)	$(47)	$(10,325)

Net income (loss) per common share
Basic, as reported	$(7,601.52)	$1.13	$(181.77)
Basic, pro forma	(7,662.12)	(1.48)	(185.41)
Diluted, as reported	(7,601.52)	1.13	(181.77)
Diluted, pro forma	(7,662.12)	(1.48)	(185.41)

Revenue Recognition
      The Company sells its products domestically to customers through its direct sales force, and internationally through distributors. Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 104 Revenue Recognition, which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the customer or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. Price protection, stock rotation rights and sales incentive programs are not offered to customers.
      The Company evaluates whether the separate deliverables in its arrangements can be unbundled. Sales of the CoolGard system domestically to hospitals include separate deliverables consisting of the product, disposables used with the CoolGard system, installation and training. For these sales, the Company applies the residual value method in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables, which requires the allocation of the total arrangement consideration less the fair value of the undelivered elements, which consist of installation and training, to the delivered elements. As of December 31, 2004 and 2005, there were minimal amounts attributed to the undelivered elements. Installation and training are not included in arrangements with sales to distributors.
      Explicit return rights are not offered to customers; however, the Company may accept returns in limited circumstances. The amount of returns through December 31, 2005 and during the three months

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
ended March 31, 2006 have been minimal. A sales return allowance has not been established since management believes returns will be insignificant.
      The Company enters into equipment loan agreements with certain customers whereby the CoolGard system is placed at the customer’s site for their evaluation and use. During this time, the customer purchases disposables. The Company accounts for these arrangements in accordance with SFAS No. 13, Accounting for Leases, and has classified these arrangements as operating leases. The consideration for the rental portion of the arrangement is considered to be contingent and is recorded when earned, which is when the disposables are recognized as revenue. The amount of revenue attributable to the lease element of these arrangements was less than 10% of the Company’s total revenue for all periods presented. The CoolGard system is classified as evaluation equipment and is depreciated over its estimated economic life of five years with depreciation included as a component of cost of revenue.
      During 2005, the Company began to offer extended warranty contracts, which are separately sold to non-distributor customers. Revenue is recorded on a straight-line basis over the period of the contract, which is one year. The amount of deferred revenue as of December 31, 2005 and March 31, 2006 was minimal.

Product Warranty
      The Company provides a 12 month warranty from the date of purchase for domestic customers and a 15 month warranty from the date of purchase for distributors on its CoolGard system, which covers parts, labor and shipping costs. The Company will also accept returns for disposables with defects one year from the date of purchase for domestic customers and the shorter of two years or the expiration date of the disposables for distributors. Warranty costs are estimated at the time of sale based on historical experience. Estimated warranty expenses are recorded as an accrued liability, with a corresponding provision to cost of revenue.
      Changes in the Company’s product warranty liability were as follows:

				As of
	As of December 31,
				March 31,	March 31,
	2003	2004	2005	2005	2006

				(unaudited)
Beginning balance	$20	$163	$23	$23	$202
Provision for estimated warranty cost	340	35	240	50	39
Warranty expenditures	(197)	(175)	(61)	(13)	(27)

Ending balance	$163	$23	$202	$60	$214

      Beginning in 2005, the Company offered extended warranty contracts to its customers. The change in the warranty accrual above includes the activity for these warranty contracts.

Shipping and Handling
      Charges to customers for shipping and handling are included as a component of revenue. Shipping and handling costs are expensed as incurred and recorded as a component of cost of revenue.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

Research and Development
      Research and development expenses consist of engineering personnel salaries and benefits, prototype supplies, and consulting fees related to product development. Research and development costs are expensed as incurred.

Advertising
      Advertising costs are expensed as incurred. Included in sales and marketing is $42, $195, $212, $52 (unaudited) and $44 (unaudited) of advertising expense for the years ended December 31, 2003, 2004 and 2005 and three months ended March 31, 2005 and 2006, respectively.

Income Taxes
      Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities using enacted rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Loss
      Comprehensive loss encompasses the change in equity from transactions and other events and circumstances from non-owner sources and the Company’s net loss. There was no difference between comprehensive loss and net loss for all periods presented.

Net Income (Loss) Per Common Share
      Basic net income (loss) per common share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period. The terms of the Company’s convertible preferred stock include the right to participate in dividends declared to common shareholders. The Company’s convertible preferred stock does not have a contractual obligation to share in the losses in any given period. As a result, these participating securities will not be allocated any losses in the periods of net losses, but will be allocated income in the periods of net income using the two-class method.
      The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. Under the two-class method, net income is reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amounts of dividends that must be paid for the current period. The remaining earnings are then allocated to commons stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security are determined by adding together the amounts allocated for dividends and the amounts allocated for a participating feature. The total earnings allocated to each security are then divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share.
      Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and potential common shares outstanding during the period if the effect is dilutive. Potential common shares are composed of incremental shares of common stock

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
issuable upon the exercise of stock options and warrants and upon the conversion of preferred stock. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method. Income, after deduction for cumulative dividends on preferred stock, has been allocated to the common and preferred stock based on their respective rights to share in dividends.
      The following table sets forth the components in the calculation of net income (loss) available to common shareholders (Note 9):

				Three Months
				Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Net loss	$(9,147)	$(8,220)	$(10,122)	$(2,815)	$(3,642)

Series D and Series E beneficial conversion feature	(34,881)	—	—	—	—
Series F preferred stock deemed dividend	—	(325)	—	—	—
Series E preferred stock deemed dividend	—	(71)	—	—	—
Gain on extinguishment of Series C-1, Series C-2, and Series D preferred stock	—	14,724	—	—	—
Redemption of Series D preferred stock beneficial conversion feature	—	4,920	—	—	—
Preferred stock dividends	—	(5,064)

(Deemed preferred stock dividends) gain on extinguishment of preferred stock	(34,881)	14,184	—	—	—

Amount allocated to participating preferred shareholders	—	(5,928)	—	—	—

Net income (loss) available to common shareholders	$(44,028)	$36	$(10,122)	$(2,815)	$(3,642)

      The following outstanding options, convertible preferred stock and warrants were excluded from the computation of diluted net (loss) income per common share for the periods presented because including them would have had an antidilutive effect:

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Convertible preferred stock	5,461,912	9,130,808	11,324,468	11,324,468	11,324,468
Options to purchase common stock	8,478	—	1,742,437	1,635,594	1,900,919
Warrants to purchase Series F preferred stock	—	—	116,667	—	116,667
Warrants to purchase common stock	414,554	—	414,554	414,554	414,554

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      For the year ended December 31, 2004, stock options and warrants had no impact on diluted earnings per share because the exercise price was equal to the average estimated fair value of common stock during the year.

New Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151 Inventory Costs, an Amendment of ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires those items be recognized as current-period charges. The provisions of this statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this Statement did not have a material effect on its financial position, results of operations or cash flows.
      In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Accounting Changes in Interim Financial Statements (“SFAS No. 154”). SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The adoption of this Statement did not have a material effect on its financial position, results of operations or cash flows.
      In September 2005, the EITF reached a consensus on Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature. The Task Force concluded that the issuance of convertible debt with a beneficial conversion feature results in a basis difference for the purposes of applying SFAS No. 109, Accounting for Income Taxes, the basis difference is a temporary difference, and the recognition of deferred taxes for the temporary difference of the convertible debt with a beneficial conversion feature should be recorded as an adjustment to additional paid-in capital. The consensus reached should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This issue should be applied by retrospective application pursuant to SFAS No. 154 to all instruments with a beneficial conversion feature accounted for under EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. Adoption of this consensus did not have a material effect on its financial position, results of operations and cash flows.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

4.	Inventories
      Inventories consist of the following:

	As of
	December 31,		As of
			March 31,
	2004	2005	2006

			(unaudited)
Raw materials	$1,089	$915	$668
Work-in-process	380	190	373
Finished goods	454	707	522

	$1,923	$1,812	$1,563

5.	Property and Equipment, net
      Property and equipment consists of the following:

	As of December 31,		As of
			March 31,
	2004	2005	2006

			(unaudited)
Machinery and equipment	$760	$730	$671
Computer equipment	220	263	229
Furniture and fixtures	172	148	148
Leasehold improvements	129	134	134

	1,281	1,275	1,182
Accumulated depreciation and amortization	(948)	(1,020)	(945)

	$333	$255	$237

      Depreciation and amortization expense was $224, $332, $347, $49 (unaudited) and $37 (unaudited) for the years ended December 31, 2003, 2004, 2005 and the three months ended March 31, 2005 and 2006, respectively. The amounts of property and equipment under capital leases as of December 31, 2004, 2005 and March 31, 2006 were $303, $19, and $19 (unaudited) with accumulated amortization of $288, $8 and $11 (unaudited) respectively.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

6.	Accrued Liabilities
      Accrued liabilities consist of the following:

	As of December 31,		As of
			March 31,
	2004	2005	2006

			(unaudited)
Bonus	$80	$171	$145
Vacation	130	173	217
Warranty	23	202	214
Other	91	213	267

	$324	$759	$843

7.	Other Income (Expense)
      Other income (expense) consists of the following:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Foreign currency remeasurement	$16	$45	$(12)	$(5)	$1
Increase in fair value of warrant liability	—	—	(108)	—	(75)

	$16	$45	$(120)	$(5)	$(74)

8.	Promissory Notes
      In April 2003, the Company issued promissory notes convertible into Series F preferred stock (“April Bridge Notes”) and 414,554 warrants exercisable into common stock (Note 10) for gross proceeds of $3,088, bearing interest at a rate of 5.0% per annum (15.3% effective rate of interest after consideration of the related warrants). In November 2003, the Company issued an additional $500 of convertible promissory notes, bearing interest at a rate of 5.0% per annum (the “November Bridge Notes”) that were convertible into Series F preferred stock.
      The principal amount and accrued interest of the April and November Bridge Notes totaling $3,688 were converted automatically with the issuance of the Company’s Series F preferred stock in December 2003. The number of shares issued upon conversion was determined by dividing the total of the principal amount and accrued interest by $3.00, the price per share of the Series F preferred stock. Upon conversion, 1,229,425 Series F preferred shares were issued.
      In May 2005, the Company entered into a $5,000 secured promissory note with a financing company that requires interest only payments of $44 for the first three months and interest and principal payments of $163 for each month thereafter through September 2008. In conjunction with the secured promissory note, the Company issued a warrant exercisable into 116,667 shares of Series F preferred stock at an exercise price of $3.00 per share. The Series F preferred stock is redeemable; accordingly, the proceeds from the promissory note was first allocated to the $188 estimated fair value of the warrant

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
with the $4,812 remaining balance allocated to the promissory note (Note 9). The secured promissory note has an effective interest rate of 13.29% and is collateralized by substantially all of the Company’s assets.
      Principal payments during the years ending December 31 follow:

2006	$1,534
2007	1,705
2008	1,403

$4,642

      As of March 31, 2006, the Company was not in compliance with the covenant to deliver monthly financial statements within thirty days from month end and to deliver quarterly financial information within forty five days from quarter end. The Company obtained a waiver from the financing company to waive these covenants until July 2006.

9.	Redeemable Convertible Preferred Stock
      The activity for preferred stock during the years ended December 31, 2003 and 2004 is presented below. There were no changes in preferred stock during the year ended December 31, 2005 or three months ended March 31, 2006.

	As of	Converted	Issuance of	Redeem	As of	Converted to	Extinguishment	Issuance of			As of
	December 31,	to Common	Preferred	Fractional	December 31,	Common	of Preferred	Preferred			December 31,
	2002	Stock	Stock	Shares	2003	Stock	Stock	Stock	Rounding		2004

Series A
Shares	3,293	(2,412)	—	—	881	(163)	—	—			718
Amount	$353	$(271)	$—	$—	$82	$(18)	$—	$—			$64
Series B
Shares	2,322	(2,161)	—	—	161	(12)	—	—		(1)	148
Amount	$1,160	$(1,080)	$—	$—	$80	$(6)	$—	$—			$74
Series C-1
Shares	5,203	(1,243)	—	(2)	3,958	—	(3,958)	—			—
Amount	$2,562	$(622)	$—	$(1)	$1,939	$—	(1,939)	$—			$—
Series C-2
Shares	18,669	(4,239)	—	(14)	14,416	(1)	(14,415)	—			—
Amount	$12,059	$(2,755)	$—	$(3)	$9,301	0	(9,301)	$—			$—
Series D
Shares	6,452	(680)	—	(6)	5,766	—	(5,766)	—			—
Amount	$4,920	$(527)	$—	$(3)	$4,390	$—	(4,390)	$—			$—
Series C-D
Shares	—	—	—	—	—	—	—	1,582,025	1		1,582,026
Amount	$—	$—	$—	$—	$—	$—	$—	$902			$902
Series E
Shares	29,219	(8,561)	—	(21)	20,637	(26)	—	1,401,820	4		1,422,435
Amount	$29,964	$(8,860)	$—	$(20)	$21,084	$(28)	$—	$—			$21,056
Series F
Shares	—	—	5,416,092	—	5,416,092	—	—	2,903,049			8,319,141
Amount	$—	$—	$16,065	$—	$16,065	$—	$—	$8,482			$24,547
Total
Shares	65,158	(19,296)	5,416,092	(43)	5,461,911	(202)	(24,139)	5,886,894	4		11,324,468
Amount	$51,018	$(14,115)	$16,065	$(27)	$52,941	$(52)	$(15,630)	$9,384			$46,643

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      In December 2003, the Company sold 4,186,667 shares of Series F convertible preferred stock at $3.00 per share for total gross proceeds of $12,560. In addition, the April and November Bridge Notes of $3,588 in principal and $100 of accrued interest were converted into 1,229,425 shares of Series F preferred stock at a conversion rate of $3.00 per share.
      As a result of the issuance of the Series F preferred stock in December 2003, the conversion price used to determine the number of shares of common stock into which the Series D and Series E preferred stock are convertible was decreased, which triggered a contingent beneficial conversion feature. The reduction in the conversion price for these series of preferred stock resulted in a beneficial conversion feature aggregating $34,881. The Series D preferred stock, originally issued in May 2000, contained an anti-dilution provision that resulted in a reduction of the Series D conversion price in the event of a subsequent sale of equity at a price lower than the Series D issuance price. The Series F preferred stock was issued in December 2003 and its issuance triggered the anti-dilution right in the Series D preferred stock terms. In accordance with EITF 98-5, the Company recorded a $4,920 beneficial conversion feature (deemed dividend) in December 2003 when the Series F preferred stock was issued since the Series D stock was immediately convertible from its issuance date. The Series D and Series E preferred stock do not have a stated term and are immediately convertible; accordingly, the entire beneficial conversion feature was recorded in December 2003. The beneficial conversion feature is considered a deemed preferred stock dividend and has increased the net loss available to common shareholders in the computation of basic and diluted earnings per common share for the year ended December 31, 2003. The deemed dividend was recorded to common stock due to the Company’s accumulated deficit, resulting in no impact to the statements of shareholders’ deficit.
      In May 2004, the Company modified the liquidation rights of the Series F preferred shareholders to include an additional preference of $3.00 per share. The Company estimated the fair value of the Series F preferred stock issued in December 2003 immediately before the modification and immediately after the modification in May 2004 in accordance with SFAS No. 123. The $325 incremental value is considered a return to the Series F preferred shareholders, or a deemed preferred stock dividend, and has been recorded as a decrease to the net income available to common shareholders in the computation of basic and diluted earnings per common share for the year ended December 31, 2004. The deemed dividend was recorded to common stock due to the Company’s accumulated deficit, resulting in no impact to the statements of shareholders’ deficit.
      During the year ended December 31, 2004, the Company sold 2,903,059 shares of Series F preferred stock at $3.00 per share. In September 2004, upon the receipt of approval of the Company’s shareholders, the Company’s Board of Directors authorized and implemented a stock exchange (the “Stock Exchange”) of each share of the Company’s issued, outstanding and authorized shares of Series C-1 preferred stock into fifty shares of Series C-D preferred stock, Series C-2 into sixty five shares of Series C-D preferred stock, Series D preferred stock into seventy seven and one-half shares of Series C-D preferred stock and Series E preferred stock into sixty nine shares of Series E preferred stock. Fractional shares resulting from the Stock Exchange were required to be paid in cash.
      The redemption of the beneficial conversion feature was recorded because the Series D preferred stock was extinguished in September 2004. In accordance with EITF Topic D-42, as interpreted by EITF 00-27 Application of Issue 98-5 to Certain Convertible Instruments, the Company allocated an amount to the reacquisition of the conversion feature equal to the intrinsic value that previously was recognized.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
The extinguishment of the Series C-1, Series C-2 and Series D preferred stock was accounted for in accordance with EITF Topic D-42, The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock. The Company estimated the fair value of the Series C-D preferred stock in September 2004 and recorded a $14,724 reduction in its accumulated deficit for the excess of the carrying value of the Series C-1, Series C-2 and Series D preferred stock over the fair value of the Series C-D preferred stock. This gain represents a return to the common shareholders and has been recorded as an increase in the net income available to common shareholders in the computation of basic and diluted earnings per common share during the year ended December 31, 2004. The extinguishment of the Series D preferred stock also resulted in its $4,920 contingent beneficial conversion feature recorded in December 2003 to be redeemed, which was also recorded as an increase in net income available to common shareholders in the computation of basic and diluted net loss per common share for the year ended December 31, 2004.
      The Series E preferred stock was modified when its conversion rate was changed to one share of common stock for one share of Series E preferred stock concurrent with the Stock Exchange; accordingly, the Company estimated the fair value of its Series E preferred stock immediately before and immediately after the modification in September 2004 in accordance with SFAS No. 123. The $71 incremental value is considered a return to the Series E preferred shareholders and has been recorded as a decrease to the net income available to common shareholders in the computation of basic and diluted earnings per common share during the year ended December 31, 2004.

Voting
      Each share of preferred stock has voting rights equal to the number of shares of common stock into which it is then convertible.

Conversion
      Each share of preferred stock is convertible at any time at the option of the holder into the number of shares of common stock which results from dividing the conversion price per share in effect for such series at the time of conversion into the per share conversion value of such series (“Conversion Rate”). The conversion price per share of Series A, Series B, Series C-D, Series E and Series F is $3.00 and the per share conversion value of Series A, Series B, Series C-D and Series E is $3.00 resulting in an initial conversion rate of one share of preferred stock for one share of common stock. The conversion price of each series will be subject to adjustment from time to time in the event of a combination of shares of common stock, certain subsequent sales of common stock, grants of stock options, stock splits, stock dividends, or the distributions of common stock. Conversion is automatic in the event of a public offering of the Company’s common stock if the aggregate gross proceeds exceed $20,000 and the per share price is at least $15.00 per share.
      Management does not believe that its planned initial public offering (Note 17) will result in an automatic conversion.
      Each share of Series A, Series B, Series C-D, Series E and Series F preferred stock will automatically convert into shares of common stock at its then effective Conversion Rate upon the agreement of the holders of 63% of the then outstanding shares of preferred stock.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

Dividends
      Dividends on Series F preferred stock are noncumulative, and if declared, payable at $0.25 per share per annum on each share, in preference and prior to any payment of any dividend on the common stock or on the Series A, Series B, Series C-D and Series E preferred stock of the Company. No dividends have been declared through December 31, 2005.
      Dividends on Series A, Series B, Series C-D and Series E are noncumulative and, if declared, are payable at the rate of $8.75, $40.00, $0.80 and $1.20 per annum on each share of Series A, Series B, Series C-D and Series E preferred stock, respectively. No dividends have been declared through December 31, 2005.
      Thereafter, the holders of common stock and Series A, Series B, Series C-D, Series E and Series F preferred stock are entitled, when and if declared by the Board of Directors, to receive dividends, provided however that no such dividend may be declared or paid on any shares of common stock or Series A, Series B, Series C-D, Series E or Series F preferred stock unless at the same time an equivalent dividend is declared or paid on all outstanding shares of common stock and each such series of preferred stock. The dividend on any such series of preferred stock will be at the same rate per share as would be payable on the share of common stock.

Liquidation and Redemption
      In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including an acquisition, merger or sale which results in a change in the majority shareholders of the Company, the holders of Series F preferred stock will be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, Series A, Series B, Series C-D and Series E preferred stock, an amount equal to $6.00 per share, plus a further amount equal to any dividends declared but unpaid on such shares of Series F preferred stock. If upon liquidation, dissolution or winding up of the Company, the assets and surplus funds of the Company are insufficient to provide for the cash payment to the holders of the Series F preferred stock described above, all such assets of the Company as are legally available for distribution will be paid to the holders of the Series F preferred stock on a pro rata basis in proportion to the number of shares owned by each holder.
      Thereafter, the holders of Series A, Series B, Series C-D, Series E and Series F preferred stock will be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock, an amount equal to $112.50, $500.00, $10.00, $15.00 and $3.00 per share, respectively, plus a further amount equal to any dividends declared but unpaid on such shares. If upon liquidation, dissolution or winding up of the Company, the assets and surplus funds of the Company are insufficient to provide for the cash payment to the holders of Series A, Series B, Series C-D, Series E and Series F preferred stock described above, all such assets and surplus funds of the Company as legally available for distribution will be paid to the holders of Series A, Series B, Series C-D, Series E and Series F preferred stock on a pro rata basis in proportion to the product of the liquidation preference of each share and the number of shares owned by each holder.
      After the payment or setting apart of payment to the holders of the Series A, Series B, Series C-D, Series E and Series F preferred stock of the preferential amounts described above, the holders of common stock and the holders of Series C-D, Series E and Series F preferred stock will be entitled to

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
receive the remaining assets of the Company pro rata based on the number of shares of common stock held by each holder, assuming conversion of all Series C-D, Series E and Series F preferred stock.
      The change in control provision of the preferred stock is not solely in the Company’s control; accordingly, the preferred stock is classified as redeemable. The preferred stock will not be accreted to its redemption amount until such time the change in control is probable.

Anti-Dilution
      Series C-D, Series E and Series F preferred stock contain an anti-dilution provision, which provides for adjustment of the conversion price in the event Additional Shares of Common Stock, as defined, are issued for consideration per share less than the conversion price for the Series C-D, Series E, or Series F preferred stock.

Registration Rights
      The holders of certain shares of common stock, the holders of common stock issuable upon the exercise of warrants and the holders of common stock issuable upon conversion of the Series A, Series B, Series C-D, Series E and Series F preferred stock are entitled to certain rights with respect to the registration of their shares under the Securities Act. The holders of common stock or common stock issuable upon conversion of such securities (“Registrable Securities”) are entitled to the registration rights described below.

Demand Registration Rights
      At any time beginning six months following an initial public offering, the holders of at least 40% of the shares of Registrable Securities are entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act with respect to their shares of common stock so long as aggregate proceeds will be greater than $8,000. The Company is required to use its best efforts to effect any such registration, but is not required to effect more than two of these demand registrations.

Piggyback Registration Rights
      If the Company registers any securities under the Securities Act, the holders of Registrable Securities are entitled to notice of such registration. The Company is required to include the shares of such holders of Registrable Securities in the registration, except in the case where the managing underwriter of an initial public offering requires a limitation of the number of shares due to marketing factors, in which case the underwriters may limit or exclude all such shares from the initial public offering.

S-3 Registration Rights
      The holders of preferred stock are entitled to demand registration rights whereby they may require the Company to file registration statements under the Securities Act on Form S-3 with respect to their shares of common stock and the Company is required to use its best efforts to effect such registrations. The Company is not required to effect such a registration if the aggregate price to the public is less than $1,000 or one such registration is in the twelve-month period prior to a request to effect such registration.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

Series F Preferred Stock Warrants
      In May 2005, the Company issued a warrant exercisable into 116,667 shares of Series F preferred stock in connection with the secured promissory note (Note 8) at an exercise price of $3.00 per share. The warrant is exercisable over a period of eight years. The $188 estimated fair value of the warrant on its issuance date was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 40.01%, risk free interest rate of 3.93%; and term of eight years. The warrant is carried at its fair value with decreases or increases in fair value at each reporting date recorded as other income (expense). The warrant is exercisable either through the cash payment of the exercise price or through net share settlement at the option of the holder. The warrant is classified as a liability as it is exercisable into redeemable preferred stock.

10.	Common Stock
      In March 2004, upon the receipt of approval of the Company’s shareholders, the Company’s Board of Directors authorized and implemented a reverse stock split of the Company’s issued, outstanding and authorized shares of common stock, Series A, Series B, Series C-1, Series C-2, Series D, Series E and Series F preferred stock at a ratio of five hundred for one. The impact of the reverse split has been reflected in these financial statements for all periods presented. Fractional shares resulting from the reverse split were required to be paid in cash.
      The Company issued 414,554 warrants to purchase shares of common stock in connection with the April Bridge Notes in 2003 at an exercise price of $0.30 per share (Note 8). The warrants became exercisable upon conversion of the April Bridge Notes into Series F preferred stock and are exercisable for a period of five years. As of December 31, 2005 and March 31, 2006, the warrants are outstanding.
      The Company allocated the net proceeds to the warrants and April Bridge Notes based on their relative fair values. The $247 fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 75%; risk free interest rate of 2.11%; and term of five years. Upon conversion of the April Bridge Notes in conjunction with the issuance of Series F convertible preferred stock, the discount was fully amortized, and the Company recognized interest expense of $247 during the year ended December 31, 2003.
      The Series A, Series B, Series C-D and Series E preferred shareholder who did not purchase their pro rata share of the December 2003 Series F convertible preferred stock offering was converted into common stock at the then current conversion price of such preferred stock without giving effect to any anti-dilution adjustment. As a result, in December 2003 and January 2004, the Company issued 19,296 and 201 shares of common stock, respectively, pursuant to the special mandatory conversion provision in conjunction with the sale of the Series F preferred stock.
      The number of shares of common stock that has been reserved for issuance as of December 31, 2005 is as follows:

Preferred stock and preferred stock warrants	11,350,447
Stock options	2,074,057
Common stock warrants	414,554

13,839,058

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

11.	Income Taxes
      The Company has a history of continuing operating losses; accordingly, no federal income taxes have been incurred. The Company has established a valuation allowance against its deferred state or foreign tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.
      The reconciliation of the income tax provision computed at federal statutory rates to income tax expense/(benefit) is as follows:

	Year Ended December 31

	2003	2004	2005

Provision at statutory rate	34%	34%	34%
State taxes, net of federal benefit	7	8	7
Valuation allowance	(41)	(42)	(41)
Other	—	—	—

	0.00%	0.00%	0.00%

      The components of the net deferred tax asset are as follows:

	As of December 31,

	2004	2005

Net operating loss carryforwards	$20,041	$24,159
Capitalized costs	11,185	11,009
Tax credits	3,009	3,479
Reserves	187	271
Inventory	87	63
Property and equipment	30	152
Other	40	136

Total deferred tax assets	34,579	39,269
Valuation allowance	(34,579)	(39,269)

Net deferred tax assets	$—	$—

      At December 31, 2005, the Company had net operating loss carryforwards for federal and state purposes of approximately $59,874 and $43,004, respectively. The net operating loss carryforwards for federal purposes begin to expire in 2007, and the net operating loss carryforwards for state purposes begin expiring in 2006. The Company has research and experimentation credit carryforwards for federal and state purposes of approximately $1,927 and $1,503, respectively. The research and experimentation credits begin to expire in 2010 for federal purposes and carry forward indefinitely for state purposes. In addition, the Company has state manufacturing investment carryforwards of $49, which begin to expire in 2008.
      The utilization of net operating loss and tax credit carryforwards may be subject to substantial limitations due to the ownership change limitations under the provisions of Internal Revenue Code Section 382 and similar state provisions. Utilization of $15,000 of the federal net operating loss

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
carryforwards may also be subject to further limitation under the provisions of the Internal Revenue Code section 1503. The limitations could result in the expiration of the Company’s net operating loss carryforwards and credit carryforwards before full utilization.

12.	Commitments and Contingencies

Operating Leases
      The Company leases its facility under a noncancelable operating lease which, as amended, expires in December 2006 with an option to extend the lease for an additional three-year term at market rates, which expired in March 2006. Under the lease, the Company is required to pay for insurance, taxes, utilities and building maintenance.
      The Company leases its facility under a noncancelable operating lease for the Alsius Service Center in Wateringen, The Netherlands which expires in 2010.
      As of December 31, 2005 future minimum lease payments on the operating leases are as follows:

Year Ending December 31,

2006	$291
2007	23
2008	23
2009	23
2010	$10

$370

Rent expense for the years ended December 31, 2003, 2004 and 2005 was $355, $360 and $310, respectively.

Capital Leases
      Capital lease payments are due in monthly installments through December 2006 for a total of $8.

Indemnifications
      The Company indemnifies its directors, and may indemnify its officers and other agents, to the maximum extent permitted under California General Corporation Law. The indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying balance sheets.

13.	Benefit Plans

401(k) Plan
      The Company has a 401(k) plan that covers substantially all employees. Employer contributions to the plan are at the discretion of the Board of Directors. The Company elected to make no contributions for each year since the inception of the plan. The Company paid administrative expenses on behalf of the plan of $3, $2 and $5 for the years ended December 31, 2003, 2004 and 2005, respectively.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

Management Incentive Plan
      The Company established a Management Incentive Plan whereby certain key management employees will earn incentive compensation upon the sale of the Company. The sale of the Company is defined as any acquisition in which the shareholders immediately prior to such transaction do not own a majority of the voting securities of the surviving entity, excluding changes due to the issuance of new capital stock, transactions where 50% or more of the consideration is private company stock or changes due to debt convertible into common stock. The total amount allocated to the Management Incentive Plan will be the lower of 8% of the aggregate proceeds from the sale or $5,000, if the aggregate proceeds are $80,000, $6,000 if the aggregate proceeds are more than $80,000 but equal to or less than $90,000, and $7,000 if the aggregate proceeds are more than $90,000. The obligation to make payments under the Management Incentive Plan ranks prior to the liquidation preference of the Company’s Series F preferred stock (Note 9) when participating with the other holders of preferred stock.

14.	Stock Option Activity
      The 1992 Incentive Stock Plan (the “1992 Plan”) provided for the grant of options and stock purchase rights to purchase up to a maximum of 11,000 shares of the Company’s common stock to employees, officers, consultants and directors. The 1992 Plan included incentive stock options (“ISOs”), nonqualified stock options (“NSOs”) and stock purchase rights. The right to exercise ISOs and NSOs and stock purchase rights vested at a rate in accordance with the individual stock option agreements, which has been immediate to four years for employees and three to four years for non-employees. Options expire within a period of not more than 10 years from the date of grant. ISOs granted to an employee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company, expire within a period of not more than five years from the date of grant. Options expire between thirty and ninety days after termination of employment depending on the circumstances. The 1992 Plan ended in 2002 and no further options have been granted. During the year ended 2003, the Company granted 42 stock options to employees outside of the 1992 Plan.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      A summary of option activity is as follows:

				Weighted
	Shares Under Option			Average
				Exercise Price
	Employee	Non-employee	Total	Per Share

Outstanding at December 31, 2002	7,486	1,444	8,930	$230
Granted	42	—	42	410
Exercised	(7)	—	(7)	80
Forfeited	(455)	(32)	(487)	400

Outstanding at December 31, 2003	7,066	1,412	8,478	220
Forfeited	(1,296)	(66)	(1,362)	176

Outstanding at December 31, 2004	5,770	1,346	7,116	229
Forfeited	(120)	(727)	(847)	102

Outstanding at December 31, 2005	5,650	619	6,269	246

Outstanding at March 31, 2006 (unaudited)	5,650	619	6,269	246

Exercisable at December 31, 2003	5,560	1,387	6,947	185

Exercisable at December 31, 2004	5,116	1,336	6,452	220

Exercisable at December 31, 2005	5,384	619	6,003	240

Exercisable at March 31, 2006 (unaudited)	5,508	619	6,078	242

      The following table provides information for options that were outstanding and exercisable by a range of exercise prices as of March 31, 2006 (unaudited).

Options Outstanding				Options Exercisable

		Weighted-	Weighted-		Weighted-
Per Share		Average	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (in years)	Price	Exercisable	Price

$50-$55	1,406	1.1	$50	1,406	$50
65	1,425	2.8	65	1,425	65
250	73	4.6	250	73	250
410	3,365	5.5	410	3,174	410

	6,269	3.8	246	6,078	242

      The following table provides information for options that were outstanding and exercisable by range of exercise prices as of December 31, 2005.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

Options Outstanding					Options Exercisable

								Weighted
		Weighted-						Average
		Average	Weighted-			Weighted-		Remaining
Per Share		Contractual	Average	Aggregate		Average	Aggregate	Contractual
Range of Exercise	Number	Life	Exercise	Intrinsic	Number	Exercise	Intrinsic	Life
Prices	Outstanding	(in years)	Price	Value	Exercisable	Price	Value	(in years)

$50-$55	1,406	1.4	$50	—	1,406	$50	—	1.4
65	1,425	3.0	65	—	1,425	65	—	3.0
250	73	4.8	250	—	73	250	—	4.8
410	3,365	5.7	410	—	3,099	410	—	5.7

	6,269	4.1	246	—	6,003	240	—

      The 2004 Stock Incentive Plan (the “2004 Plan”) provides for the grant of options and stock purchase rights to purchase up to a maximum of 2,100,000 shares of the Company’s common stock to employees, officers, consultants and directors. The 2004 Plan includes incentive stock options (“ISOs”), nonqualified stock options (“NSOs”) and stock purchase rights. For ISOs and NSOs, the exercise price per share shall be no less than 110% of the fair market value per share on the date of grant for an individual who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company. The right to exercise ISOs and NSOs and stock purchase rights vests at a rate in accordance with the individual stock option agreements, which has been immediate to four years for employees, and immediate to three years for non-employees. Options expire within a period of not more than 10 years from the date of grant. ISOs granted to an employee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company, expire within a period of not more than five years from the date of grant. Options expire between thirty days and six months after termination of employment depending on the circumstances. No stock purchase rights have been granted through March 31, 2006.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      A summary of option activity under the 2004 Plan is as follows:

				Weighted
				Average
	Shares Under Option			Exercise
				Price Per
	Employee	Non-employee	Total	Share

Granted	1,390,040	134,688	1,524,728	$0.30
Exercised	(29,444)	(342)	(29,786)	0.30
Forfeited	(26,146)	(858)	(27,004)	0.30

Outstanding at December 31, 2004	1,334,450	133,488	1,467,938	0.30

Granted	582,180	41,150	623,330	0.30
Exercised	(2,456)	—	(2,456)	0.30
Forfeited	(334,644)	(18,000)	(352,644)	0.30

Outstanding at December 31, 2005	1,579,530	156,638	1,736,168	0.30

Granted (unaudited)	159,600	7,500	167,100	0.30
Exercised (unaudited)	—	—	—
Forfeited (unaudited)	(8,648)	—	(8,648)	0.30

Outstanding at March 31, 2006 (unaudited)	1,730,482	164,138	1,894,620	0.30

Exercisable at December 31, 2004	504,556	103,200	607,756	0.30

Exercisable at December 31, 2005	1,018,283	125,915	1,144,198	0.30

Exercisable at March 31, 2006 (unaudited)	1,104,106	131,040	1,235,146	0.30

      The following table provides information for options that were outstanding and exercisable as of March 31, 2006 (unaudited).

Options Outstanding					Options Exercisable

		Weighted-						Weighted
		Average	Weighted-			Weighted-		Average
		Contractual	Average	Aggregate		Average	Aggregate	Remaining
Per Share	Number	Life (in	Exercise	Intrinsic	Number	Exercise	Intrinsic	Life
Exercise Price	Outstanding	years)	Price	Value	Exercisable	Price	Value	(in years)

$0.30	1,894,620	8.4	$0.30	$8,112	1,235,146	$0.30	$5,293	8.4

The aggregate intrinsic value was determined by the difference between the estimated fair value of the Company’s common stock on March 31, 2006 and the exercise price.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      The following table provides information for options that were outstanding and exercisable as of December 31, 2005.

Options Outstanding				Options Exercisable

Weighted-
		Average	Weighted-		Weighted-
Per Share	Number	Contractual Life	Average	Number	Average
Exercise Price	Outstanding	(in years)	Exercise Price	Exercisable	Exercise Price

$0.30	1,736,168	8.6	$0.30	1,144,198	$0.30

Fair Value Disclosure
      The fair value of each employee option grant was estimated on the date of grant using the minimum value method. Following are the weighted average assumptions used in the calculations for employee stock options:

	Year Ended December 31,

	2003	2004	2005

Risk free interest rate	2.85%	3.63%	4.04%
Dividend yield	0	0	0
Expected term	5 years	5 years	5 years
      The weighted average fair value of options that were granted with an exercise price either below, equal to, or above the estimated fair value of the underlying common stock is presented below:

	Year Ended
	December 31,

	2003	2004	2005

Below estimated fair value	$0.02	$—	$2.09
At estimated fair value	—	0.05	—
Above estimated fair value	—	—	—
Fair Value Measurement
      During the year ended December 31, 2005, the Company granted employee stock options with an exercise price less than the estimated fair value of the Company’s common stock resulting in total deferred compensation of $1,183 and compensation expense of $92 for the year ended December 31, 2005 and $11 (unaudited) and $75 (unaudited) for the three months ended March 31, 2005 and 2006. Information relating to stock options granted during the year ended December 31, 2005 and the three months ended March 31, 2006 (unaudited) is provided below.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)

		Weighted Average

			Estimated
Grants Made	Number of	Option	Common Stock	Option
During the Quarter Ended	Options Granted	Exercise Price	Fair Value	Intrinsic Value

March 31, 2005	234,400	$0.30	$1.07	$0.77
June 30, 2005	23,100	0.30	2.14	1.84
September 30, 2005	108,000	0.30	2.14	1.84
December 31, 2005	216,680	0.30	3.81	3.51
March 31, 2006	167,100	0.30	3.98	3.68

	749,280

      Compensation expense of $297 will be recorded during each of the years ending December 31, 2006, 2007, 2008 and $200 during the year ending December 31, 2009. As discussed in Note 3, the Company adopted SFAS No. 123(R) using the prospective transition method.
      During the year ended December 31, 2005, the Company recognized $168 and $15 (unaudited) $37 (unaudited) for the three months ended March 31, 2005 and 2006 in compensation expense for stock options issued to non-employees. The weighted average assumptions used in the calculation for non-employee stock options at the grant date follows:

			Three Months
	Year Ended December 31,		Ended March 31,

	2004	2005	2005	2006

			(unaudited)
Risk free interest rate	3.63%	4.37%	4.37%	4.85%
Dividend yield	0%	0%	0%	0%
Term	10 years	10 years	10 years	10 years
Volatility	30.56%	32.77%	32.77%	61%
      There were no non-employee stock options granted during the year ended December 31, 2003.

15.	Related Parties
      All of the revenue recognized during the year ended December 31, 2003 and 7 percent of the revenue recognized during the year ended December 31, 2004 was with a distributor who is also a Series E preferred shareholder.
      The Company paid approximately $160, $313, $84, $19 (unaudited) and $5 (unaudited) in legal fees for the years ended December 31, 2003, 2004 and 2005 and three months ended March 31, 2005 and 2006, respectively, to a law firm whose partner is the corporate secretary of the Company. Included in accounts payable at December 31, 2004 and 2005 and at March 31, 2006 is approximately $11, $5 and $348 (unaudited), respectively, due to this law firm.

16.	Segment Information
      The Company operates in a single reporting segment. The following enterprise wide disclosure was prepared on a basis consistent with the preparation of the financial statements.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      The Company derives significant revenue from outside the United States. Revenue by geographic area, based on the customer location, was as follows:

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
United States	$—	$582	$1,227	$258	$431
Austria	—	257	644	147	319
Netherlands	977	119	—	—	—
Other	—	683	1,352	220	272

	$977	$1,641	$3,223	$625	$1,022

      No other country represented more that 10 percent of total revenue.
      The Company’s revenue by product category was as follows:

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Disposables	$485	$791	$1,529	$277	$441
CoolGard system	492	812	1,555	321	531
Services	—	38	139	27	50

	$977	$1,641	$3,223	$625	$1,022

      The Company’s long-lived assets located in its country of domicile and internationally were as follows:

	As of
	December 31,		As of
			March 31,
	2004	2005	2006

			(unaudited)
United States	$1,011	$886	$961
International	68	35	30

	$1,079	$921	$991

17.	Subsequent Events
      On April 13, 2006, the Company issued unsecured convertible promissory notes for an aggregate amount of $4,200 from existing shareholders with an interest rate of 8% that mature on December 31, 2006. All principal and accrued interest will convert automatically into unregistered shares of common stock upon the closing of an initial public offering, or into shares of Series F preferred stock at $3.00 per share if the initial public offering does not close by December 31, 2006. Upon conversion in an initial public offering, the principal amount of the promissory notes and accrued interest will convert

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
into the number of shares of common stock that results by dividing eighty percent of the initial public offering price into the total principal and accrued interest then outstanding.
      In conjunction with the promissory notes, the Company issued a warrant exercisable into common stock at a price per share equal to the public offering price in the event an initial public offering is completed by December 31, 2006. The number of shares into which the warrant is convertible is equal to twenty-percent of $4,200 divided by the initial public offering stock price. In the event an initial public offering is not completed by December 31, 2006, the warrants are convertible into shares of Series F preferred stock. The number of shares of Series F preferred stock will equal twenty percent of $4,200 divided by $3.00.
      The warrant is exercisable into shares of Series F preferred stock, in the event the Company does not consummate an initial public offering. The initial public offering is not a certain event and the warrant is convertible into preferred stock that is classified as mezzanine equity. Accordingly, at its issue date, the warrant will be recorded as a liability under FSP 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, based on its estimated fair value at issuance with subsequent changes in its fair value recorded as non-operating income (loss). After allocation of an amount of the sales proceeds equal to the fair value of the warrant, the remaining proceeds will be allocated to the Bridge Notes (“Residual Value”). The Company has not completed its estimate of the fair value of the warrant at issuance.
      The warrant may be exercised by tendering the Bridge Notes. If the initial public offering is consummated, the Bridge Notes are required to be satisfied with common stock and will no longer be outstanding and the warrant will become exercisable into common stock. As a result, upon the consummation of an initial public offering, the Company will reevaluate the appropriate classification of the warrant under the provisions of SFAS 133 Accounting for Derivative Instruments and Hedging Activities, and EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.
      The Bridge Notes have a maturity date of December 2006. The Residual Value allocated to the Bridge Notes will result in the notes being recorded at a discount to their face amount. The discount will be amortized to interest expense using the effective interest method over the expected term of the Bridge Notes.
      The Bridge Notes are not convertible by the holder into shares of common stock. However, as discussed above, the Bridge Notes, including accrued interest, are required to be settled in shares of the Company’s common stock upon the closing of an initial public offering, or at the maturity date if the Bridge Notes are not paid in cash on or before their maturity date. In the event the Company completes an initial public offering and issues common shares to settle the Bridge Notes, the Company will account for the settlement as an extinguishment of the Bridge Notes. Accordingly, the Company will compare the fair value, on the date of the initial public offering, of its common stock issued to settle the Bridge Notes to the carrying value of the Bridge Notes plus accrued interest, and record a non-operating loss on the extinguishment date of the Bridge Notes.

ALSIUS CORPORATION
NOTES TO FINANCIAL STATEMENTS — (Continued)
(In Thousands, Except Share Data)
      The Bridge Notes also provide for a payment equal to 150% of the principal and accrued interest in the event there is a sale transaction, which is defined as the sale of all or substantially all of the assets of the Company or when there is a change in control. The value of this and any other embedded derivatives, if any, will be initially recorded as a liability at fair value with subsequent changes in fair value recorded in non-operating income (loss). The Company has not completed its identification, or the estimate, of the fair value of the embedded derivative features.
      On April 23, 2006, the Company’s Board of Directors authorized the filing of a registration statement on Form S-1 for the initial registration of the Company’s common stock.

Schedule II — Valuation and Qualifying Accounts and Reserves

	Year Ended December 31, 2003, 2004 and 2005

	Balance at	Charged to Costs		Balance at
Description	Beginning of Year	and Expenses	Deduction	End of Year

		(In Thousands)
2003

Valuation allowance for deferred taxes	$26,656	$4,073	$—	$30,729
2004

Valuation allowance for deferred taxes	$30,729	$3,850	$—	$34,579
2005

Valuation allowance for deferred taxes	$34,579	$4,690	$—	$39,269
      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

CoolGard 3000®Graphic Display
Actual patient temperature
System cooling/warming intensity level
User-determined patient target temperature
User-determined rate of temperature change
ALSIUS ® proprietary heat exchange catheters also offer triple-lumen central venous catheter functionality to administer drugs and fluids, draw blood and monitor blood pressure of critically ill patients.
Fortius®Catheter
Icy®Catheter
CoolLine®Catheter

________________________________________________________________________________

Through and including                 , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
              Shares
Common Stock

PRICE $       PER SHARE

RBC Capital Markets	Harris Nesbitt
Leerink Swann & Company

PROSPECTUS

                     , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount

Securities and Exchange Commission Filing Fee	$4,306.75
NASD Filing Fee	$4,525.00
Nasdaq National Market Listing Fee	$105,000.00
Accounting Fees and Expenses	$350,000
Legal Fees and Expenses	$1,000,000.00
Blue Sky Fees and Expenses	$10,000.00
Transfer Agent and Registrar Fees and Expenses	$3,875.00
Printing and Engraving Expenses	$200,000.00
Miscellaneous Expenses	$2,293.25

Total	$1,680,000

Item 14.	Indemnification of Directors and Officers
      Alsius Corporation is a California corporation. Section 317 of the California Corporations Code, set forth below, provides for the indemnification of agents of the corporation. Directors, officers and employees of Alsius Corporation are included as agents.
      Our Ninth Amended and Restated Articles of Incorporation includes a provision that eliminates the liability of our directors for monetary damages to the fullest extent permitted by California law. Section 6.1 of our Bylaws provides for indemnification of our directors, who serve as a director at our request, to the maximum extent permitted by the California Corporations Code. Section 6.2 of our Bylaws provides for indemnification of our employees, officers and agents (other than directors), who serve in such capacity at our request, to the extent permitted by the California Corporations Code. Section 6.5 of our Bylaws also permits us to secure insurance on behalf of any person who is or was a director, officer, employee or agent against any liability asserted against them in such capacity or arising out of that person’s status as such. We maintain such insurance on behalf of our directors and executive officers and employees and agents, insuring them against any liability asserted against them while acting in such capacity or arising out of such status.
      The indemnification provisions contained in our Ninth Amended and Restated Articles of Incorporation and Bylaws are not exclusive of any other rights to which a person may be entitled under any Bylaw, agreement, vote of shareholders or directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The rights to indemnify as stated in our Bylaws shall continue even after a person has ceased to be a director, officer, employee or agent and shall inure to the benefits of the person’s heirs, executors and administrators.
      Upon completion of this offering, we also intend to enter into agreements with our directors and officers that will require us, to among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.
      Pursuant to the Underwriting Agreement (Exhibit 1.1), the underwriters are to indemnify us, our directors and officers, and in turn we are to indemnify the underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities
      Set forth below is information regarding securities sold by the Registrant in the past three years which were not registered under the Securities Act.
      (a) Issuances of preferred stock and common stock.
      (1) In April 2003, the Registrant issued warrants to purchase 414,554 shares of common stock to various accredited investors at an exercise price of $0.30 per share.
      (2) During the periods of December 2003 and April, May, September and October 2004, the Registrant issued and sold an aggregate of 8,319,141 shares of Series F preferred stock at a price per share of $3.00 to various accredited investors.
      (3) In May 2005, the Registrant issued a warrant to purchase 116,667 shares of Series F preferred stock to Oxford Finance Corporation at an exercise price of $3.00 per share.
      (4) In April 2006, the Registrant issued warrants to purchase         shares of common stock at an exercise price equal to the initial public offering price, assuming an initial public offering price of $ per share, to various accredited investors.
      No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, and pursuant to Regulation S promulgated under the Securities Act, in each case, to the extent an exemption from such registration was required. The purchasers of shares of our stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.
      (b) Stock Option Grants.
      From May 1, 2003 to March 31, 2006, the Registrant has granted stock options under its various stock option plans to directors, officers, employees and consultants to purchase an aggregate of 2,315,158 shares of common stock with exercise prices of $0.30 per share, and has issued 32,242 shares of common stock for an aggregate purchase price of $9,672.60 upon exercise of such options. These options will generally vest either immediately or ratably over a period of three or four years.
      The stock option grants and the common stock issuances described in this paragraph (b) of Item 15 were made pursuant to written compensatory plans or agreements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1(1)**	Eighth Amended and Restated Articles of Incorporation
3	.1(2)**	Certificate of Amendment to Eighth Amend and Restated Articles of Incorporation
3	.1(3)*	Form of Ninth Amended and Restated Articles of Incorporation, to be filed upon the closing of the offering to which this Registration Statement relates
3	.2(1)**	Bylaws of the Registrant, as amended
3	.2(2)*	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering to which this Registration Statement relates
4.1		Specimen Common Stock Certificate
4	.2**	Tenth Amended and Restated Registration Rights Agreement
4	.3**	Amendment No. 1 to Tenth Amended and Restated Registration Rights Agreement
4	.4**	Form of Common Stock Warrant, dated April 30, 2003
4	.5**	Oxford Finance Corporation Preferred Stock Warrant, dated May 31, 2005
4	.6**	Form of Common Stock Warrant, dated April 13, 2006
4	.7**	Form of 8% Unsecured Convertible Promissory Note
5	.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10	.1**	1992 Incentive Stock Plan and Form of Stock Option Agreement
10	.2**	2004 Stock Incentive Plan and Form of Stock Option Agreement
10	.3*	2006 Stock Incentive Plan, to be effective upon the closing of this offering to which this Registration Statement relates
10	.4*	Form of 2006 Stock Incentive Plan Stock Option Agreement
10	.5*	Form of 2006 Stock Incentive Plan Restricted Stock Unit Agreement
10	.6**	Lease for Facilities in Irvine, California
10	.7**	Form of Change of Control Agreement
10	.8*	Form of Indemnification Agreement between the Registrant and its Officers and Directors
10	.9**	Exclusive License Agreement, dated November 1999, by and between the Regents of the University of California and the Registrant, and First Amendment to Exclusive License Agreement, dated October 25, 2000
10	.10**	NonExclusive License Agreement, dated May 14, 1999, by and between Baxter Healthcare Corporation and the Registrant
10	.11**	Master Security Agreement, dated May 31, 2005, by and between Oxford Finance Corporation and the Registrant
10.12		Fifth Amendment to lease for facilities in Irvine, California
23	.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP
24	.3**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

      See page F-32 to the Financial Statements for the financial statement schedule. Such financial schedule is a part of this registration statement and should be read in conjunction with our financial statements.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, California on this 16th day of June, 2006.

By	/s/William J. Worthen

William J. Worthen

President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 16, 2006.

Name		Title

/s/ William J. Worthen William J. Worthen		President, Chief Executive Officer (Principal Executive Officer) and Director

/s/ Brett L. Scott Brett L. Scott		Chief Financial Officer (Principal Financial Officer) and Accounting Officer

* William L. Greene, M.D.		Director

* Wende S. Hutton		Director

* Jack W. Lasersohn		Director

* Gregory D. Waller		Director

* Kurt C. Wheeler		Director

* Carol D. Winslow		Director

*By:	/s/ William J. Worthen William J. Worthen Attorney-in-fact

Exhibit Index

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1(1)**	Eighth Amended and Restated Articles of Incorporation
3	.1(2)**	Certificate of Amendment to Eighth Amend and Restated Articles of Incorporation
3	.1(3)*	Form of Ninth Amended and Restated Articles of Incorporation, to be filed upon the closing of the offering to which this Registration Statement relates
3	.2(1)**	Bylaws of the Registrant, as amended
3	.2(2)*	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering to which this Registration Statement relates
4.1		Specimen Common Stock Certificate
4	.2**	Tenth Amended and Restated Registration Rights Agreement
4	.3**	Amendment No. 1 to Tenth Amended and Restated Registration Rights Agreement
4	.4**	Form of Common Stock Warrant, dated April 30, 2003
4	.5**	Oxford Finance Corporation Preferred Stock Warrant, dated May 31, 2005
4	.6**	Form of Common Stock Warrant, dated April 13, 2006
4	.7**	Form of 8% Unsecured Convertible Promissory Note
5	.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10	.1**	1992 Incentive Stock Plan and Form of Stock Option Agreement
10	.2**	2004 Stock Incentive Plan and Form of Stock Option Agreement
10	.3*	2006 Stock Incentive Plan, to be effective upon the closing of this offering to which this Registration Statement relates
10	.4*	Form of 2006 Stock Incentive Plan Stock Option Agreement
10	.5*	Form of 2006 Stock Incentive Plan Restricted Stock Unit Agreement
10	.6**	Lease for facilities in Irvine, California
10	.7**	Form of Change of Control Agreement
10	.8*	Form of Indemnification Agreement between the Registrant and its Officers and Directors
10	.9**	Exclusive License Agreement, dated November 1999, by and between the Regents of the University of California and the Registrant, and First Amendment to Exclusive License Agreement, dated October 25, 2000
10	.10**	Nonexclusive License Agreement, dated May 14, 1999, by and between Baxter Healthcare Corporation and the Registrant
10	.11**	Master Security Agreement, dated May 31, 2005, by and between Oxford Finance Corporation and the Registrant
10.12		Fifth Amendment to Lease for facilities in Irvine, California
23	.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP
24	.3**	Power of Attorney

*	To be filed by amendment.

**	Previously filed.